Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

TENAX AEROSPACE ACQUISITION, LLC

AIR INDUSTRIES GROUP

and

TRANSITORY AIR SUB LLC

Dated as of February 16, 2026

i

Schedules

Schedule A	Key AIR Stockholders

Exhibits

Exhibit A	Form of AIR Stockholder Support Agreement
Exhibit B	Form of Tenax Member Support Agreement
Exhibit C	Form of Tenax Member Lock-Up Agreement
Exhibit D	AIR Accounting Principles
Exhibit E	Form of Limited Liability Company Agreement of the Surviving Company
Exhibit F	Form of AIR Charter Amendment
Exhibit G	Terms and Conditions of the Tender Offer
Exhibit H	Redemption Rights Agreement Term Sheet
Exhibit I	Registration Rights Agreement Term Sheet

AGREEMENT AND PLAN OF MERGER, dated as of February 16, 2026 (this “Agreement”), among Tenax Aerospace Acquisition, LLC, a Delaware limited liability company (“Tenax”); Air Industries Group, a Nevada corporation (“AIR”); and Transitory Air Sub LLC, a Delaware limited liability company and wholly owned Subsidiary of AIR (“Merger Sub”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DLLCA, Tenax, AIR and Merger Sub have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into Tenax, with Tenax continuing as the Surviving Company in such merger (the “Merger”);

WHEREAS, in consideration for the Merger, AIR will issue shares of AIR Common Stock constituting the Merger Consideration to each holder of membership units of Tenax (the “Tenax Members”);

WHEREAS, the Tenax Board has (a) unanimously approved this Agreement and declared its advisability and (b) resolved to recommend the approval of this Agreement by the Tenax Members;

WHEREAS, the AIR Board has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, AIR and its stockholders; (b) adopted this Agreement and approved the Transaction Documents and the Transactions; (c) resolved to recommend that the stockholders of AIR vote in favor of approving the AIR Charter Amendment and the issuance of AIR Common Stock in connection with the Merger (the “AIR Stock Issuance”, and such recommendation, the “AIR Recommendation”); and (d) directed that the AIR Charter Amendment and the AIR Stock Issuance be submitted to the stockholders of AIR for approval at a duly held meeting of such stockholders to be called for such purpose (the “AIR Stockholders Meeting”);

WHEREAS, AIR, as the sole member of Merger Sub, has approved this Agreement by written consent;

WHEREAS, as of the date hereof, each holder of AIR Stock listed on Schedule A (the “Key AIR Stockholders”) has delivered to Tenax a support agreement in the form attached hereto as Exhibit A (the “AIR Stockholder Support Agreement”);

WHEREAS, as of the date hereof, Tenax Members holding a majority in voting power of the outstanding membership units of Tenax (the “Consenting Tenax Members”) have delivered to AIR support agreements in the form attached hereto as Exhibit B (the “Tenax Member Support Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to AIR and Merger Sub’s willingness to enter into this Agreement, each of Thomas Foley and Taran Bakker has executed and delivered a lock-up agreement in the form attached hereto as Exhibit C (the “Tenax Member Lock-Up Agreements”), in each case to be effective as of and contingent upon the Closing;

WHEREAS, subject to the satisfaction of certain conditions set forth in this Agreement, following the Closing, AIR may commence a cash tender offer upon the terms and subject to the conditions to be set forth in the Offer to Purchase to acquire up to 1,000,000 shares of AIR Common Stock at a price per share equal to the Tender Offer Price (such offer, as may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Tender Offer”);

WHEREAS, as of or prior to the Closing, AIR and a rights agent mutually agreeable to AIR and Tenax (the “Rights Agent”) will enter into the Redemption Rights Agreement, pursuant to which the AIR Stockholders as of the Business Day prior to the Closing will have the right to cause AIR to redeem their shares of AIR Common Stock for an amount in cash equal to 107.3% of the Debt Adjusted AIR Share Price (such amount, the “Redemption Price”) following the first anniversary of the Closing Date;

WHEREAS, as of or prior to the Closing, AIR and the Tenax Members will enter into the Registration Rights Agreement, pursuant to which AIR will provide the Tenax Members with customary registration and demand rights for their shares of AIR Common Stock; and

WHEREAS, the parties hereto intend that the Merger (a) qualifies as a tax-free exchange pursuant to Section 351(a) of the Code and (b) shall be treated in a manner consistent with Situation 3 of IRS Revenue Ruling 84-111.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Tenax, AIR and Merger Sub hereby agree as follows:

Article I

DEFINED TERMS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“Acceptable AIR Confidentiality Agreement” means a customary confidentiality agreement between AIR and a Person who has made a proposal satisfying the requirements of Section 7.02(c) that contains terms no less favorable to AIR than those contained in the Confidentiality Agreement and does not include provisions requiring exclusive negotiations.

“Acceptable Tenax Confidentiality Agreement” means a customary confidentiality agreement between Tenax and a Person who has made a proposal satisfying the requirements of Section 7.02(h) that contains terms no less favorable to Tenax than those contained in the Confidentiality Agreement and does not include provisions requiring exclusive negotiations.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Adverse Liquidity Event” means (a) an involuntary case or other proceeding shall have been commenced and is continuing against AIR or any of its Subsidiaries seeking liquidation, reorganization or other relief with respect to its debts under any federal, state or foreign bankruptcy, insolvency, or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property or an Order for relief shall have been entered against AIR or any of its Subsidiaries under any such bankruptcy Laws as in effect on or after the date hereof; (b) AIR or any of its Subsidiaries shall have (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar Law in effect on or after the date hereof, (ii) consented to the institution of, or failed to contest in a timely and appropriate manner, any case or other proceeding described in clause (a) of this definition, (iii) applied for or consented to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the AIR or any of its Subsidiaries or for a substantial part of its assets, (iv) admitted in writing its inability to pay its debts as they become due, (v) made a general assignment for the benefit of creditors or (vi) taken any corporate action to authorize any of the foregoing clauses (i) through (v); or (c) AIR or any of its Subsidiaries (i) fails to make any payment required under the Webster Loan or any AIR Subordinated Note in a timely manner or (ii) fails to observe or perform any other agreement or condition relating to the Webster Loan or any AIR Subordinated Note, or any other event occurs, and such failure or other event results in the lender(s) under the Webster Loan or the holders of the AIR Subordinated Notes accelerating repayment of the Webster Loan (or any portion thereof) or any of the AIR Subordinated Notes such that the Webster Loan (or any portion thereof) or any AIR Subordinated Note is obligated to be repaid prior to its respective stated maturity.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“AIR 6% Convertible Notes” means AIR’s outstanding 6% Subordinated Notes, issued on January 1, 2021, and with a maturity date of July 1, 2026, which are convertible into shares of AIR Common Stock.

“AIR 7% Convertible Notes” means AIR’s outstanding 7% Senior Subordinated Convertible Notes, issued on January 1, 2021, and with a maturity date of July 1, 2026, which are convertible into shares of AIR Common Stock.

“AIR 12% Subordinated Notes” means AIR’s outstanding 12% Subordinated Notes, issued on January 1, 2021, and February 1, 2024, and with a maturity date of July 1, 2026.

“AIR Accounting Principles” means the accounting principles of AIR as set forth in Exhibit D.

“AIR Award Issuance” means, without duplication, any issuance, grant or commitment to issue or grant by AIR or any of its Subsidiaries AIR Common Stock, AIR Equity Awards or any other equity or equity-based awards or securities, in each case to or for the benefit of any director or member of management of AIR or any of its Subsidiaries after the Capitalization Date.

“AIR Award Issuance Amount” means, as of any date of determination, the aggregate value of all AIR Award Issuances. For purposes of this definition, (a) the value of stock grants and vested and unvested AIR RSU Awards shall be determined by multiplying (i) the number of shares of AIR Common Stock issued or granted pursuant to such stock grant or AIR RSU Award and (ii) $4.10 per share, and (b) the value of an AIR Stock Option shall be determined by the Black-Scholes formula, consistent with past practice by AIR.

“AIR Benefit Plan” means every Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by AIR or any of its Subsidiaries or any of its ERISA Affiliates, to which AIR or any of its Subsidiaries or any of its ERISA Affiliates is a party, or with respect to which AIR or any of its Subsidiaries or any of its ERISA Affiliates may have any obligation or liability, whether actual or contingent.

“AIR Board” means the Board of Directors of AIR.

“AIR Cash” means, as of any date of determination, the cash and cash equivalents required to be reflected as cash and cash equivalents on the consolidated balance sheet of AIR and its Subsidiaries as of such date in accordance with the AIR Accounting Principles and shall, for the avoidance of doubt, (a) be calculated net of issued but uncleared checks and drafts written or issued by AIR or any of its Subsidiaries and (b) include checks and drafts deposited for the account of AIR or any of its Subsidiaries.

“AIR Collective Bargaining Agreement” means each Collective Bargaining Agreement covering any AIR Service Provider or to which AIR or any of its Subsidiaries is a party or bound by.

“AIR Common Stock” means the common stock, par value $0.001 per share, of AIR.

“AIR Convertible Notes” means, collectively, the AIR 6% Convertible Notes and the AIR 7% Convertible Notes.

“AIR Debt Target Amount” means $24,600,000.

“AIR Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by AIR to Tenax simultaneously with the signing of this Agreement.

“AIR Equity Awards” means, collectively, the AIR RSU Awards and the AIR Stock Options.

“AIR Expense Amount” means, as of any date of determination, the aggregate amount of Expenses actually paid in cash by AIR or any of its Subsidiaries after the Capitalization Date.

“AIR Government Bid” means any pending bid, proposal, offer or quote for supplies or services made by AIR or any of its Subsidiaries that, if accepted, would result in an AIR Government Contract.

“AIR Government Contract” means any prime contract, subcontract, grant, subaward, other transaction agreement or contract, basic ordering agreement, blanket purchase agreement, teaming agreement, letter contract, purchase order, task order or delivery order of any kind, including all amendments, modifications and options thereunder or relating thereto, awarded (a) to AIR or any of its Subsidiaries by any Governmental Authority or by a prime contractor or higher-tier subcontractor (or proposed prime contractor or higher-tier subcontractor) under or in relation to such Contracts or (b) by AIR or any of its Subsidiaries under or in relation to such contracts to a subcontractor (or proposed subcontractor) at any tier. For the avoidance of doubt, a task order, purchase order or delivery order under an AIR Government Contract shall not constitute a separate AIR Government Contract for purposes of this definition, but shall be a part of the AIR Government Contract to which it relates.

“AIR IP” means all AIR Owned IP together with all Intellectual Property licensed by AIR or any of its Subsidiaries and used, held for use or planned for use in AIR’s business.

“AIR IP Agreements” means any contract: (a) pursuant to which any third-party Intellectual Property is licensed or provided to AIR or any of its Subsidiaries, other than (i) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (ii) non-exclusive licenses for generally commercially available, off-the-shelf non-customized Software under standard, non-negotiated terms for a one-time or annual aggregate fee of less than $250,000, (iii) licenses to Public Software, (iv) non-exclusive licenses granted to AIR or any of its Subsidiaries in the ordinary course of business and (v) contracts in which the license or grant of rights to use Intellectual Property is ancillary or incidental to the transaction contemplated by such contract; (b) pursuant to which AIR or any of its Subsidiaries has granted to any person any right or interest in any material AIR IP, including any right to use, or any option to acquire title to, any item of material AIR IP, other than (i) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (ii) non-exclusive licenses granted in the ordinary course of business and (iii) contracts in which the license or grant of rights to use Intellectual Property is non-exclusive and merely ancillary or incidental to the transaction contemplated by such contract; or (c) to which AIR or any of its Subsidiaries is a party containing any covenant not to sue, concurrent use agreement, settlement agreement, co-existence agreement or other consent, in each case, with respect to any Intellectual Property.

“AIR IT Assets” means all IT Assets owned, licensed, leased or used or held for use by AIR or any of its Subsidiaries.

“AIR Leased Real Property” means all real property (together with any buildings, improvements and fixtures thereon) leased, subleased, licensed or otherwise occupied by AIR or any of its Subsidiaries, as tenant, subtenant, licensee or occupant.

“AIR Material Adverse Effect” means (a) the occurrence of an Adverse Liquidity Event or (b) any event, occurrence, state of facts, development, circumstance, change or effect that, individually or in the aggregate with all other events, occurrences, state of facts, developments, circumstances, changes and effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of AIR and its Subsidiaries taken as a whole; provided, however, that any event, occurrence, state of facts, development, circumstance, change or effect to the extent resulting from the following shall not be taken into account in determining whether an AIR Material Adverse Effect has occurred pursuant to this clause (b)(i): (A) any change in the market price, trading volume or credit ratings of AIR Common Stock or any failure, in and of itself, to meet internal or public revenue or earnings projections, forecasts, guidance, estimates, milestones or budgets for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (provided that the facts or causes underlying or contributing to such change or failure shall be considered in determining whether an AIR Material Adverse Effect has occurred); (B) changes in general economic, legal, regulatory or political conditions, or in the financial, credit or capital markets in general; (C) changes in applicable Law or GAAP, or in any interpretation thereof; (D) changes in the markets or industries in which AIR and its Subsidiaries operate (including legal and regulatory changes); (E) acts of civil unrest or war (whether or not declared), armed hostilities or terrorism or any escalation or worsening of any acts of civil unrest or war (whether or not declared), armed hostilities or terrorism under way as of the date of this Agreement; (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, volcanic eruptions or other natural disasters or any epidemic or pandemic; (G) any changes resulting or arising from the identity of Tenax or any of its Affiliates; or (H) the public announcement, pendency or performance of this Agreement; provided that, in each of clauses (B) through (F), AIR and its Subsidiaries, taken as a whole, are not affected disproportionately relative to other participants in the industries in which they operate; or (ii) would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation of the Transactions by AIR or Merger Sub or otherwise prevent either of AIR or Merger Sub from performing its obligations under this Agreement.

“AIR Net Indebtedness” means, as of any date of determination, as determined in accordance with the AIR Accounting Principles:

(a) the aggregate amount of Indebtedness of AIR and its Subsidiaries, plus, to the extent not already included in Indebtedness, (i) the aggregate amount of accounts payable and accrued expenses, but excluding accruals for Expenses, in excess of $6,500,000, (ii) the aggregate amount of deferred gain on sale, (iii) the aggregate amount of customer deposits and (iv) the aggregate amount of any reserves taken for unprofitable F-35 revenues not included in accrued expenses; minus

(b) the AIR Expense Amount; minus

(c) the AIR Option Exercise Amount; minus

(d) the aggregate amount of AIR Cash; plus

(e) the AIR Securities Issuance Proceeds Amount; plus

(f) the AIR Award Issuance Amount.

An example of the calculation of AIR Net Indebtedness as of December 31, 2025, is set forth in Section 1.01 of the AIR Disclosure Letter.

“AIR Option Exercise Amount” means $1,019,882.

“AIR Owned IP” means all Intellectual Property owned or purported to be owned or exclusively licensed by AIR or any of its Subsidiaries (whether solely or jointly with one or more other Persons) as of the date of this Agreement.

“AIR Owned Real Property” means all real property (together with any buildings, improvements and fixtures thereon) owned in fee simple by AIR or any of its Subsidiaries.

“AIR Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, filings, notices, approvals and orders of any Governmental Authority necessary for AIR and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“AIR Preferred Stock” means the preferred stock, par value $0.001 per share, of AIR.

“AIR Real Property Leases” means all leases, subleases, licenses, occupancy agreements and other agreements under which AIR or any of its Subsidiaries uses or occupies, or has the right to use or occupy, any AIR Leased Real Property (including all guaranties and assignments thereof and all modifications, amendments, supplements and side letters thereto).

“AIR RSU Awards” means restricted stock units with respect to shares of AIR Common Stock granted pursuant to the AIR Stock Plans or otherwise.

“AIR Share Target Amount” means 5,256,325.

“AIR Securities Issuance” means any issuance of AIR Common Stock or securities convertible or exchangeable into AIR Common Stock by AIR or any of its Subsidiaries (other than AIR Award Issuances) after the Capitalization Date.

“AIR Securities Issuance Proceeds Amount” means, as of any date of determination, the aggregate amount of cash proceeds received by AIR or any of its Subsidiaries in all AIR Securities Issuances.

“AIR Service Provider” means each of the directors, officers, employees and independent contractors of AIR and each of its Subsidiaries.

“AIR Stock” means, collectively, the AIR Common Stock and the AIR Preferred Stock.

“AIR Stock Options” means options to purchase shares of AIR Common Stock granted pursuant to the AIR Stock Plans or otherwise.

“AIR Stock Plans” means the AIR 2022 Equity Incentive Plan, the AIR 2017 Equity Incentive Plan, the AIR 2016 Equity Incentive Plan and the AIR 2015 Equity Incentive Plan, each as amended or amended and restated from time to time.

“AIR Stockholder Approvals” means, collectively, (a) the approval of the AIR Charter Amendment at the AIR Stockholders Meeting by such proportion of the voting power of the holders of the AIR Common Stock as is required therefor under the NRS and the articles of incorporation and bylaws of AIR; and (b) the approval of the AIR Stock Issuance at the AIR Stockholders Meeting by such proportion of the voting power of the holders of the AIR Common Stock as is required therefor under the NRS and the articles of incorporation and bylaws of AIR.

“AIR Subordinated Notes” means, collectively, the AIR 6% Convertible Notes, the AIR 7% Convertible Notes and the AIR 12% Subordinated Notes.

“Artificial Intelligence Tools” means technologies or tools involving deep learning, machine learning, computer vision, natural language processing (or large language models), including any and all Software and systems that employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, k-means clustering) or reinforcement learning.

“beneficial owner” has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Blue Sky Laws” means state securities “blue sky” Laws.

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Capitalization Date” means September 30, 2025.

“Closing Date” means the date on which the Closing occurs.

“Closing Month-End Balance Sheet” means the last Month-End Balance Sheet delivered by AIR prior to the Closing pursuant to Section 3.01(a).

“Closing VWAP” means the volume weighted average per-share price (as reported by Bloomberg), rounded to the nearest cent, of AIR Common Stock on the NYSE American during the 20 full Trading Days ending on (and including) the Trading Day immediately preceding the Closing Date.

“Code” means the United States Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means each collective bargaining, works council or other labor union contract or labor arrangement.

“Competing AIR Proposal” means any inquiry, proposal or offer from any Person relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions (other than the Merger), (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving AIR or any of its Subsidiaries pursuant to which any Person or the shareholders of any Person would own 15% or more of any class of equity securities of AIR or of any resulting parent company of AIR; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 15% of the total revenue, operating income, EBITDA or fair market value of the assets of AIR and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 15% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of AIR; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than 15% of any class of equity securities of AIR; (e) any other transaction the consummation of which would be reasonably likely to impede, interfere with, prevent or materially delay the Merger; or (f) any combination of the foregoing.

“Competing AIR Transaction Agreement” means a binding letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other Contract or agreement which contemplates or which would reasonably be expected to lead to any Competing AIR Proposal (other than an Acceptable AIR Confidentiality Agreement).

“Competing Tenax Proposal” means any inquiry, proposal or offer from any Person relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions (other than the Merger), (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Tenax or any of its Subsidiaries pursuant to which any Person or the shareholders of any Person would own 15% or more of any class of equity securities of Tenax or of any resulting parent company of Tenax; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 15% of the total revenue, operating income, EBITDA or fair market value of the assets of Tenax and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 15% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of Tenax; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than 15% of any class of equity securities of Tenax; (e) any other transaction the consummation of which would be reasonably likely to impede, interfere with, prevent or materially delay the Merger; or (f) any combination of the foregoing.

“Competing Tenax Transaction Agreement” means a binding letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other Contract or agreement which contemplates or which would reasonably be expected to lead to any Competing Tenax Proposal (other than an Acceptable Tenax Confidentiality Agreement).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 25, 2025, between AIR and Tenax or their Representatives or Affiliates.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, deed of trust, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is intended by the parties thereto to be legally binding, in each case, including all amendments, supplements, restatements or other modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Encumbrances” means mortgages, deeds of trust, pledges, liens, security interests, hypothecations, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights or disposition rights or any option, right of first refusal or right of first offer.

“Environmental Law” means any Law relating to pollution or protection of the environment, climate, natural resources, threatened or endangered species or, as it relates to exposure to hazardous or toxic materials, human health and safety.

“Environmental Permits” means all permits, licenses and other authorizations required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates, or on its or their behalf, or for which it or they are liable, in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the solicitation of securityholder approvals, the filing of any required notices under applicable foreign, federal or state antitrust, competition, fair trade or similar Laws or other similar regulations and all other matters related to the closing of the Transactions, including the Merger, but, for the avoidance of doubt, shall not include the cost of grants of stock or other compensation paid to management or directors.

“GAAP” means United States generally accepted accounting principles in effect from time to time, applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body of competent jurisdiction. For purposes of Section 4.21 and Section 5.21, the term “Governmental Authority” shall also include any entity owned or controlled by a Governmental Authority.

“Hazardous Materials” means any petroleum or petroleum products, radioactive materials, medical wastes, asbestos, polychlorinated biphenyls, per- and poly-fluorinated substances, hazardous or toxic substances and any other chemical, material, substance or waste that is regulated or that forms the basis of liability under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property, equipment or services; (d) pursuant to securitization or factoring programs or arrangements; (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness; (f) to maintain or cause to be maintained the financing or financial position of others; (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); (h) letters of credit, bank guarantees and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon; and (i) all Indebtedness of a type referred to in clauses (a) through (h) above of any Person secured by (or for which the holder of such Indebtedness has a right, contingent or otherwise, to be secured by) any Encumbrance on any property or assets owned by such Person or any of its Subsidiaries.

“Intellectual Property” means all worldwide rights in or to patents and patent applications, including, in each case, any provisionals, substitutions, divisionals, continuations, continuations-in-part, re-examinations, renewals, extensions, reissues and equivalents thereof in any jurisdiction; (b) registered or unregistered trademarks, trade dress, trade names, brand names, corporate names, service marks, certification marks, designs, logos, slogans and other indications of origin, the goodwill associated with the foregoing and registrations and applications to register, the foregoing, including any extension, modification or renewal of any such registration or application; (c) works of authorship and copyrights (including copyrights in Software and websites), whether published or unpublished and copyright registrations, applications for registration, and extensions thereof; (d) rights associated with domain names, uniform resource locators, internet protocol addresses, social media handles and other names, identifiers and locators associated with internet addresses, sites and services; (e) trade secrets, know-how (including all ideas, concepts, research and development) and other proprietary information, whether or not patentable, including inventions, discoveries, prototypes, results or data in any jurisdiction with respect to the foregoing, in each case, that derives economic value, whether actual or potential, from not being generally known to other persons (collectively, “Trade Secrets”); (f) Software; (g) analyses, development tools, information (including scientific, technical, or regulatory information), testing procedures, testing results and business, financial, sales and marketing plans, compilations, processes, methods, compositions, formulae, designs, drawings, tolerances, comparisons, specifications, techniques and know-how and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries); and (h) any and all other similar or equivalent intellectual property rights anywhere in the world.

“Intervening Event” means any material event, fact, circumstance, effect, development or occurrence that (a) was not known to, or reasonably foreseeable by, the AIR Board as of the date hereof or, if known, the material consequences of which were not known or reasonably foreseeable as of the date hereof and (b) does not involve or relate to the receipt, existence or terms of any Competing AIR Proposal; provided, however, that no event, fact, circumstance, effect, development or occurrence arising out of, or resulting from, the following should constitute or be taken into account in determining whether an Intervening Event has occurred: (i) any Competing AIR Proposal or any actual or potential acquisition of assets or businesses from AIR or any of its Subsidiaries or (ii) any of the following: (A) any change in the market price, trading volume or credit ratings of AIR Common Stock or any failure, in and of itself, to meet internal or public revenue or earnings projections, forecasts, guidance, estimates, milestones or budgets for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (provided that the facts or causes underlying or contributing to such change or failure shall be considered in determining whether an Intervening Event has occurred); (B) changes in general economic, legal, regulatory or political conditions, or in the financial, credit or capital markets in general; (C) changes in applicable Law or GAAP, or in any interpretation thereof; (D) changes in the markets or industries in which AIR and its Subsidiaries operate (including legal and regulatory changes); (E) acts of civil unrest or war (whether or not declared), armed hostilities or terrorism or any escalation or worsening of any acts of civil unrest or war (whether or not declared), armed hostilities or terrorism under way as of the date of this Agreement; (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, volcanic eruptions or other natural disasters or any epidemic or pandemic; (G) any changes resulting or arising from the identity of Tenax or any of its Affiliates; or (H) the public announcement, pendency or performance of this Agreement.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all (a) computers (including, servers, firewalls, workstations, desktops, laptops and handheld devices), Software, hardware (whether general or special purpose), networks, firmware, middleware, routers, hubs, switches, data communications lines, data storage devices, information security and telecommunications capabilities, data centers, operating systems and all other information technology equipment and other similar or related items of information technology hardware and infrastructure, including any “Infrastructure-as-a-Service” or “Platform-as-a-Service” or other cloud or hybrid cloud services, and (b) any business systems software or applications (including CRM, ERP, HR, IT support and accounting systems), whether hosted in “on prem” and/or in the cloud, or provided as a service (e.g., “Software-as-a-Service”), and the documentation, reference and resource materials relating thereto and all Contracts and contractual rights required in connection with the foregoing.

“knowledge of AIR” means the actual knowledge of the individuals listed in Section 1.02 of the AIR Disclosure Letter or what such individuals would reasonably be expected to know after making reasonable inquiry of the executives and managers having primary responsibility for the applicable matter.

“knowledge of Tenax” means the actual knowledge of the individuals listed in Section 1.01 of the Tenax Disclosure Letter or what such individuals would reasonably be expected to know after making reasonable inquiry of the executives and managers having primary responsibility for the applicable matter.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Merger Consideration” means 94,400,000 shares of AIR Common Stock, subject to adjustment in accordance with Section 3.03.

“NRS” means the Nevada Revised Statutes.

“NYSE American” means the NYSE American stock exchange.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Outside Date” means September 30, 2026.

“Permitted Encumbrances” means (a) statutory Encumbrances for current Taxes, special assessments or other governmental charges not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory Encumbrances arising or incurred in the ordinary course of business for amounts not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (c) zoning, entitlement, building and other land use Laws imposed by governmental agencies having jurisdiction over any real property which are not violated in any material respect by the current use and operation of such real property; (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance or old age pension programs mandated under applicable Laws; (e) covenants, conditions, restrictions, easements and other similar non-monetary matters of record that would not reasonably be expected to, individually or in the aggregate, adversely affect the current occupancy or use of the subject real property in any material respect; (f) restrictions on the transfer of securities arising under federal and state securities Laws; and (g) any Encumbrances caused by state statutes or specific provisions of real property leases, in each case, with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject leased real property.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“Personal Data” means (a) any information defined as “personal data”, “personally identifiable information” or “personal information” under any Privacy and Data Security Requirement or (b) any information that can reasonably be used to identify an individual natural person or relating to an identified or identifiable natural person, directly or indirectly, including name, a unique identification number, government-issued identifier (including Social Security number and driver’s license number), physical address, gender and date of birth. Personal Data that has been pseudonymized shall also be considered Personal Data to the extent treated as such under any Privacy and Data Security Requirement.

“Plan” means (a) each “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA) and (b) each other employment, independent contractor, consulting, pension, retirement, supplemental retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance, vacation, bonus, incentive, disability, medical, vision, dental, health, life insurance, perquisite, fringe benefit or other compensation or benefit plan, program, agreement, arrangement, policy, trust, fund or Contract, whether written or unwritten.

“Privacy and Data Security Requirements” means (a) any Laws regulating the collecting, accessing, using, disclosing, transmitting, transferring, securing, sharing, storing, maintaining, retaining, deleting, disposing, modifying, protecting, privacy of, breach of or processing (collectively, “Processing”) of Personal Data; (b) obligations under all contracts to which AIR or any of its Subsidiaries is a party or is otherwise bound that relate to Personal Data; and (c) all of AIR’s and its Subsidiaries’ internal and publicly posted policies and representations regarding the collection, access, use, disclosure, transmission, transfer, storage, maintenance, retention, deletion, disposal, modification, protection or Processing of Personal Data.

“Public Software” means (a) any Software used under a license identified as an open source license by the Open Source Initiative (www.opensource.org) and (b) any other Software that is distributed as freeware or under similar licensing or distribution models.

“Redemption Rights Agreement” means, subject to the terms of Section 7.17, a redemption rights agreement between AIR and the Rights Agent.

“Registered AIR IP” means all Intellectual Property included in AIR Owned IP that is the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Authority or internet domain name registrar.

“Registered Tenax IP” means all Intellectual Property included in Tenax Owned IP that is the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Authority or internet domain name registrar.

“Registration Rights Agreement” means, subject to the terms of Section 7.18, a registration rights agreement among AIR and the Tenax Members.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Tenax Member Approval” means the affirmative vote (at a meeting or by written consent) of holders of not less than a majority in voting power of the issued and outstanding Tenax Units.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Software” means all computer software, programs (whether in source code, object code, human readable form or other form); applications; algorithms; user interfaces; application programming interfaces; diagnostics; software development tools and kits; templates; menus; analytics and tracking tools; compilers; library functions; version control systems; operating system virtualization environments; databases and compilations, including data and collections of data, whether machine-readable or otherwise; technology supporting the foregoing, together with all boot, compilation, configuration, debugging, performance analysis and runtime files; libraries; data; documentation, including user manuals and training materials, related to any of the foregoing; and any cloud storage containing any of the foregoing.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means an unsolicited written bona fide offer made by a third party with respect to a Competing AIR Proposal (other than pursuant to clause (e) of such definition) which the AIR Board reasonably determines, in its good-faith judgment, after having received the advice of a financial advisor of nationally recognized reputation and outside legal counsel, to be (a) more favorable to the stockholders of AIR from a financial point of view (after taking into account all of the terms and conditions of such proposal, including the sources and terms of any financing, financing market conditions and the existence of a financing contingency) than the Merger (after taking into account any changes to the financial terms of this Agreement proposed by Tenax in response to such offer or otherwise) and (b) reasonably expected to be consummated on the terms so proposed. For the purposes of the definition of “Superior Proposal”, each reference to “15%” in the definition of “Competing AIR Proposal” shall be replaced with “75%”.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding a party to this Agreement or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s Tax liability (excluding any agreements or arrangements the principal subject matter of which is not Taxes).

“Taxes” means all taxes or similar duties, fees or charges or assessments thereof imposed by any Governmental Authority, in each case in the nature of a tax, including any interest, penalties and additions imposed with respect to such amount.

“Tenax Benefit Plan” means every Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Tenax or any of its Subsidiaries or any of its ERISA Affiliates, to which Tenax or any of its Subsidiaries or any of its ERISA Affiliates is a party, or with respect to which Tenax or any of its Subsidiaries or any of its ERISA Affiliates may have any obligation or liability, whether actual or contingent.

“Tenax Board” means the Board of Managers of Tenax.

“Tenax Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Tenax to AIR and Merger Sub simultaneously with the signing of this Agreement.

“Tenax Government Bid” means any pending bid, proposal, offer or quote for supplies or services made by Tenax or any of its Subsidiaries that if accepted, would result in a Tenax Government Contract.

“Tenax Government Contract” means any prime contract, subcontract, grant, subaward, other transaction agreement or contract, basic ordering agreement, blanket purchase agreement, teaming agreement, letter contract, purchase order, task order or delivery order of any kind, including all amendments, modifications and options thereunder or relating thereto, awarded (a) to Tenax or any of its Subsidiaries by any Governmental Authority or by a prime contractor or higher-tier subcontractor (or proposed prime contractor or higher-tier subcontractor) under or in relation to such Contracts or (b) by Tenax or any of its Subsidiaries under or in relation to such contracts to a subcontractor (or proposed subcontractor) at any tier. For the avoidance of doubt, a task order, purchase order or delivery order under a Tenax Government Contract shall not constitute a separate Tenax Government Contract for purposes of this definition, but shall be a part of the Tenax Government Contract to which it relates.

“Tenax IP” means all Tenax Owned IP together with all Intellectual Property licensed by Tenax or any of its Subsidiaries and used, held for use or planned for use in Tenax’s business.

“Tenax IP Agreements” means any contract: (i) pursuant to which any third-party Intellectual Property is licensed or provided to Tenax or any of its Subsidiaries, other than (a) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (b) non-exclusive licenses for generally commercially available, off-the-shelf non-customized Software under standard, non-negotiated terms for a one-time or annual aggregate fee of less than $500,000, (c) licenses to Public Software, (d) non-exclusive licenses granted to Tenax or any of its Subsidiaries in the ordinary course of business and (e) contracts in which the license or grant of rights to use Intellectual Property is ancillary or incidental to the transaction contemplated by such contract; (ii) pursuant to which Tenax or any of its Subsidiaries has granted to any person any right or interest in any material Tenax IP, including any right to use, or any option to acquire title to, any item of material Tenax IP, other than (a) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (b) non-exclusive licenses granted in the ordinary course of business and (c) contracts in which the license or grant of rights to use Intellectual Property is non-exclusive and merely ancillary or incidental to the transaction contemplated by such contract; or (iii) to which Tenax or any of its Subsidiaries is a party containing any covenant not to sue, concurrent use agreement, settlement agreement, co-existence agreement or other consent, in each case, with respect to any Intellectual Property.

“Tenax IT Assets” means all IT Assets owned, licensed, leased or used or held for use by Tenax or any of its Subsidiaries.

“Tenax Leased Real Property” means all real property (together with any buildings, improvements and fixtures thereon) leased, subleased, licensed or otherwise occupied by Tenax or any of its Subsidiaries, as tenant, subtenant, licensee or occupant.

“Tenax Material Adverse Effect” means any event, occurrence, state of facts, development, circumstance, change or effect that, individually or in the aggregate with all other events, occurrences, state of facts, developments, circumstances, changes and effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Tenax and its Subsidiaries taken as a whole; provided, however, that any event, occurrence, state of facts, development, circumstance, change or effect to the extent resulting from the following shall not be taken into account in determining whether a Tenax Material Adverse Effect has occurred: (i) any change in the market price, trading volume or credit ratings of Tenax equity interests or any failure, in and of itself, to meet internal or public revenue or earnings projections, forecasts, guidance, estimates, milestones or budgets for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (provided that the facts or causes underlying or contributing to such change or failure shall be considered in determining whether a Tenax Material Adverse Effect has occurred); (ii) changes in general economic, legal, regulatory or political conditions, or in the financial, credit or capital markets in general; (iii) changes in applicable Law or GAAP or in any interpretation thereof; (iv) changes in the markets or industries in which Tenax and its Subsidiaries operate (including legal and regulatory changes); (v) acts of civil unrest or war (whether or not declared), armed hostilities or terrorism or any escalation or worsening of any acts of civil unrest or war (whether or not declared), armed hostilities or terrorism under way as of the date of this Agreement; (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, volcanic eruptions or other natural disasters or any epidemic or pandemic; (vii) any changes resulting or arising from the identity of AIR or any of its Affiliates; or (viii) the public announcement, pendency or performance of this Agreement; provided that, in each of clauses (ii) through (vi), Tenax and its Subsidiaries, taken as a whole, are not affected disproportionately relative to other participants in the industries in which they operate; or (b) would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation of the Transactions by Tenax or otherwise prevent Tenax from performing its obligations under this Agreement.

“Tenax Nominee” means NTC Equity Holdings, LLC.

“Tenax Owned IP” means all Intellectual Property owned or exclusively licensed by Tenax or any of its Subsidiaries (whether solely or jointly with one or more other Persons) as of the date of this Agreement.

“Tenax Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, filings, notices, approvals and orders of any Governmental Authority necessary for Tenax and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Tenax Real Property Leases” means all leases, subleases, licenses, occupancy agreements and other agreements under which Tenax or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (including all guaranties and assignments thereof and all modifications, amendments, supplements and side letters thereto).

“Tenax Service Provider” means each of the directors, officers, employees and independent contractors of Tenax and each of its Subsidiaries.

“Tenax Warrantholders” means AEAMF Aero Funding LLC, ACSF Aero Funding LLC, MMPDFII Aero Blocker, LLC and MetLife Middle Market Private Debt Fund II, LP; provided that a Tenax Warrantholder shall become a Tenax Member to the extent it exercises its Warrant prior to the Closing.

“Trading Day” means a day on which shares of AIR Common Stock are traded on the NYSE American.

“Transaction Documents” means, collectively, this Agreement, the AIR Stockholder Support Agreement, the Tenax Member Support Agreements, the Tenax Member Lock-Up Agreements, the Redemption Rights Agreement, the Registration Rights Agreement, the Certificate of Merger and all other Contracts delivered or required to be delivered by any party hereto at or prior to the Closing pursuant to this Agreement.

“Transactions” means the transactions contemplated by the Transaction Documents, including the Merger and the Tender Offer.

“Warrants” means, collectively, (i) Warrant to Purchase Class A-2 Units No. W-1, dated as of January 7, 2026, held by AEAMF Aero Funding LLC; (ii) Warrant to Purchase Class A-2 Units No. W-2, dated as of January 7, 2026, held by ACSF Aero Funding LLC; (iii) Warrant to Purchase Class A-2 Units No. W-3, dated as of January 7, 2026, held by MMPDFII Aero Blocker, LLC; and (iv) Warrant to Purchase Class A-2 Units No. W-4, dated as of January 7, 2026, held by MetLife Middle Market Private Debt Fund II, LP.

“Webster Loan” means the Loan and Security Agreement, dated as of December 31, 2019, by and among Air Industries Machining, Corp., a New York corporation, Nassau Tool Works, Inc., a New York corporation, and The Sterling Engineering Corporation, a Connecticut corporation, as borrowers, AIR and Air Realty Group, LLC, a Connecticut limited liability company, as guarantors and Webster Bank, National Association, as lender, as amended from time to time.

Section 1.02 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

Agreement	Preamble
AIR	Preamble
AIR Charter Amendment	Section 2.05
AIR Closing Capitalization Schedule	Section 3.01(b)
AIR Excess Debt	Section 3.03(a)
AIR Financial Statements	Section 4.06(b)

Defined Term	Location of Definition

AIR Material Contracts	Section 4.17(a)
AIR Recommendation	Recitals
AIR Related Parties	Section 9.03(h)
AIR SEC Reports	Section 4.06(a)
AIR Stock Issuance	Recitals
AIR Stockholder Support Agreement	Recitals
AIR Stockholders Meeting	Recitals
AIR Termination Fee	Section 9.03(a)(iii)
Anti-Corruption Laws	Section 4.21(a)
Antitrust Laws	Section 7.07(a)
Certificate of Merger	Section 2.03
Change in the AIR Recommendation	Section 7.02(d)
Charter Amendment Effective Time	Section 2.03
Closing	Section 2.02
Consenting Tenax Members	Recitals
Continuing Employees	Section 7.04(a)
D&O Insurance	Section 7.05(b)
Debt Adjusted AIR Equity Value	Section 3.03(a)(ii)
Debt Adjusted AIR Share Price	Section 3.03(a)(i)
Effective Time	Section 2.03
Expiration Time	Section 7.16(d)
Export Control Laws	Section 4.21(d)
Filed AIR SEC Reports	Article IV
Key AIR Stockholders	Recitals
Merger	Recitals
Merger Sub	Preamble
Money Laundering Laws	Section 4.21(b)
Month-End Balance Sheet	Section 3.01(a)
Notice of Adverse Recommendation	Section 7.02(d)
Offer to Purchase	Section 7.16(a)
Pass-Through Tax Matter	Section 7.11(c)
Pass-Through Tax Return	Section 7.11(b)
Payoff Amount	Section 7.12
Payoff Debt	Section 7.12
Payoff Letters	Section 7.12
Pre-Closing AIR Deliverables	Section 3.01(b)
Proxy Statement	Section 4.04(b)
R&D Sponsor	Section 4.14(h)
Redemption Price	Recitals
Restraint	Section 8.01(b)
Restriction	Section 7.07(a)
Rights Agent	Recitals
Sanctioned Person	Section 4.21(c)
Sanctions	Section 4.21(c)

Defined Term	Location of Definition

Schedule TO	Section 7.16(c)
Surviving Company	Section 2.01
Tenax	Preamble
Tenax Closing Capitalization Schedule	Section 3.01(e)
Tenax Financial Statements	Section 5.06(a)
Tenax Material Contracts	Section 5.17(a)
Tenax Member Lock-Up Agreements	Recitals
Tenax Member Support Agreements	Recitals
Tenax Members	Recitals
Tenax Related Parties	Section 9.03(h)
Tenax Termination Fee	Section 9.03(b)
Tenax Units	Section 3.02(a)
Tenax Warrantholder Allocation	Section 3.01(e)(ii)
Tender Offer	Recitals
Tender Offer Acceptance Time	Section 7.16(d)
Tender Offer Conditions	Section 7.16(a)
Tender Offer Documents	Section 7.16(c)
Tender Offer Price	Section 7.16(b)
Transfer Agent	Section 3.06(a)

Section 1.03 Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When reference is made to an Article, Section, Schedule or Exhibit, such reference is to an Article or Section of, or Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive (i.e., it means “and/or”). Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. The phrases “delivered”, “provided to”, “made available” and “furnished to” and phrases of similar import when used herein, unless the context otherwise requires, mean, with respect to any statement to the effect that any information, document or other material has been “delivered”, “provided to”, “made available to” or “furnished to” Tenax or AIR, as applicable, that such information, document or material was made available for review in an unredacted form by Tenax or AIR, as applicable, or any of its Representatives no later than 5:00 p.m., New York City time, on the date hereof in the virtual data room established by AIR or Tenax, as applicable, in connection with this Agreement.

Article II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII, and in accordance with the applicable provisions of the DLLCA and this Agreement, at the Effective Time, Merger Sub shall be merged with and into Tenax. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Tenax shall continue as the surviving limited liability company in the Merger (the “Surviving Company”) and, following the Merger, Tenax shall be a wholly owned Subsidiary of AIR.

Section 2.02 Closing. The closing of the Transactions (the “Closing”) shall take place on the third Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), unless another date is agreed to in writing by Tenax and AIR; provided, however, that, notwithstanding the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII, without Tenax’s prior written consent, the Closing shall not occur earlier than the fifth Business Day following delivery of the Month-End Balance Sheet for the most recently ended calendar month prior to the Closing. The Closing shall be held at the offices of Cravath, Swaine & Moore LLP, Two Manhattan West, 375 Ninth Avenue, New York, New York 10001, or such other place as the parties shall agree.

Section 2.03 Effective Time. Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, (a) AIR shall cause the AIR Charter Amendment to be filed with the Nevada Secretary of State in such form as required by, and executed in accordance with, the relevant provisions of the NRS (the date and time of the filing of the AIR Charter Amendment with the Nevada Secretary of State, or such later date and time permitted under the NRS as is specified in the AIR Charter Amendment and as is agreed to by AIR and Tenax in writing, being the “Charter Amendment Effective Time”), (b) Tenax will cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DLLCA (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as is specified in the Certificate of Merger and as is agreed to by AIR and Tenax in writing, being the “Effective Time”; provided that the parties hereto shall take all necessary action such that the Effective Time shall occur one minute after the Charter Amendment Effective Time) and (c) each of AIR, Merger Sub and Tenax shall make all other filings or recordings required under the NRS or the DLLCA (if any).

Section 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the DLLCA.

Section 2.05 Organizational Documents. (a) At the Effective Time, (i) the certificate of formation of the Surviving Company shall be the certificate of formation of Tenax as of immediately prior to the Effective Time and (ii) the limited liability company agreement in the form set forth in Exhibit E to this Agreement shall be the limited liability company agreement of the Surviving Company, in each case until thereafter amended in accordance with applicable Law; (b) at the Charter Amendment Effective Time, the articles of incorporation of AIR shall be amended pursuant to an amendment in the form attached as Exhibit F to this Agreement (the “AIR Charter Amendment”) and, as so amended, shall be the articles of incorporation of AIR until thereafter amended as provided therein or in accordance with applicable Law; and (c) AIR shall amend its bylaws effective at the Closing to delete Section 1.11 thereof.

Section 2.06 Directors of AIR. The parties shall take all requisite action (including to the extent necessary increasing the size of the AIR Board) so that, from and after the Effective Time, the AIR Board shall include no fewer than eight directors, which shall consist only of (a) no fewer than six individuals designated by Tenax and (b) two individuals to be mutually agreed upon by Tenax and AIR, each to hold office in accordance with the articles of incorporation and bylaws of AIR.

Section 2.07 Officers. The officers of Tenax immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

Article III

MERGER CONSIDERATION

Section 3.01 Pre-Closing Deliveries.

(a) No later than the 15th day following the last day of each calendar month ending after the date of this Agreement and prior to the Closing, AIR shall deliver to Tenax an unaudited consolidated balance sheet of AIR and its Subsidiaries as of the last day of such calendar month (each, a “Month-End Balance Sheet”) prepared in the same format as the quarterly unaudited consolidated balance sheets in AIR’s Quarterly Reports on Form 10-Q filed with the SEC, which shall, in any event, set forth (i) the aggregate amount of Indebtedness of AIR and its Subsidiaries and (ii) to the extent not already reflected in such presentation of Indebtedness, (A) the aggregate amount of accounts payable and accrued expenses, (B) the aggregate amount of deferred gain on sale, (C) the aggregate amount of customer deposits and (D) the aggregate amount of any reserves taken for unprofitable F-35 revenues not included in accrued expenses.

(b) No less than five Business Days prior to the Closing, AIR shall deliver to Tenax a statement prepared in good faith, substantially in the form of Section 3.01 of the AIR Disclosure Letter (which has been illustratively prepared as if delivered to Tenax on the date hereof) (as may be updated pursuant to Section 3.01(d) from time to time, the “AIR Closing Capitalization Schedule” and, together with the Closing Month-End Balance Sheet, the “Pre-Closing AIR Deliverables”), setting forth, in each case, as of the date of the Closing Month-End Balance Sheet, with reasonable supporting detail:

(i) the calculation of AIR Net Indebtedness and the components thereof;

(ii) a list of each AIR Award Issuance, together with the recipient and value thereof;

(iii) a list of each AIR Securities Issuance and the proceeds received by AIR or its Subsidiaries therefrom;

(iv) the number of AIR RSU Awards held by each holder thereof, indicating the grant date and the vesting schedule of such AIR RSU Awards;

(v) the number of AIR Stock Options held by each holder thereof, indicating (A) the grant date, expiration date and vesting schedule of such AIR Stock Options, (B) whether such AIR Stock Options are vested or unvested, (C) the exercise price with respect to each AIR Stock Option and (D) whether or not such AIR Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code;

(vi) (A) the number of outstanding shares of AIR Common Stock, (B) the number of outstanding AIR Stock Options with a strike price of $4.10 or less and (C) the number of outstanding unvested AIR RSU Awards; and

(vii) the calculation of the Merger Consideration in accordance with Section 3.03.

(c) AIR shall take all necessary actions to freeze all exercises of AIR Stock Options and all settlements of AIR RSU Awards, in each case, as of immediately prior to delivery of the Pre-Closing AIR Deliverables until the Effective Time.

(d) Tenax shall be entitled to review and comment in good faith on the Pre-Closing AIR Deliverables, and AIR shall provide any reasonably requested supporting information related thereto, consider any such comments in good faith and update and redeliver, if applicable, the Pre-Closing AIR Deliverables reflecting any such comments no later than the Business Day immediately prior to the Closing Date. Prior to the Closing, AIR and Tenax shall seek in good faith to resolve any differences that they may have with respect to the computation of any of the items in the Pre-Closing AIR Deliverables; provided that the Pre-Closing AIR Deliverables as delivered by AIR shall be subject to Tenax’s approval not to be unreasonably withheld or delayed.

(e) After the delivery of the Pre-Closing AIR Deliverables and no less than two Business Days prior to the Closing, Tenax shall deliver to AIR a statement prepared in good faith, substantially in the form of Section 3.01 of the Tenax Disclosure Letter (which has been illustratively prepared as if the Effective Time occurred on the date hereof) (as may be updated pursuant to Section 3.01(f) from time to time, the “Tenax Closing Capitalization Schedule”), setting forth, in each case, as of the Effective Time, with reasonable supporting detail:

(i) a list of all Tenax Members and Tenax Warrantholders, and each Tenax Member and Tenax Warrantholder’s address; and

(ii) (A) the portion of the Merger Consideration payable to each Tenax Member and (B) the portion of the Merger Consideration that would be payable to each Tenax Warrantholder if such Tenax Warrantholder had exercised its Warrant (if and to the extent it remains outstanding) immediately prior to the Effective Time (a “Tenax Warrantholder Allocation”), in each case which will (1) be calculated in accordance with the terms and conditions of this Agreement and the limited liability company agreement of Tenax and (2) specifically identify the number of shares of AIR Common Stock payable to each Tenax Member and Tenax Warrantholder; provided that, notwithstanding anything otherwise to the contrary in this Agreement, the aggregate number of shares of AIR Common Stock allocated to the Tenax Members and Tenax Warrantholders shall not exceed the number of shares of AIR Common Stock constituting the Merger Consideration calculated pursuant to Section 3.03.

(f) AIR and its Representatives, including the Transfer Agent, shall be entitled to conclusively rely on the amounts and calculations set forth in the Tenax Closing Capitalization Schedule.

Section 3.02 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Tenax, AIR or Merger Sub:

(a) Each membership unit of Tenax (“Tenax Units”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the portion of Merger Consideration allocated in respect thereof in accordance with the Tenax Closing Capitalization Schedule, and each holder of a Tenax Unit immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Tenax Unit except the right to receive the Merger Consideration in respect thereof, in consideration therefor pursuant to the terms of this Agreement. The Merger Consideration issued (and paid) in accordance with the terms of this Article III upon conversion of the Tenax Units will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Tenax Units, and after the Effective Time there will be no further registration of transfers on the transfer books (or equivalent) of the Surviving Company of Tenax Units that were outstanding immediately prior to the Effective Time.

(b) All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into 100% of the membership interests of the Surviving Company.

Section 3.03 Certain Adjustments.

(a) If the calculation of AIR Net Indebtedness set forth in the AIR Closing Capitalization Schedule exceeds the AIR Debt Target Amount (the amount of such excess, the “AIR Excess Debt”), the Merger Consideration shall be increased by a number of shares of AIR Common Stock equal to (i) (A) $387,040,000 divided by (B) the Debt Adjusted AIR Share Price, minus (ii) 94,400,000.

(i) “Debt Adjusted AIR Share Price” means, subject to adjustment pursuant to Section 3.03(b) and Section 3.03(c), (A) Debt Adjusted AIR Equity Value divided by (B) the AIR Share Target Amount.

(ii) “Debt Adjusted AIR Equity Value” means (A) $20,500,000, minus (B) AIR Excess Debt.

(b) If the calculation of AIR Net Indebtedness set forth in the AIR Closing Capitalization Schedule, minus the AIR Award Issuance Amount set forth therein, minus the AIR Securities Issuance Proceeds Amount set forth therein is less than the AIR Debt Target Amount, the Merger Consideration shall be increased by a number of shares of AIR Common Stock equal to (A) the lesser of (1) the amount by which the AIR Debt Target Amount exceeds the calculation of AIR Net Indebtedness set forth in the AIR Closing Capitalization Schedule, minus the AIR Award Issuance Amount set forth therein, minus the AIR Securities Issuance Proceeds Amount set forth therein and (2) the sum of the AIR Award Issuance Amount set forth therein, plus the AIR Securities Issuance Proceeds Amount set forth therein, divided by (B) 4.10.

(c) Subject to Section 6.01(b)(iii), if the AIR Closing Capitalization Schedule sets forth (i) a number of outstanding shares of AIR Common Stock in excess of 4,771,954, (ii) a number of outstanding AIR Stock Options with a strike price of $4.10 or less in excess of 266,753 or (iii) a number of unvested AIR RSU Awards in excess of 190,418, in each case for which Section 3.03(a) or Section 3.03(b) do not result in an equitable adjustment to the Merger Consideration and the Debt Adjusted AIR Share Price, the parties shall appropriately and equitably adjust the Merger Consideration and the Debt Adjusted AIR Share Price so as to reflect such additional securities and provide the same economic effect for the Tenax Members as contemplated by this Agreement or as otherwise mutually agreed by AIR and Tenax.

(d) Without limiting the obligations of AIR pursuant to Section 6.01, if, at any time on or after the date hereof and prior to the Closing, AIR makes (or any record date occurs with respect thereto) (i) any subdivision, stock dividend or split of any AIR Common Stock or (ii) combination, recapitalization, exchange of shares, reclassification or similar transaction of AIR Common Stock into a different number of shares of AIR Common Stock or different class, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately and equitably adjusted to reflect such event and provide the same economic effect for the Tenax Holders as contemplated by this Agreement prior to such event.

Section 3.04 Repayment of Payoff Debt. At the Closing, Tenax or one of its Affiliates shall repay, or cause to be repaid, on behalf of AIR and its Subsidiaries, the outstanding balance of the Payoff Debt in accordance with the Payoff Letters furnished to Tenax pursuant to Section 7.12 by wire transfer of immediately available funds to the account designated in the applicable Payoff Letter.

Section 3.05 Reservation of Shares. Prior to the Closing, AIR shall reserve for future issuance upon exercise of the Warrants a number of shares of AIR Common Stock equal to the aggregate amount of the Tenax Warrantholder Allocations set forth on the Tenax Closing Capitalization Schedule.

Section 3.06 Exchange of Shares.

(a) Transfer Agent. At or prior to the Effective Time, AIR shall deposit, or shall cause to be deposited, with Broadridge Corporate Issuer Solutions (the “Transfer Agent”), in trust for the benefit of the Tenax Members, a number of shares of AIR Common Stock, in book-entry or certificated form, equal to the portion of the Merger Consideration issuable to the Tenax Members in accordance with the Tenax Closing Capitalization Schedule for the purpose of exchanging Tenax Units for the Merger Consideration.

(b) Exchange Procedures. Prior to the Effective Time, Tenax will provide to each Person who is or will be, as of immediately prior to the Effective Time, a Tenax Member a letter of transmittal, which shall contain customary representations and warranties of the type commensurate with a private placement of securities exempt from registration under the Securities Act and such other provisions as Tenax may reasonably specify (including a provision confirming that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of such letter of transmittal). Upon delivery to the Transfer Agent of such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Transfer Agent or Tenax, the Tenax Member will be entitled to receive (following the Effective Time) in exchange such Tenax Member’s Tenax Units, the portion of the Merger Consideration allocated to such Tenax Member in accordance with the Tenax Closing Capitalization Schedule (together with cash in lieu of fractional shares), and such Tenax Member’s Tenax Units will forthwith be canceled. Until exchanged as contemplated by this Section 3.06, any Tenax Units will be deemed at any time after the Effective Time to represent only the right to receive upon such exchange Merger Consideration as contemplated by this Section 3.06. No interest will be paid or accrue on any cash payable upon exchange of any Tenax Units.

Section 3.07 No Fractional Shares.

(a) No certificates or scrip representing fractional shares of AIR Common Stock will be issued upon the conversion of Tenax Units pursuant to Section 3.06, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of AIR Common Stock. For purposes of this Section 3.07, all fractional shares to which a single record holder would be entitled will be aggregated, and calculations will be rounded up to three decimal places.

(b) Fractional shares of AIR Common Stock that would otherwise be allocable to any former Tenax Members in the Merger will be aggregated, and no Tenax Members will receive cash in exchange therefor equal to or greater than the value of one full share of AIR Common Stock. The Transfer Agent will cause the whole shares obtained thereby to be sold, in the open market or otherwise as reasonably directed by AIR, and in no case later than 20 Business Days after the Effective Time (assuming all Tenax Units have been surrendered pursuant to Section 3.06 by such date). The Transfer Agent will make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the Tenax Members entitled to receive such cash. Payment of cash in lieu of fractional shares of AIR Common Stock will be made solely for the purpose of avoiding the expense and inconvenience to AIR of issuing fractional shares of AIR Common Stock and will not represent separately bargained-for consideration.

Section 3.08 No Liability. None of the parties hereto, the Surviving Company or the Transfer Agent will be liable to any Person in respect of any shares of AIR Common Stock properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.09 Further Action. If, at any time after the Effective Time, any further action is determined by AIR or Tenax to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession, and to all rights and property, of Merger Sub and Tenax, the officers and directors of the Surviving Company and AIR shall be fully authorized (in the name of Merger Sub, in the name of Tenax, and otherwise) to take such action.

Section 3.10 AIR Equity Awards. Each AIR Equity Award that is then outstanding as of immediately prior to the Effective Time shall continue on the same terms and conditions as were applicable to such AIR Equity Award as of immediately prior to the Effective Time. At or prior to the Effective Time, AIR, the AIR Board and the Compensation Committee of the AIR Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 3.10.

Article IV

REPRESENTATIONS AND WARRANTIES OF AIR AND MERGER SUB

AIR and Merger Sub jointly and severally represent and warrant to Tenax that, except as (A) set forth in the AIR Disclosure Letter (it being understood that any information, item or matter set forth in one section or subsection of the AIR Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent based upon the face of such disclosure that such information, item or matter is relevant to such other section or subsection; provided, however, that only items disclosed in Sections 4.02, 4.04(b) and 4.07 of the AIR Disclosure Letter shall be deemed disclosed with respect to Sections 4.02, 4.04(b) and 4.07, respectively); or (B) disclosed in any report, schedule, form, statement or other document (including exhibits and other information incorporated therein) filed with, or furnished to, the SEC from and after January 1, 2023 by AIR and publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system prior to the execution of this Agreement (the “Filed AIR SEC Reports”), other than in any disclosures in any such Filed AIR SEC Reports contained in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and “Quantitative and Qualitative Disclosures about Market Risk” sections thereof or under similarly titled captions or sections thereof (in each case other than any statements of fact) or other similarly cautionary, forward-looking or predictive statements in such Filed AIR SEC Reports; provided that nothing in the Filed AIR SEC Reports shall be deemed to be disclosures against Section 4.01(a), Section 4.02 and Section 4.03.

Section 4.01 Organization and Qualification; Subsidiaries.

(a) Each of AIR and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental authorizations and approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except (i) with respect to AIR’s Subsidiaries other than Merger Sub, where the failure to be in good standing or to have such power, authority and governmental authorizations and approvals would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect and (ii) with respect to AIR and Merger Sub, where the failure to possess such governmental authorizations and approvals would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect. Each of AIR and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expected to have an AIR Material Adverse Effect.

(b) Section 4.01(b) of the AIR Disclosure Letter sets forth a true and complete list of each Subsidiary of AIR, the jurisdiction of incorporation or formation of each such Subsidiary and the ownership interest of AIR and any third parties in each such Subsidiary.

(c) AIR has made available to Tenax, prior to the execution of this Agreement, a true and complete copy of AIR’s articles of incorporation and bylaws and the equivalent organizational documents of each of its Subsidiaries, in each case, as amended to the date of this Agreement. Such articles of incorporation, bylaws and equivalent organizational documents are in full force and effect. Neither AIR nor any of its Subsidiaries is in violation of any of the provisions of its articles of incorporation, bylaws or equivalent organizational documents.

Section 4.02 Capitalization.

(a) The authorized capital stock of AIR consists of (i) 20,000,000 shares of AIR Common Stock and (ii) 3,000,000 shares of AIR Preferred Stock. As of the Capitalization Date and as of February 16, 2026, (i) 4,771,954 and 4,781,054 shares, respectively, of AIR Common Stock were issued and outstanding (with no shares of AIR Common Stock issued and held in the treasury of AIR), (ii) no shares of AIR Preferred Stock were issued and outstanding and (iii) 665,281 shares of AIR Common Stock were reserved and available for issuance pursuant to the AIR Stock Plans, of which (A) 425,703 and 485,703 shares, respectively, of AIR Common Stock were subject to outstanding AIR Stock Options (with a weighted-average exercise price of $6.01 as of the Capitalization Date), (B) 190,420 and 431,591 shares, respectively, of AIR Common Stock were subject to outstanding AIR RSU Awards and (C) 361,697 shares of AIR Common Stock were reserved for issuance upon conversion of the AIR Convertible Notes. Except as set forth in this Section 4.02, there are no authorized, issued, reserved for issuance or outstanding (i) shares of capital stock, voting securities or other equity interests of AIR; (ii) options, calls, warrants, convertible debt, other convertible or exchangeable instruments or rights, agreements, arrangements or commitments of any character made or issued by AIR or any of its Subsidiaries obligating AIR or any of its Subsidiaries to issue, deliver or sell any shares of capital stock, voting securities or other equity interests of AIR or any of its Subsidiaries other than the AIR Convertible Notes; or (iii) “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests issued by AIR or any of its Subsidiaries, or rights to acquire such interests from AIR or any Subsidiary. All shares of AIR Stock subject to issuance as aforesaid and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, and each outstanding share of AIR Stock has been and is, (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to or issued in violation of any preemptive rights, purchase option, call option, right of first refusal, anti-dilutive right, subscription right or any similar right created by applicable Law, the organizational documents of AIR or any agreement to which AIR is a party or otherwise bound; and (iii) free of any Encumbrances created by AIR in respect thereof. There are no outstanding contractual obligations of AIR or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or other equity interests or securities convertible into or exchangeable or exercisable for capital stock, voting securities or other equity interests of AIR or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of AIR or any other Person.

(b) All AIR Stock Options and AIR RSU Awards are evidenced by award agreements, in each case, in the forms made available to Tenax by AIR, and no award agreement contains terms that are inconsistent with the applicable forms. There are no declared or accrued unpaid dividends with respect to any AIR Stock. Each AIR Stock Option and each AIR RSU Award may, by its terms, be treated as provided for in Section 3.10. Each AIR Stock Option has an exercise price equal to or greater than the fair market value of a share of AIR Common Stock on the date such AIR Stock Option was granted.

(c) Each outstanding share of capital stock of, or other equity interests in, each Subsidiary of AIR is duly authorized, validly issued, fully paid and non-assessable; each such share or interest is owned by AIR or another of its wholly owned Subsidiaries free and clear of all Encumbrances and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests; and each such share or interest was not issued in violation of any preemptive rights, purchase option, call option, right of first refusal, anti-dilutive right, subscription right or any similar right under applicable Law, the organizational documents of any applicable Subsidiary or any agreement to which AIR or any Subsidiary is a party or otherwise bound. Except for the capital stock of, or other equity interest in, its Subsidiaries, AIR does not own, directly or indirectly, any capital stock of, or other equity or similar interest in, any corporation, partnership, joint venture, association or other entity.

(d) As of the date of this Agreement, other than the AIR Convertible Notes, no bonds, debentures, notes or other Indebtedness of AIR having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of AIR may vote are issued or outstanding. The AIR 6% Convertible Notes are convertible into shares of AIR Common Stock at a conversion price of $10.50 per share, and the AIR 7% Convertible Notes are convertible into shares of AIR Common Stock at a conversion price of $9.30 per share.

(e) As of the Capitalization Date and as of February 16, 2026, there was (i) $2,519,068 aggregate principal amount outstanding under the AIR 6% Convertible Notes, (ii) $1,802,000 aggregate principal amount outstanding under the AIR 7% Convertible Notes and (iii) $550,000 aggregate principal amount outstanding under the AIR 12% Subordinated Notes. As of the date of this Agreement, AIR has no outstanding obligations in respect of Indebtedness evidenced by bonds, debentures, notes or similar instruments other than the AIR Subordinated Notes.

(f) Except as provided in the AIR Stockholder Support Agreement, none of AIR or any of its Subsidiaries is party to any stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings with respect to the voting or transfer, or requiring registration, of the AIR Common Stock or the AIR Preferred Stock or other voting or equity interests in AIR or any of its Subsidiaries.

(g) The AIR Closing Capitalization Schedule will, as of the Closing Date, be true and complete in all respects and the amounts set forth therein will be calculated pursuant to and in accordance with this Agreement, AIR’s articles of incorporation and any applicable Plan (including any such Plans governing the terms of the AIR Stock Options or AIR RSU Awards).

(h) The shares of AIR Common Stock constituting Merger Consideration being issued hereunder, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable, and free of any Encumbrances on transfer other than restrictions under AIR’s articles of incorporation (as amended by the AIR Charter Amendment) and under applicable Law, including Blue Sky Laws and the Securities Act.

(i) AIR owns one hundred percent (100%) of the issued and outstanding limited liability company interests of Merger Sub, free and clear of any Encumbrances (other than restrictions imposed by applicable securities Laws or the organizational documents of Merger Sub), and all of such interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, in each case, in all material respects. Merger Sub does not own any shares of AIR Common Stock.

Section 4.03 Authority Relative to This Agreement; Vote Required.

(a) Each of AIR and Merger Sub has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and such other Transaction Documents by AIR and Merger Sub and the consummation by AIR and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action or equivalent, and no other proceedings on the part of AIR or Merger Sub are necessary to authorize this Agreement or such other Transaction Documents or to consummate the Transactions other than (i) filing the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DLLCA, (ii) receipt of the AIR Stockholder Approvals and (iii) filing the AIR Charter Amendment with the Nevada Secretary of State in accordance with the NRS. This Agreement has been duly and validly executed and delivered by AIR and Merger Sub and, assuming due authorization, execution and delivery by Tenax, constitutes a legal, valid and binding obligation of each of AIR and Merger Sub, enforceable against each of AIR and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) The AIR Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement, has (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, AIR and its stockholders; (ii) adopted this Agreement and approved the Transaction Documents and the Transactions; (iii) resolved to recommend that the stockholders of AIR vote in favor of approving the AIR Charter Amendment and the AIR Stock Issuance; and (iv) directed that the AIR Charter Amendment and the AIR Stock Issuance be submitted to AIR’s stockholders for approval at the AIR Stockholders Meeting.

(c) The only votes of the holders of any class or series of capital stock of AIR necessary to approve the AIR Charter Amendment and the AIR Stock Issuance are the AIR Stockholder Approvals.

Section 4.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by each of AIR and Merger Sub do not, and the performance of this Agreement and such other Transaction Documents by each of AIR and Merger Sub, and the consummation of the Transactions, will not, (i) conflict with or violate the articles of incorporation, bylaws or other equivalent organizational documents of (A) AIR, (B) Merger Sub or (C) any Subsidiaries of AIR other than Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained or taken and all filings and obligations described in Section 4.04(b) have been made or satisfied, conflict with or violate any Law applicable to AIR or any of its Subsidiaries or by which any property or asset of AIR or any of its Subsidiaries is bound or affected or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of AIR or any of its Subsidiaries pursuant to, any Contract, AIR Permit or other instrument or obligation to which AIR or any of its Subsidiaries is a party or by which AIR or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (i)(C), (ii) and (iii) of this Section 4.04(a), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(b) The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by each of AIR and Merger Sub do not, and the performance of this Agreement and such other Transaction Documents by each of AIR and Merger Sub, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of a proxy statement in definitive form relating to the AIR Stockholders Meeting (the “Proxy Statement”) and the filing with the SEC of such other reports required in connection with the Transactions under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder (including the filing of the Tender Offer Documents with the SEC and any amendments or supplements thereto), (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DLLCA, (iii) the filing with the Nevada Secretary of State of the AIR Charter Amendment in accordance with the NRS, (iv) compliance with notices and filings under the HSR Act and all other applicable Antitrust Laws (as defined below), (v) such filings and approvals as are required to be made or obtained under Blue Sky Laws in connection with the AIR Stock Issuance, (vi) any notices, applications and filings required under the rules and regulations of the NYSE American, including the application to the NYSE American for the acquisition and issuance of the shares of AIR Common Stock constituting Merger Consideration for trading thereon, (vii) post-Closing filings by AIR and Tenax with the U.S. Department of State with respect to AIR’s open export licenses, (viii) post-Closing filings with the U.S. Government System of Award Management with respect to AIR’s Commercial and Government Entity (CAGE) code registration and (ix) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers and filings, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

Section 4.05 Permits; Compliance.

(a) Since January 1, 2023, AIR and its Subsidiaries have operated and conducted their businesses in compliance in all material respects with all Laws of any Governmental Authority applicable to their respective businesses or operations and all internal or posted policies and procedures. Since January 1, 2023, neither AIR nor any of its Subsidiaries has received any written notice alleging, or been charged with, any material violation of any Laws.

(b) AIR and each of its Subsidiaries have obtained and hold all AIR Permits, and all such AIR Permits are valid and in full force and effect, except where the failure to hold the same or to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect. In addition, (i) there has occurred no default under, or violation of, any such AIR Permit, (ii) no suspension or cancellation of any of the AIR Permits is pending or, to the knowledge of AIR, threatened and (iii) AIR has taken all measures reasonably necessary (including by making all applications or filings required by applicable Law or the applicable Governmental Authority) to extend any AIR Permit to prevent the expiration thereof, in each case, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

Section 4.06 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) AIR has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since January 1, 2023 (collectively, the “AIR SEC Reports”). The AIR SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respect with all applicable requirements of the Securities Act, the Exchange Act or SOX, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the AIR SEC Reports (collectively, the “AIR Financial Statements”) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial condition, results of operations, changes in stockholders’ equity and cash flows of AIR and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(c) AIR and its Subsidiaries maintain a system of internal controls over financial reporting that are effective to ensure (i) the reliability of financial reporting, including policies and procedures that mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of AIR and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and (iv) the prevention or timely detection of the unauthorized acquisition, use or disposition of assets.

(d) Neither AIR nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of AIR as of December 31, 2024, included in the AIR Financial Statements, (ii) incurred after December 31, 2024, in the ordinary course of business consistent with past practice, (iii) incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement or the other Transaction Documents (for clarity, any liability caused by or resulting from a breach by AIR of this Agreement shall not be deemed a liability incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement) or (iv) that would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(e) Since January 1, 2023, none of AIR, AIR’s independent accountants, the AIR Board or its audit committee has received any written, or to the knowledge of AIR, oral notification of any (i) “significant deficiency” in the internal controls over financial reporting of AIR; (ii) “material weakness” in the internal controls over financial reporting of AIR; or (iii) fraud, whether or not material, that involves management or other employees of AIR who have a significant role in the internal controls over financial reporting of AIR. Since January 1, 2023, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the Chief Executive Officer or Chief Financial Officer of AIR or the AIR Board or any committee thereof. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statement of Auditing Standard FAS 115 – Communicating Internal Control Related Matters Identified in an Audit, as in effect on the date hereof.

(f) Since January 1, 2023, (i) neither AIR nor any of its Subsidiaries has received any written or, to the knowledge of AIR, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of AIR or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to AIR or any of its Subsidiaries, and (ii) no attorney representing AIR or any of its Subsidiaries, whether or not employed by AIR or any of its Subsidiaries, has reported evidence of a breach of fiduciary duty or similar violation by AIR or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the AIR Board or any committee thereof or to the General Counsel or Chief Executive Officer of AIR, except as, in each of (i) and (ii), has not had and would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(g) Neither AIR nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among AIR and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, AIR or any of its Subsidiaries in the AIR Financial Statements.

Section 4.07 Absence of Certain Changes or Events. Since December 31, 2024, there has not been any event, occurrence, state of facts, development, circumstance, change or effect that, individually or in the aggregate with all other events, occurrences, state of facts, developments, circumstances, changes and effects, has had or would reasonably be expected to have an AIR Material Adverse Effect. From December 31, 2024 to the date of this Agreement, (a) AIR and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) neither AIR nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01 (with the exception of those set forth in clauses (b)(i), (iii), (xiii), (xviii), (xix), (xx), (xxii) and (xxiii) (to the extent related to the foregoing)).

Section 4.08 Information Supplied; Tender Offer Documents. The information relating to AIR and its Subsidiaries that is provided by or on behalf of AIR or any of its Subsidiaries for inclusion in the Proxy Statement, or in any other document filed with any other Governmental Authority in connection with the Merger and the other Transactions, will not, in the case of the Proxy Statement, at the date it is first mailed to the AIR Stockholders or at the time of the AIR Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Tenax or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. The Tender Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the AIR Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, AIR and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Tenax or any Subsidiaries thereof for inclusion or incorporation by reference in the Proxy Statement or the Tender Offer Documents.

Section 4.09 Operations of Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of AIR, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 4.10 Absence of Litigation. There is no Action pending or, to the knowledge of AIR, threatened (i) against or involving AIR, any of its Subsidiaries or any of their respective assets, officers, directors or key employees (in the case of officers, directors or key employees, arising out of such officer’s, director’s or key employee’s relationship with AIR) that, individually or in the aggregate, has or would reasonably be expected to have an AIR Material Adverse Effect or (ii) that seeks to restrain or enjoin the consummation of the Transactions. There is not any Order of any Governmental Authority or arbitrator outstanding against, or, to the knowledge of AIR, investigation by any Governmental Authority involving, AIR, any of its Subsidiaries or any of their respective assets, officers, directors or key employees (in the case of such officers, directors or key employees, such as would affect AIR or any of its Subsidiaries) that, individually or in the aggregate, has or would reasonably be expected to have an AIR Material Adverse Effect. There is no material Action pending by AIR or any of its Subsidiaries, or which AIR or any of its Subsidiaries intends to initiate, against any other Person. The foregoing includes Actions pending or threatened (or any basis therefor to the knowledge of AIR) involving the prior employment of any of the employees of AIR or any of its Subsidiaries, services of the employees of AIR or any of its Subsidiaries provided in connection with AIR’s business, any information or techniques allegedly proprietary to any former employer of an employee of AIR or any of its Subsidiaries or obligations of an employee of AIR or any of its Subsidiaries under any agreement with such employee’s former employer.

Section 4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the AIR Disclosure Letter sets forth a true, correct and complete list of each AIR Benefit Plan. With respect to each AIR Benefit Plan, true, correct and complete copies of the following have been delivered or made available to Tenax by AIR: (i) all plan documents (including all amendments and attachments thereto), or written summaries of any AIR Benefit Plan not in writing; (ii) all related trust documents, insurance Contracts or other funding arrangements; (iii) the two most recent financial statements and actuarial or other valuation reports; (iv) the two most recent annual reports (Form 5500) or similar reports filed with the IRS or other applicable Governmental Authority; (v) the most recent determination letter or opinion letter from the IRS or other applicable Governmental Authority; (vi) the most recent summary plan description and any summary of material modification thereto; and (vii) any non-routine correspondence with any Governmental Authority in the past six years.

(b) Each AIR Benefit Plan has been, in all material respects, established, maintained, operated, funded and administered in accordance with its terms, all applicable Laws and the terms of all AIR Collective Bargaining Agreements. AIR and its Subsidiaries and, to the knowledge of AIR, all fiduciaries of any AIR Benefit Plan are, and at all times have been, in compliance in all material respects with all Laws relating to the AIR Benefit Plans and the provision of compensation and benefits. Except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, no Action is pending or, to the knowledge of AIR, threatened with respect to any AIR Benefit Plan (other than claims for benefits in the ordinary course) and, to the knowledge of AIR, there are not any facts that would be reasonably expected to give rise to any Action with respect to any AIR Benefit Plan.

(c) Each AIR Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and either has received a favorable determination letter from the IRS or may rely upon a favorable opinion letter from the IRS as to its qualified status and, to the knowledge of AIR, there are no facts or circumstances that could reasonably be expected to adversely affect such qualification or cause the imposition of a material liability, penalty or Tax under ERISA, the Code or other applicable Laws with respect to any such AIR Benefit Plan.

(d) No AIR Benefit Plan is, and neither AIR nor any of its ERISA Affiliates has ever sponsored, maintained or been obligated to contribute to an employee benefit plan that is or was, subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect. No AIR Benefit Plan is, and neither AIR nor any of its ERISA Affiliates has ever contributed to, or been obligated to contribute to, any (i) “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA), (ii) “multiple employer plan” (as defined in 29 C.F.R. § 4001.2) or a plan subject to Section 413(c) of the Code, (iii) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code).

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in connection with any other event, including a termination of employment or service of any current or former AIR Service Provider following, or in connection with, the Transactions): (i) entitle any current or former AIR Service Provider to any payment or benefit, including any severance pay or benefits or any increase in severance pay or benefits; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the AIR Benefit Plans; (iii) limit or restrict the right of AIR or any of its Subsidiaries to amend, modify or terminate any of the AIR Benefit Plans; or (iv) result in the payment of any compensation or any benefits that would, individually or in combination with any other such compensation or benefits, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code, to any current or former AIR Service Provider.

(f) Neither AIR nor any of its Subsidiaries has any liability in respect of, or obligation to provide, post-retirement or other post-employment health, life insurance or welfare benefits for any current or former AIR Service Provider (or the spouses, dependents or beneficiaries of any such individuals), whether under an AIR Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Laws.

(g) No current or former AIR Service Provider is entitled to any gross-up, make-whole, indemnification, reimbursement or other additional payment from AIR or any other Person in respect of any Tax (including federal, state, provincial, territorial, municipal, local and non-U.S. income, excise and other Taxes (including Taxes imposed under Section 4999 or 409A of the Code)) or interest or penalty related thereto.

Section 4.12 Labor and Employment Matters.

(a) Section 4.12(a) of the AIR Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all employees of AIR and its Subsidiaries, including each such employee’s: (i) name; (ii) position or job title; (iii) date of hire; (iv) current base salary or wage rate; (v) classification as exempt or non-exempt for wage and hour purposes (as applicable); (vi) union status; and (vii) whether such employee is on a leave of absence (including reason for such leave, as applicable). AIR employs no part time or temporary employees, and no employee is entitled to an incentive opportunity for the current year (including sales incentives and commissions). All employees work either at AIR’s facility in Bay Shore, New York or Barkhamsted, Connecticut. Each employee is authorized to work in the United States, and no employee requires sponsorship of a work visa or work permit by AIR to maintain such authorization.

(b) Section 4.12(b) of the AIR Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all AIR Collective Bargaining Agreements. From January 1, 2023 through the date of this Agreement, there have not been any strikes or other material labor disputes or work stoppages or organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any current or former AIR Service Provider and there are no such strikes or other material labor disputes or work stoppages or campaigns, petitions or other activities ongoing, pending or, to the knowledge of AIR, threatened. Neither the execution of this Agreement nor the consummation of the Transactions will require AIR or any of its Subsidiaries to provide notice to, enter into any consultation procedure with, or trigger any similar obligation to, any labor organization, works council or similar body under applicable Laws.

(c) Each of AIR and its Subsidiaries is, and at all times has been, in compliance in all material respects with all Laws related to the engagement of service providers, employment practices and labor relations, including those related to wages, hours, classification, immigration, health, safety, collective bargaining, discrimination, civil rights, workers’ compensation, reporting of compensation and benefits and the collection and payment of income, employment and other Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, no Action by or before any Governmental Authority with respect to AIR or any of its Subsidiaries in relation to the employment or alleged employment of any individual is pending, ongoing or, to the knowledge of AIR, threatened, nor has AIR or any of its Subsidiaries received any notice indicating an intention to conduct the same.

(d) Since January 1, 2023, AIR and its Subsidiaries have not received, been involved in or been subject to any Actions or any other material complaints, claims or actions alleging sexual harassment, sexual misconduct, bullying or discrimination committed by any director, officer or other managerial employee of AIR or any of its Subsidiaries or alleging a workplace culture that encourages or is conducive to the foregoing.

Section 4.13 Real and Personal Property.

(a) Section 4.13(a) of the AIR Disclosure Letter sets forth a true and complete list of the street addresses of all AIR Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, (i) AIR or a Subsidiary of AIR has good and insurable fee simple title to each AIR Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances; (ii) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any AIR Owned Real Property or any portion thereof or interest therein; and (iii) neither AIR nor any of its Subsidiaries has received written notice of any pending and, to the knowledge of AIR, there is no threatened, condemnation with respect to any AIR Owned Real Property or any portion thereof. AIR and its Subsidiaries have not leased, licensed or granted any right to use or occupy any portion of any AIR Owned Real Property to any Person.

(b) Section 4.13(b) of the AIR Disclosure Letter sets forth a true and complete list of the street addresses of all AIR Leased Real Property, together with a description of the underlying AIR Real Property Lease. True, correct and complete copies of each AIR Real Property Lease have been made available to Tenax prior to the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, (i) each AIR Real Property Lease is valid and binding on AIR or the Subsidiary of AIR that is a party thereto and, to the knowledge of AIR, each other party thereto, and is in full force and effect; (ii) all rent and other sums and charges payable by AIR or any of its Subsidiaries thereunder are current and all obligations required to be performed or complied with by AIR or any of its Subsidiaries thereunder have been performed; (iii) no termination event or condition or uncured default of a material nature on the part of AIR or, if applicable, any of its Subsidiaries or, to the knowledge of AIR, the landlord thereunder, exists under any AIR Real Property Lease; (iv) AIR and each of its Subsidiaries has a good and valid leasehold, subleasehold or licensee interest in each AIR Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances; (v) neither AIR nor any of its Subsidiaries has received any written notice from any landlord under any AIR Real Property Lease of any default or that such landlord intends to terminate such AIR Real Property Lease; and (vi) neither AIR nor any of its Subsidiaries has received written notice of any pending and, to the knowledge of AIR, there is no threatened, condemnation with respect to any AIR Leased Real Property or any portion thereof. AIR and its Subsidiaries have not subleased, licensed or granted any right to use or occupy any portion of any AIR Leased Real Property to any Person.

(c) AIR or one of its Subsidiaries, as the case may be, has valid title to, or valid leasehold or comparable contractual rights in or relating to, all material personal property owned or leased by it and necessary for the conduct of its business as it is now being conducted, free and clear of all Encumbrances, except Permitted Encumbrances. No termination event or condition or uncured default of a material nature on the part of AIR or, if applicable, its Subsidiaries or, to the knowledge of AIR, any Person thereunder, exists under any lease of any personal property.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the AIR Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all (i) Registered AIR IP, indicating for each such item, as applicable, the owner, the application, publication or registration number and date and jurisdiction of filing or issuance; (ii) material Software included in the AIR Owned IP; and (iii) social media handles or accounts used by AIR.

(b) The AIR Owned IP is subsisting and, to the knowledge of AIR, valid and enforceable and AIR and its Subsidiaries possess all rights, title and interests in and to the AIR Owned IP, free and clear of any Encumbrances other than Permitted Encumbrances.

(c) Since January 1, 2023, the operation of AIR’s business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party, and to the knowledge of AIR, no other Person has infringed, diluted, misappropriated or otherwise violated, or is infringing, diluting, misappropriating or otherwise violating, the AIR IP. Since January 1, 2023, there have been no, and there are currently no, pending Actions or Actions threatened in writing regarding: (i) the licensing or use by AIR or any of its Subsidiaries of any other Person’s Intellectual Property; (ii) any actual or potential infringement, dilution, misappropriation or other violation by any other Person of AIR Owned IP; or (iii) any actual or potential infringement, dilution, misappropriation or other violation of any other Person’s Intellectual Property by AIR or any of its Subsidiaries, and to the knowledge of AIR, no valid basis exists for any Action in connection with any of the foregoing items (i) through (iii) of this Section 4.14(c).

(d) AIR and its Subsidiaries own or have a valid right to use all Intellectual Property that is in use or planned for use in the operation or conduct of AIR’s business, and the AIR IP constitutes all of the Intellectual Property that is used, held for use or planned for use in the conduct of AIR’s business in the manner in which it is currently being conducted. The consummation of this Agreement and compliance by AIR and its Subsidiaries with the provisions of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance in or upon, any material AIR Owned IP.

(e) Each of AIR and its Subsidiaries have used commercially reasonable efforts consistent with industry standards to maintain, preserve and protect the secrecy and confidentiality of their Trade Secrets and confidential information of other Persons that is in the possession of AIR and its Subsidiaries and prevent the misuse or misappropriation of the Trade Secrets and other such confidential information included in the AIR IP, including through the development of policies for the protection of Intellectual Property. Each current and former director, officer, employee, contractor or consultant of AIR and its Subsidiaries has entered into a written agreement with AIR that requires such director, officer, employee, contractor or consultant to protect the secrecy and confidentiality of such Trade Secrets and information. There has been no misappropriation or unauthorized disclosure or use of any of AIR’s Trade Secrets or confidential information of other Persons that is in the possession of AIR and its Subsidiaries.

(f) No current or former director, officer, employee, contractor or consultant of AIR or its Subsidiaries owns any rights in or to any AIR Owned IP. All current and former directors, officers, employees, contractors and consultants of AIR and its Subsidiaries who contributed to the discovery, creation or development of any material AIR Owned IP (i) did so within the scope of his or her employment such that it constituted a work made for hire and all AIR Owned IP arising therefrom became the exclusive property of AIR or any of its Subsidiaries or (ii) pursuant to an executed, enforceable, valid written agreement, presently assigned all of his or her rights in AIR Owned IP to AIR or any of its Subsidiaries. No current or former directors, officers, employees, contractors or consultants of AIR or any of its Subsidiaries has made or threatened to make any claim of ownership or right, in whole or in part, to any AIR Owned IP or asserted in an Action against AIR or any of its Subsidiaries such claim of ownership or right.

(g) Except as would not, individually or in the aggregate, reasonably be material to AIR, AIR and its Subsidiaries have complied in all material respects with the requirements of the licenses for any Public Software used in the business.

(h) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution (each, an “R&D Sponsor”) has been used to create any Intellectual Property owned or purported to be owned by AIR and its Subsidiaries. No R&D Sponsor has any claim of right or license to, ownership of or other Encumbrance (other than a Permitted Encumbrance) on any AIR IP.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, (i) AIR and its Subsidiaries are in compliance with all applicable Privacy and Data Security Requirements and (ii) since January 1, 2023, none of AIR or its Subsidiaries has received a complaint from any Governmental Authority or any other third party regarding its collection, storage, Processing, disclosure, transfer or use of Personal Data that is pending or unresolved and, to the knowledge of AIR, there are no facts or circumstances that would give rise to any such complaints. Since January 1, 2023, AIR and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, designed to ensure the confidentiality, integrity, availability, privacy and security of Personal Data Processed by AIR or any of its Subsidiaries and to protect any Personal Data under their possession or control from any unauthorized use or access. Except as would not, individually or in the aggregate, reasonably be expected to result in an AIR Material Adverse Effect, since January 1, 2023, neither AIR nor any of its Subsidiaries has experienced any breaches or unauthorized uses of or access to Personal Data within the possession or control of AIR or its Subsidiaries.

(j) The AIR IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required to permit the operation of AIR’s business as currently conducted. Since January 1, 2023, (i) there has been no security breach or unauthorized access to or use of any of the AIR IT Assets, whether physical or electronic, and (ii) except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, the AIR IT Assets have not malfunctioned or failed, do not contain any viruses, worms, trojan horses, bugs or faults and have not experienced breakdowns, errors, contaminants or continued substandard performance that has caused or reasonably could be expected to cause any disruption or interruption in or to the use of any such AIR IT Assets or to the business of AIR. AIR and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent with industry practices and are in compliance with applicable Privacy and Data Security Requirements for the AIR IT Assets used in the business, including regular backup and prompt recovery of data and information.

(k) Neither AIR nor any of its Subsidiaries use any Artificial Intelligence Tools in the business. Except as would not, individually or in the aggregate, reasonably be expected to have any AIR Material Adverse Effect, no Personal Data, Trade Secrets or other confidential information of AIR or its Subsidiaries or confidential information of other Persons that is in the possession of AIR and its Subsidiaries are used in any input to any Artificial Intelligence Tool or in developing or training any internal or third-party Artificial Intelligence Tool.

Section 4.15 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to AIR or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, complete and accurate in all material respects.

(b) All material Taxes of AIR and its Subsidiaries have been timely paid, whether or not required to be shown on a Tax Return, or, in the case of Taxes not yet due or that are being contested in good faith, have been accrued or reserved, in accordance with GAAP, on the AIR Financial Statements. There are no Tax Encumbrances on the assets of AIR or any of its Subsidiaries other than Permitted Encumbrances.

(c) Each of AIR and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority to the extent required by applicable Law).

(d) Neither AIR nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax and there has been no request by a Governmental Authority to execute such a waiver or extension. No material audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of AIR or any of its Subsidiaries is currently in progress. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against AIR or any of its Subsidiaries that has not been settled, paid or withdrawn.

(e) Neither AIR nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution to which Section 355 or 361 of the Code applies.

(f) Neither AIR nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b), or any similar provision of state, local or foreign Law.

(g) Neither AIR nor any of its Subsidiaries (i) is a party to or is bound by any Tax Sharing Agreement; (ii) has liability for payment of any amount as a result of being party to any Tax Sharing Agreement; (iii) has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than an affiliated group the common parent of which was AIR); or (iv) has liability for the Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract or otherwise.

(h) Section 4.15(h) of the AIR Disclosure Letter contains a list, as of the date of this Agreement, of the jurisdiction of organization and U.S. federal income tax classification of AIR and each of its Subsidiaries.

(i) No claim has been made in writing by any Governmental Authority in a jurisdiction where AIR or any of its Subsidiaries do not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(j) Neither AIR nor any of its Subsidiaries has an outstanding request for a ruling or similar determination from a Governmental Authority with respect to Taxes.

(k) Neither AIR nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (i) adjustment pursuant to Section 481 of the Code (or similar provision under any federal, state, local or foreign Law) associated with a change of accounting method that is effective on or before the date of this Agreement; (ii) closing agreement or other agreement with any Governmental Authority executed on or before the date of this Agreement; (iii) transaction entered into on or before the date of this Agreement and treated under the installment method, long-term Contract method, cash method or open transaction method of accounting; or (iv) inclusion, other than in the ordinary course of business, under Section 951(a) of the Code or similar provision of state, local or foreign Law.

Section 4.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to AIR and its Subsidiaries, taken as a whole: (a) AIR is and, since January 1, 2023, has been in compliance with, all Environmental Laws and possesses and is and, since January 1, 2023, has been in compliance with, all Environmental Permits; (b) there is no Action, Order or notice of violation or liability, in each case, pursuant to any Environmental Law pending or, to the knowledge of AIR, threatened in writing against AIR or any of its Subsidiaries; (c) there has been no release, spill, discharge or disposal of or exposure to any Hazardous Material, nor are there any other environmental conditions, in each case, that would reasonably be expected to form the basis of any Action or Order pursuant to Environmental Law involving AIR or its Subsidiaries; and (d) neither AIR nor any of its Subsidiaries has retained or assumed any liabilities or obligations that would reasonably be expected to form the basis of any Action or Order pursuant to any Environmental Law involving AIR or its Subsidiaries.

Section 4.17 Material Contracts.

(a) Section 4.17(a) of the AIR Disclosure Letter contains a true and complete list of the following types of Contracts to which AIR or any of its Subsidiaries is a party as of the date of this Agreement (such Contracts, whether or not set forth on Section 4.17(a) of the AIR Disclosure Letter and including any Contract entered into after the date hereof in accordance with the terms of this Agreement that would have been required to be set forth on Section 4.17(a) of the AIR Disclosure Letter if it had been entered into as of the date of this Agreement, but excluding any AIR Benefit Plan or any AIR Collective Bargaining Agreement, the “AIR Material Contracts”):

(i) all Contracts (other than purchase orders under a master agreement or long term agreement) for the purchase of materials, supplies, goods, services, equipment or other assets pursuant to which AIR or any of its Subsidiaries would reasonably be expected to make or receive payments of more than $500,000 during any fiscal year;

(ii) all joint venture Contracts, partnership arrangements or other agreements involving a sharing with any third party of profits, losses, costs or liabilities by AIR or any of its Subsidiaries;

(iii) all Contracts (A) relating to the acquisition or disposition of any assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $250,000 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to AIR or any of its Subsidiaries of more than $250,000 after the date hereof (in each case, excluding, for the avoidance of doubt, acquisitions or dispositions of supplies, products or other assets in the ordinary course of business or of supplies, products or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of AIR or its Subsidiaries);

(iv) all Contracts relating to Indebtedness (including commitments to provide Indebtedness) of AIR or any of its Subsidiaries;

(v) all Contracts (A) that limit, or purport to limit, in any material respect, the ability of AIR or any of its Subsidiaries or any of their respective employees to compete in any line of business or with any Person or entity (other than AIR and its Subsidiaries) or in any geographic area or during any period of time or in any customer segment, (B) that limit, or purport to limit, in any respect, the ability of any of AIR’s Affiliates (other than AIR’s Subsidiaries) to compete in any line of business or with any Person or entity or in any geographic area or during any period of time or in any customer segment, (C) that provide for “exclusivity” or any similar requirement or “most favored nation” or similar rights, in each case, in favor of any Person other than AIR or any of its Subsidiaries or (D) granting any put, call, right of first refusal, right of first negotiation, right of first offer, redemption or similar right in favor of any Person other than AIR or any of its Subsidiaries;

(vi) all material AIR IP Agreements, except for shrink-wrap or click-wrap licenses for off-the-shelf computer software or non-exclusive licenses to or from customers of AIR;

(vii) each Contract between or among (A) AIR or any of its Subsidiaries, on the one hand, and (B) any Affiliate, employee, shareholder, member, equityholder, officer or director of AIR or of any Subsidiary, or any of their respective Affiliates or, to the knowledge of AIR, family members, on the other hand, but excluding, for the avoidance of doubt, (I) any Contracts or arrangements between AIR and any of its Subsidiaries or between any Subsidiary of AIR and another Subsidiary of AIR, (II) any Contract or arrangement relating to the employment of any such Person described in clause (B) and (III) any Contract providing for indemnification or reimbursement of expenses for officers or directors of AIR or any of its Subsidiaries (in such individual capacity as such);

(viii) all Contracts involving the settlement of any Action pursuant to which AIR or any of its Subsidiaries has any ongoing material obligations (other than customary confidentiality obligations);

(ix) all Contracts (not covered by any of the other clauses in this Section 4.17(a)) requiring aggregate payments in excess of $250,000 that cannot be canceled by AIR or any of its Subsidiaries without penalty or without more than 90 days’ notice;

(x) all Contracts that limit in any material respect the research, development, manufacture, distribution, sale, supply, license, marketing or manufacturing of products (including products under development) or services of AIR or any of its Subsidiaries; and

(xi) any AIR Government Contracts (other than purchase orders under a master agreement or long term agreement) pursuant to which AIR or any of its Subsidiaries would reasonably be expected to make or receive aggregate payments of more than $250,000 during the remaining term of any such AIR Government Contract.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect, each AIR Material Contract is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms against AIR and its Subsidiaries (as applicable) and, to the knowledge of AIR, the other parties thereto. True and complete copies of each AIR Material Contract (and a written summary of the terms of any oral AIR Material Contracts) have been made available to Tenax. None of AIR, any of its Subsidiaries or, to the knowledge of AIR, any other party thereto is in material violation of or in material default under (nor does there exist any condition that, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any AIR Material Contract to which it is a party or by which it or any of its properties or other assets is bound, nor have any of them given or received any notice alleging any of the same. Immediately following the Effective Time, each AIR Material Contract will continue to be in full force and effect and valid, binding and enforceable in accordance with its terms against AIR and its Subsidiaries (as applicable) and, to the knowledge of AIR, the other parties thereto, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(c) To the knowledge of AIR, no Affiliate, employee, shareholder, member, equityholder, officer or director of AIR or of any Subsidiary, or any of their respective Affiliates or, to the knowledge of AIR, family members, has any material interest in any property used in the conduct of the business of AIR or any of its Subsidiaries, or any material claim or right against AIR or any of its Subsidiaries or any direct or indirect material interest in any transaction with AIR or any of its Subsidiaries.

Section 4.18 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AIR Material Adverse Effect, all insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of AIR and its Subsidiaries are in full force and effect, and all premiums thereon have been timely paid or, if not yet due, accrued. As of the date of this Agreement, there is no material claim pending under AIR’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. AIR and its Subsidiaries are in compliance in all material respects with the terms of such policies and bonds, and AIR has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

Section 4.19 Brokers. No broker, finder, financial advisor or investment banker (other than KippsDeSanto & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of AIR. The fees and expenses of all accountants, brokers, financial advisors, investment bankers (including KippsDeSanto & Co.), legal counsel and other Persons retained by AIR or any of its Subsidiaries incurred or to be incurred by AIR or any of its Subsidiaries in connection with this Agreement or the Transactions will not exceed the amount set forth in Section 4.19 of the AIR Disclosure Letter.

Section 4.20 Government Contracts.

(a) Except as would not, individually or in the aggregate, have, or reasonably be expected to have, an AIR Material Adverse Effect, since January 1, 2023: (i) AIR and its Subsidiaries have complied with all terms and conditions of the AIR Government Contracts; (ii) AIR and its Subsidiaries have complied in all respects with all applicable Laws pertaining to each AIR Government Contract or AIR Government Bid; (iii) neither AIR nor its Subsidiaries have received written (or, to the knowledge of AIR, oral) notice of a cancellation, termination for convenience, termination for default, suspensions or stop work orders (specifically excluding (A) suspensions or stop work orders relating to protests filed in connection with the award of an AIR Government Contract to AIR or any of its Subsidiaries or (B) suspensions or stop work orders initiated by a Governmental Authority that apply to all counterparties to similar AIR Government Contracts and not specific to AIR or any of its Subsidiaries), cure notice, violation of Law, violation of an AIR Government Contract or show cause notice, and no such notice is currently proposed or, to the knowledge of AIR, threatened in writing, pertaining to such AIR Government Contract; (iv) no cost incurred by AIR or any of its Subsidiaries pertaining to such AIR Government Contract has been challenged, disallowed or is the subject of any ongoing audit or is subject to an ongoing investigation, with the exception of routine audits conducted in the ordinary course of business; (v) neither AIR nor any of its Subsidiaries has been informed by a Governmental Authority that any option with respect to such AIR Government Contract will not be exercised or that any AIR Government Contract will be terminated, canceled, subject to reduction or will otherwise come to an end prior to the end of its current period of performance; and (vi) the submissions, representations, certifications and warranties made, acknowledged or set forth by AIR and its Subsidiaries with respect to the AIR Government Contracts and AIR Government Bids were true, complete and correct in all material respects as of their effective date, AIR and its Subsidiaries have complied with all such certifications and all such representations and certifications have continued to be current and materially accurate and complete to the extent required by the terms of an AIR Government Contract or applicable Law.

(b) (i) Neither AIR nor its Subsidiaries have received any written or, to the knowledge of AIR, oral notice that any officer, employee, consultant or agent of AIR or its Subsidiaries is, or since January 1, 2023, has been, under administrative, civil or criminal investigation or indictment by any Governmental Authority (A) relating to the performance of his or her duties for AIR or its Subsidiaries or (B) that would reasonably be expected to have, individually or in the aggregate, an AIR Material Adverse Effect; (ii) to the knowledge of AIR, there is not pending any investigation of AIR, its Subsidiaries or its officers, employees, consultants or agents, nor since January 1, 2023, has there been any audit or investigation of AIR, its Subsidiaries or its officers, employees, consultants or agents resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any AIR Government Contract; (iii) since January 1, 2023, neither AIR nor its Subsidiaries have made or been required to make any voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment or omission arising under or relating to an AIR Government Contract; (iv) since January 1, 2023, neither AIR nor its Subsidiaries have received any written (or, to the knowledge of AIR, oral) notice of any determination by a Governmental Authority regarding, nor entered into a consent order or administrative agreement with a Governmental Authority regarding, any suspected or alleged fraud, mischarging, improper payments, unauthorized release of information, misstatement, omission or violation of Law or any material administrative or contractual requirement related to an AIR Government Contract; (v) neither AIR nor its Subsidiaries have received any written (or, to the knowledge of AIR, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected or alleged fraud, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law or any material administrative or contractual requirement related to an AIR Government Contract; (vi) neither AIR nor its Subsidiaries have received written document requests, subpoenas, search warrants or civil investigative demands addressed to or requesting information involving AIR, its Subsidiaries or any of its members, managers, officers, employees or affiliates, in connection with or concerning any information related to an AIR Government Contract; (vii) to the knowledge of AIR, neither AIR nor its Subsidiaries nor any of their officers, managers, directors or employees has been under any administrative, civil or criminal investigation or indictment or criminal information involving alleged false statements, false claims or other improprieties or criminal acts relating to any AIR Government Contract; (viii) neither AIR nor its Subsidiaries, nor, to the knowledge of AIR, any of their respective officers or employees, has been the subject of any actual “whistleblower” or “qui tam” lawsuit; or (ix) to the knowledge of AIR, it has not conducted any internal audit, review or inquiry in which any outside legal counsel, auditor, accountant or investigator has been or was engaged with respect to any suspected, alleged or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, misstatement, omission or violation of Law or any material administrative or contractual requirement related to an AIR Government Contract.

Section 4.21 Prohibited Payments.

(a) None of AIR, any of its Subsidiaries, any of their respective officers or employees and, to the knowledge of AIR, any supplier, distributor, licensee or agent or any other Person acting on behalf of AIR or any of its Subsidiaries, directly or indirectly, has (i) made or offered to make or received any direct or indirect payments in violation of the United States Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable anti-corruption or anti-bribery Law (collectively, “Anti-Corruption Laws”), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit or thing of value to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit or thing of value, or the purpose thereof, was illegal under any Law (including the Anti-Corruption Laws), or (ii) provided or received any product or services in violation of any Law (including the Anti-Corruption Laws). Neither AIR nor any of its Subsidiaries has received any written or, to the knowledge of AIR, other communication from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or, to the knowledge of AIR, is the subject of any internal complaint, audit or review process regarding a material violation of, or failure to comply with, any Anti-Corruption Laws. Since January 1, 2023, neither AIR nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect. To the knowledge of AIR, (x) none of the directors, officers, employees or agents of AIR or any of its Subsidiaries is a government official, political party official or candidate for political office and (y) there are no known familial relationships between any of AIR’s directors, officers, employees or agents, on the one hand, and any government official, political party official or candidate for political office, on the other hand.

(b) The operations of AIR and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping, reporting and internal control requirements of the Currency and Foreign Transactions Reporting Act of 1970, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and of the United States Foreign Corrupt Practices Act. No action, claim, suit or proceeding by or before any Governmental Authority involving AIR or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of AIR, threatened, nor, to the knowledge of AIR, is any investigation by or before any Governmental Authority involving AIR or any of its Subsidiaries with respect to the Money Laundering Laws pending or threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(c) None of AIR, any of its Subsidiaries or, to the knowledge of AIR, any of their respective Representatives or Affiliates (nor, to the knowledge of AIR, any Person or entity acting on behalf of any of the foregoing) is currently a Person that is, or is owned or controlled by a Person that is (“Sanctioned Person”), (i) the subject or the target of any sanctions administered or enforced by the United States Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), the United Nations Security Council, the European Union or His Majesty’s Treasury (collectively, “Sanctions”) or (ii) located, organized or resident in a country or territory subject to comprehensive Sanctions. AIR and its Subsidiaries have conducted their transactions in material compliance with all applicable Sanctions. No action, claim, suit or proceeding by or before any Governmental Authority involving AIR or any of its Subsidiaries with respect to any Sanctions is pending or, to the knowledge of AIR, threatened, nor, to the knowledge of AIR, is any investigation by or before any Governmental Authority involving AIR or any of its Subsidiaries with respect to any Sanctions pending or threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(d) AIR and its Subsidiaries have conducted their transactions in material compliance with all applicable export and re-export control Laws, including the International Traffic in Arms Regulations and the Export Administration Regulations (collectively, “Export Control Laws”). No licenses or approvals pursuant to the Export Control Laws are necessary for the transfer of any export licenses or other export approvals to Tenax in connection with the consummation of the Transactions, including the Merger, except for any such licenses or approvals the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect. No action, claim, suit or proceeding by or before any Governmental Authority involving AIR or any of its Subsidiaries with respect to the Export Control Laws is pending or, to the knowledge of AIR, threatened, nor, to the knowledge of AIR, is any investigation by or before any Governmental Authority involving AIR or any of its Subsidiaries with respect to the Export Control Laws pending or threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect.

(e) AIR has and has implemented policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws, Money Laundering Laws, Sanctions and Export Control Laws.

Section 4.22 Rights Agreement; State Takeover Statutes.

(a) AIR is not party to any rights agreement, “poison pill” or similar agreement or plan.

(b) The AIR Board has unanimously approved the terms of this Agreement and the consummation of the Transactions, including the AIR Stock Issuance, and such approval is sufficient to render inapplicable to this Agreement, the other Transaction Documents to which AIR is a party and the Transactions, including the Merger, the restrictions on “business combinations” set forth in NRS 78.411-78.444, to the extent such restrictions would otherwise be applicable to this Agreement, any of the other Transaction Documents to which AIR is a party or the Transactions, including the Merger. No “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover or similar Laws (including NRS 78.411-78.444, inclusive, and NRS 78.378-78.3793, inclusive) apply to this Agreement, any of the other Transaction Documents to which AIR is a party (including the Redemption Rights Agreement and the Registration Rights Agreement) or the Transactions, including the Merger. AIR and its Subsidiaries are not subject to Section 2115(b) of the California Corporations Code.

Section 4.23 Opinion of Financial Advisor. AIR has received an oral opinion from KippsDeSanto & Co., to be confirmed by delivery of a written opinion, that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Redemption Price is fair, from a financial point of view, to the holders of AIR Common Stock.

Section 4.24 No Implied Representations and Warranties. The representations and warranties of AIR and Merger Sub contained in this Article IV or in any certificate delivered pursuant to this Agreement constitute the sole and exclusive representations and warranties of AIR and Merger Sub to Tenax in connection with the Transactions, and all other representations and warranties of any kind or nature expressed or implied (including, but not limited to, the future or historical financial condition, results of operations, prospects, business, assets or liabilities of AIR and Merger Sub), whether made by AIR or Merger Sub, any of their respective Affiliates or any of their respective managers, partners, officers, directors, employees, advisors, consultants, agents or representatives, whether in any individual or any other capacity, are specifically disclaimed by Tenax, and Tenax acknowledges that it has not relied on and should not rely on and will not rely on any such other representations and warranties other than the representations and warranties of AIR or Merger Sub contained in this Article IV or in any certificate delivered pursuant to this Agreement. Except for the representations and warranties contained in this Article IV or in any certificate delivered pursuant to this Agreement, no exhibit to this Agreement, nor any other material or information provided by or communications made by AIR, Merger Sub or any of their respective Affiliates, or by any Representative thereof, whether by use of a “data room” or in any information memorandum or otherwise, will cause or create any warranty, express or implied, as to the title, condition, value or quality of AIR, Merger Sub and their respective Subsidiaries.

Article V

REPRESENTATIONS AND WARRANTIES OF TENAX

Tenax represents and warrants to AIR and Merger Sub that, except as set forth in the Tenax Disclosure Letter (it being understood that any information, item or matter set forth in one section or subsection of the Tenax Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent based upon the face of such disclosure that such information, item or matter is relevant to such other section or subsection; provided, however, that only items disclosed in Sections 5.02, 5.04(b) and 5.07 of the Tenax Disclosure Letter shall be deemed disclosed with respect to Sections 5.02, 5.04(b) and 5.07, respectively):

Section 5.01 Organization and Qualification; Subsidiaries.

(a) Each of Tenax and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental authorizations and approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except (i) with respect to Tenax’s Subsidiaries, where the failure to be in good standing or to have such power, authority and governmental authorizations and approvals would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect and (ii) with respect to Tenax, where the failure to possess such governmental authorizations and approvals would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect. Each of Tenax and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expected to have a Tenax Material Adverse Effect.

(b) Section 5.01(b) of the Tenax Disclosure Letter sets forth a true and complete list of each material Subsidiary of Tenax, the jurisdiction of incorporation or formation of each such Subsidiary and the ownership interest of Tenax and any third parties in each such Subsidiary.

(c) Tenax has made available to AIR, prior to the execution of this Agreement, a true and complete copy of Tenax’s certificate of formation, limited liability company agreement and the equivalent organizational documents of each of its material Subsidiaries, in each case, as amended to the date of this Agreement. Such organizational documents are in full force and effect. Neither Tenax nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents.

Section 5.02 Capitalization.

(a) Section 5.02(a) of the Tenax Disclosure Letter sets forth a true, correct and complete list of all of the authorized, issued and outstanding equity interests of Tenax. There are no authorized, issued, reserved for issuance or outstanding (i) shares of capital stock, voting securities or other equity interests of Tenax; (ii) options, calls, warrants, convertible debt, other convertible or exchangeable instruments or rights, agreements, arrangements or commitments of any character made or issued by Tenax or any of its Subsidiaries obligating Tenax or any of its Subsidiaries to issue, deliver or sell any shares of capital stock, voting securities or other equity interests of Tenax or any of its Subsidiaries other than the Warrants; or (iii) “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests issued by Tenax or any of its Subsidiaries, or rights to acquire such interests from AIR or any Subsidiary. All Tenax Units are subject to issuance as aforesaid and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, and each outstanding Tenax Unit has been and is, (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to or issued in violation of any preemptive rights, purchase option, call option, right of first refusal, anti-dilutive right, subscription right or any similar right created by applicable Law, the organizational documents of Tenax or any agreement to which Tenax is a party or otherwise bound; and (iii) free of any Encumbrances created by Tenax in respect thereof. There are no outstanding contractual obligations of Tenax or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or other equity interests or securities convertible into or exchangeable or exercisable for capital stock, voting securities or other equity interests of Tenax or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of AIR or any other Person.

(b) Each outstanding share of capital stock of, or other equity interests in, each Subsidiary of Tenax is duly authorized, validly issued, fully paid and non-assessable; each such share or interest is owned by Tenax or another of its wholly owned Subsidiaries free and clear of all Encumbrances and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests; and each such share or interest was not issued in violation of any preemptive rights, purchase option, call option, right of first refusal, anti-dilutive right, subscription right or any similar right under applicable Law, the organizational documents of any applicable Subsidiary or any agreement to which Tenax or any Subsidiary is a party or otherwise bound. Except for the capital stock of, or other equity interest in, its Subsidiaries, Tenax does not own, directly or indirectly, any capital stock of, or other equity or similar interest in, any corporation, partnership, joint venture, association or other entity.

(c) The Tenax Closing Capitalization Schedule will, as of the Closing Date, be true and complete in all respects and the amounts set forth therein will be calculated pursuant to and in accordance with this Agreement, Tenax’s organizational documents and any applicable Plan. As of the Closing, (i) the number of Tenax Units set forth in the Tenax Closing Capitalization Schedule as being owned by a Person will constitute to the entire interest of such Person in the issued and outstanding capital stock of, or any other equity or ownership interests in, Tenax, and record ownership of such Tenax Units set forth in the Tenax Closing Capitalization Schedule is held by such Person and (ii) no Person not disclosed in the Tenax Closing Capitalization Schedule will be the record owner of, or have a right to acquire from Tenax any equity or ownership interests in, Tenax or options in respect of the foregoing.

Section 5.03 Authority Relative to This Agreement.

(a) Tenax has all necessary organizational power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder to consummate the Transactions. The execution and delivery of this Agreement and such other Transaction Documents by Tenax and the consummation by Tenax of the Transactions have been duly and validly authorized by all necessary organizational action, and no other proceedings on the part of Tenax are necessary to authorize this Agreement and such other Transaction Documents or to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DLLCA). This Agreement has been duly and validly executed and delivered by Tenax and, assuming due authorization, execution and delivery by AIR and Merger Sub, constitutes a legal, valid and binding obligation of Tenax, enforceable against Tenax in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) The Consenting Tenax Members are the record and beneficial owners of, in the aggregate, interests of Tenax Units entitled to cast votes constituting at least a majority of the votes entitled to be cast on the approval of this Agreement by Tenax Members as of the date hereof. The Tenax Member Support Agreements constitute, alone and without any other vote or consent of any other Tenax Member, the Required Tenax Member Approval.

Section 5.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by Tenax do not, and the performance of this Agreement and such other Transaction Documents by Tenax, and the consummation of the Transactions, will not, (i) conflict with or violate the limited liability company agreement or other equivalent organizational documents of (A) Tenax or (B) any of its Subsidiaries, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.04(b) have been obtained or taken and all filings and obligations described in Section 5.04(b) have been made or satisfied, conflict with or violate any Law applicable to Tenax or any of its Subsidiaries or by which any property or asset of Tenax or any of its Subsidiaries is bound or affected or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Tenax or any of its Subsidiaries pursuant to, any Contract, Tenax Permit or other instrument or obligation to which Tenax or any of its Subsidiaries is a party or by which Tenax or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (i)(B), (ii) and (iii) of this Section 5.04(a), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

(b) The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by Tenax do not, and the performance of this Agreement and such other Transaction Documents by Tenax, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act (including in connection with the Proxy Statement) and the Exchange Act (including in connection with the Tender Offer Documents), (ii) the pre-merger notification requirements of the HSR Act, the requirements of any other applicable Antitrust Laws and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DLLCA and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers and filings, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

Section 5.05 Permits; Compliance.

(a) Since January 1, 2023, Tenax and its Subsidiaries have operated and conducted their businesses in compliance in all material respects with all Laws of any Governmental Authority applicable to their respective businesses or operations and all internal or posted policies and procedures. Since January 1, 2023, neither Tenax nor any of its Subsidiaries has received any written notice alleging, or been charged with, any material violation of any Laws.

(b) Tenax and each of its Subsidiaries have obtained and hold all Tenax Permits, and all such Tenax Permits are valid and in full force and effect, except where the failure to hold the same or to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect. In addition, (i) there has occurred no default under, or violation of, any such Tenax Permit, (ii) no suspension or cancellation of any of the Tenax Permits is pending or, to the knowledge of Tenax, threatened and (iii) Tenax has taken all measures reasonably necessary (including by making all applications or filings required by applicable Law or the applicable Governmental Authority) to extend any Tenax Permit to prevent the expiration thereof, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

Section 5.06 Financial Statements; Undisclosed Liabilities.

(a) Section 5.06(a) of the Tenax Disclosure Letter contains true, complete and correct copies of the audited consolidated balance sheets and related statements of income, members’ equity and cash flows of Tenax and its consolidated Subsidiaries as of and for the years ended December 31, 2024 and 2023 and the unaudited consolidated balance sheet and related statements of income, members’ equity and cash flows of Tenax and its consolidated Subsidiaries as of and for the nine months ended September 30, 2025 (collectively, with the related notes and schedules thereto, the “Tenax Financial Statements”), in each case, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and subject, in the case of interim financial statements, to the absence of footnotes and normal year-end adjustments) and each fairly presents, in all material respects, the consolidated financial condition, results of operations, changes in members’ equity and cash flows of Tenax and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of interim financial statements, to the absence of footnotes and normal year-end adjustments).

(b) Tenax and its Subsidiaries maintain a system of internal controls over financial reporting that are effective to ensure (i) the reliability of financial reporting, including policies and procedures that mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Tenax and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and (iv) the prevention or timely detection of the unauthorized acquisition, use or disposition of assets.

(c) Neither Tenax nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of Tenax as of December 31, 2024, included in the Tenax Financial Statements, (ii) incurred after December 31, 2024, in the ordinary course of business consistent with past practice, (iii) incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement or the other Transaction Documents (for clarity, any liability caused by or resulting from a breach by Tenax of this Agreement shall not be deemed a liability incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement) or (iv) that would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

(d) Since January 1, 2023, none of Tenax, Tenax’s independent accountants or the Tenax Board has received any written, or to the knowledge of Tenax, oral notification of any (i) “significant deficiency” in the internal controls over financial reporting of Tenax; (ii) “material weakness” in the internal controls over financial reporting of Tenax; or (iii) fraud, whether or not material, that involves management or other employees of Tenax who have a significant role in the internal controls over financial reporting of Tenax. Since January 1, 2023, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the President or Chief Financial Officer of Tenax or the Tenax Board or any committee thereof. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statement of Auditing Standard FAS 115 – Communicating Internal Control Related Matters Identified in an Audit, as in effect on the date hereof.

(e) Since January 1, 2023, (i) neither Tenax nor any of its Subsidiaries has received any written or, to the knowledge of Tenax, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Tenax or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Tenax or any of its Subsidiaries, and (ii) no attorney representing Tenax or any of its Subsidiaries, whether or not employed by Tenax or any of its Subsidiaries, has reported evidence of a breach of fiduciary duty or similar violation by Tenax or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Tenax Board or any committee thereof or to the President or Chief Financial Officer of Tenax, except as, in each of (i) and (ii), has not had and would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

Section 5.07 Absence of Certain Changes or Events. Since December 31, 2024, there has not been any event, occurrence, state of facts, development, circumstance, change or effect that, individually or in the aggregate with all other events, occurrences, state of facts, developments, circumstances, changes and effects, has had or would reasonably be expected to have a Tenax Material Adverse Effect. From December 31, 2024 to the date of this Agreement, (a) Tenax and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) neither Tenax nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.02 (with the exception of those set forth in clauses (b)(i) and (iv) (to the extent related to the foregoing)).

Section 5.08 Information Supplied. The information relating to Tenax and its Subsidiaries that is provided by or on behalf of Tenax or any of its Subsidiaries for inclusion in the Proxy Statement or the Tender Offer Documents, or in any other document filed with any other Governmental Authority in connection with the Merger and the other Transactions, will not, in the case of the Proxy Statement, at the date it is first mailed to the AIR Stockholders or at the time of the AIR Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 5.09 Sufficiency of Funds.

(a) Tenax has, and at the Closing will have, sufficient cash to enable Tenax to pay any amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of the Tender Offer) and to pay all related fees and expenses, and there is no restriction on the use of such cash for such purposes. Tenax has the financial resources and capabilities to fully perform all of its obligations under this Agreement.

(b) Without limiting Section 10.07, in no event shall the receipt or availability of any funds or financing by or to Tenax or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Tenax hereunder.

Section 5.10 Absence of Litigation. There is no Action pending or, to the knowledge of Tenax, threatened (i) against or involving Tenax, any of its Subsidiaries or any of their respective assets, officers, directors or key employees (in the case of officers, directors or key employees, arising out of such officer’s, director’s or key employee’s relationship with Tenax) that, individually or in the aggregate, has or would reasonably be expected to have a Tenax Material Adverse Effect or (ii) that seeks to restrain or enjoin the consummation of the Transactions. There is not any Order of any Governmental Authority or arbitrator outstanding against, or, to the knowledge of Tenax, investigation by any Governmental Authority involving, Tenax, any of its Subsidiaries or any of their respective assets, officers, directors or key employees (in the case of such officers, directors or key employees, such as would affect Tenax or any of its Subsidiaries) that, individually or in the aggregate, has or would reasonably be expected to have a Tenax Material Adverse Effect. There is no material Action pending by Tenax or any of its Subsidiaries, or which Tenax or any of its Subsidiaries intends to initiate, against any other Person. The foregoing includes Actions pending or threatened (or any basis therefor to the knowledge of Tenax) involving the prior employment of any of the employees of Tenax or any of its Subsidiaries, services of the employees of Tenax or any of its Subsidiaries provided in connection with Tenax’s business, any information or techniques allegedly proprietary to any former employer of an employee of Tenax or any of its Subsidiaries or obligations of an employee of Tenax or any of its Subsidiaries under any agreement with such employee’s former employer.

Section 5.11 Employee Benefit Plans.

(a) Section 5.11(a) of the Tenax Disclosure Letter sets forth a true, correct and complete list of each material Tenax Benefit Plan. With respect to each such material Tenax Benefit Plan, Tenax has delivered or made available to AIR true, correct and complete copies of all plan documents (including all amendments and attachments thereto), or written summaries of such Tenax Benefit Plan not in writing.

(b) Each Tenax Benefit Plan has been, in all material respects, established, maintained, operated, funded and administered in accordance with its terms and all applicable Laws. Tenax and its Subsidiaries and, to the knowledge of Tenax, all fiduciaries of any Tenax Benefit Plan are, and at all times have been, in compliance in all material respects with all Laws relating to the Tenax Benefit Plans and the provision of compensation and benefits. Except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, no Action is pending or, to the knowledge of Tenax, threatened with respect to any Tenax Benefit Plan (other than claims for benefits in the ordinary course) and, to the knowledge of Tenax, there are not any facts that would be reasonably expected to give rise to any Action with respect to any Tenax Benefit Plan.

(c) Each Tenax Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and either has received a favorable determination letter from the IRS or may rely upon a favorable opinion letter from the IRS as to its qualified status and, to the knowledge of Tenax, there are no facts or circumstances that could reasonably be expected to adversely affect such qualification or cause the imposition of a material liability, penalty or Tax under ERISA, the Code or other applicable Laws with respect to any such Tenax Benefit Plan.

(d) No Tenax Benefit Plan is, and neither Tenax nor any of its ERISA Affiliates has ever sponsored, maintained or been obligated to contribute to an employee benefit plan that is or was, subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, except as would not, individually or in the aggregate, reasonably be expected to have an AIR Material Adverse Effect. No Tenax Benefit Plan is, and neither Tenax nor any of its ERISA Affiliates has ever contributed to, or been obligated to contribute to, any (i) “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA), (ii) “multiple employer plan” (as defined in 29 C.F.R. § 4001.2) or a plan subject to Section 413(c) of the Code, (iii) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code).

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in connection with any other event, including a termination of employment or service of any current or former Tenax Service Provider following, or in connection with, the Transactions): (i) entitle any current or former Tenax Service Provider to any payment or benefit, including any severance pay or benefits or any increase in severance pay or benefits; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Tenax Benefit Plans; (iii) limit or restrict the right of Tenax or any of its Subsidiaries to amend, modify or terminate any of the Tenax Benefit Plans; or (iv) result in the payment of any compensation or any benefits that would, individually or in combination with any other such compensation or benefits, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code, to any current or former Tenax Service Provider.

(f) Neither Tenax nor any of its Subsidiaries has any liability in respect of, or obligation to provide, post-retirement or other post-employment health, life insurance or welfare benefits for any current or former Tenax Service Provider (or the spouses, dependents or beneficiaries of any such individuals), whether under a Tenax Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Laws.

(g) No current or former Tenax Service Provider is entitled to any gross-up, make-whole, indemnification, reimbursement or other additional payment from Tenax or any other Person in respect of any Tax (including federal, state, provincial, territorial, municipal, local and non-U.S. income, excise and other Taxes (including Taxes imposed under Section 4999 or 409A of the Code)) or interest or penalty related thereto.

Section 5.12 Labor and Employment Matters.

(a) Neither Tenax nor any of its Subsidiaries is a party to any Collective Bargaining Agreement applicable to any current or former Tenax Service Provider. From January 1, 2023 through the date of this Agreement, there have not been any strikes or other material labor disputes or work stoppages or organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any current or former Tenax Service Provider and there are no such strikes or other material labor disputes or work stoppages or campaigns, petitions or other activities ongoing, pending or, to the knowledge of Tenax, threatened. Neither the execution of this Agreement nor the consummation of the Transactions will require Tenax or any of its Subsidiaries to provide notice to, enter into any consultation procedure with, or trigger any similar obligation to, any labor organization, works council or similar body under applicable Laws.

(b) Each of Tenax and its Subsidiaries is, and at all times has been, in compliance in all material respects with all Laws related to the engagement of service providers, employment practices and labor relations, including those related to wages, hours, classification, immigration, health, safety, collective bargaining, discrimination, civil rights, workers’ compensation, reporting of compensation and benefits and the collection and payment of income, employment and other Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, no Action by or before any Governmental Authority with respect to Tenax or any of its Subsidiaries in relation to the employment or alleged employment of any individual is pending, ongoing or, to the knowledge of Tenax, threatened, nor has Tenax or any of its Subsidiaries received any notice indicating an intention to conduct the same.

(c) Since January 1, 2023, Tenax and its Subsidiaries have not received, been involved in or been subject to any Actions or any other material complaints, claims or actions alleging sexual harassment, sexual misconduct, bullying or discrimination committed by any director, officer or other managerial employee of Tenax or any of its Subsidiaries or alleging a workplace culture that encourages or is conducive to the foregoing.

Section 5.13 Real and Personal Property.

(a) Neither Tenax nor any of its Subsidiaries owns any real property.

(b) Section 5.13(b) of the Tenax Disclosure Letter sets forth a true and complete list of the street addresses of all Tenax Leased Real Property, together with a description of the underlying Tenax Real Property Lease. True, correct and complete copies of each Tenax Real Property Lease have been made available to Tenax prior to the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, (i) each Tenax Real Property Lease is valid and binding on Tenax or the Subsidiary of Tenax that is a party thereto and, to the knowledge of Tenax, each other party thereto, and is in full force and effect; (ii) all rent and other sums and charges payable by Tenax or any of its Subsidiaries thereunder are current and all obligations required to be performed or complied with by Tenax or any of its Subsidiaries thereunder have been performed; (iii) no termination event or condition or uncured default of a material nature on the part of Tenax or, if applicable, any of its Subsidiaries or, to the knowledge of Tenax, the landlord thereunder, exists under any Tenax Real Property Lease; (iv) Tenax and each of its Subsidiaries has a good and valid leasehold, subleasehold or licensee interest in each Tenax Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances; (v) neither Tenax nor any of its Subsidiaries has received any written notice from any landlord under any Tenax Real Property Lease of any default or that such landlord intends to terminate such Tenax Real Property Lease; and (vi) neither Tenax nor any of its Subsidiaries has received written notice of any pending and, to the knowledge of Tenax, there is no threatened, condemnation with respect to any Tenax Leased Real Property or any portion thereof. Tenax and its Subsidiaries have not subleased, licensed or granted any right to use or occupy any portion of any Tenax Leased Real Property to any Person.

(c) Tenax or one of its Subsidiaries, as the case may be, has valid title to, or valid leasehold or comparable contractual rights in or relating to, all material personal property owned or leased by it and necessary for the conduct of its business as it is now being conducted, free and clear of all Encumbrances, except Permitted Encumbrances. No termination event or condition or uncured default of a material nature on the part of Tenax or, if applicable, its Subsidiaries or, to the knowledge of Tenax, any Person thereunder, exists under any lease of any personal property.

Section 5.14 Intellectual Property.

(a) Section 5.14(a) of the Tenax Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all (i) Registered Tenax IP, indicating for each such item, as applicable, the owner, the application, publication or registration number and date and jurisdiction of filing or issuance; (ii) material Software included in the Tenax Owned IP; and (iii) social media handles or accounts used by Tenax.

(b) The Tenax Owned IP is subsisting and, to the knowledge of Tenax, valid and enforceable and Tenax and its Subsidiaries possess all rights, title and interests in and to the Tenax Owned IP, free and clear of any Encumbrances other than Permitted Encumbrances.

(c) Since January 1, 2023, the operation of Tenax’s business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party, and to the knowledge of Tenax, no other Person has infringed, diluted, misappropriated or otherwise violated, or is infringing, diluting, misappropriating or otherwise violating, the Tenax IP. Since January 1, 2023, there have been no, and there are currently no, pending Actions or Actions threatened in writing regarding: (i) the licensing or use by Tenax or any of its Subsidiaries of any other Person’s Intellectual Property; (ii) any actual or potential infringement, dilution, misappropriation or other violation by any other Person of Tenax Owned IP; or (iii) any actual or potential infringement, dilution, misappropriation or other violation of any other Person’s Intellectual Property by Tenax or any of its Subsidiaries, and to the knowledge of Tenax, no valid basis exists for any Action in connection with any of the foregoing items (i) through (iii) of this Section 5.14(c).

(d) Tenax and its Subsidiaries own or have a valid right to use all Intellectual Property that is in use or planned for use in the operation or conduct of Tenax’s business, and the Tenax IP constitutes all of the Intellectual Property that is used, held for use or planned for use in the conduct of Tenax’s business in the manner in which it is currently being conducted. The consummation of this Agreement and compliance by Tenax and its Subsidiaries with the provisions of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance in or upon, any material Tenax Owned IP.

(e) Each of Tenax and its Subsidiaries have used commercially reasonable efforts consistent with industry standards to maintain, preserve and protect the secrecy and confidentiality of their Trade Secrets and confidential information of other Persons that is in the possession of Tenax and its Subsidiaries and prevent the misuse or misappropriation of the Trade Secrets and other such confidential information included in the Tenax IP, including through the development of policies for the protection of Intellectual Property. Each current and former director, officer, employee, contractor or consultant of Tenax and its Subsidiaries has entered into a written agreement with Tenax that requires such director, officer, employee, contractor or consultant to protect the secrecy and confidentiality of such Trade Secrets and information. There has been no misappropriation or unauthorized disclosure or use of any of Tenax’s Trade Secrets or confidential information of other Persons that is in the possession of Tenax and its Subsidiaries.

(f) No current or former director, officer, employee, contractor or consultant of Tenax or its Subsidiaries owns any rights in or to any Tenax Owned IP. All current and former directors, officers, employees, contractors and consultants of Tenax and its Subsidiaries who contributed to the discovery, creation or development of any material Tenax Owned IP (i) did so within the scope of his or her employment such that it constituted a work made for hire and all Tenax Owned IP arising therefrom became the exclusive property of Tenax or any of its Subsidiaries or (ii) pursuant to an executed, enforceable, valid written agreement, presently assigned all of his or her rights in Tenax Owned IP to Tenax or any of its Subsidiaries. No current or former directors, officers, employees, contractors or consultants of Tenax or any of its Subsidiaries has made or threatened to make any claim of ownership or right, in whole or in part, to any Tenax Owned IP or asserted in an Action against Tenax or any of its Subsidiaries such claim of ownership or right.

(g) Except as would not, individually or in the aggregate, reasonably be material to Tenax, Tenax and its Subsidiaries have complied in all material respects with the requirements of the licenses for any Public Software used in the business.

(h) No R&D Sponsor has been used to create any Intellectual Property owned or purported to be owned by Tenax and its Subsidiaries. No R&D Sponsor has any claim of right or license to, ownership of or other Encumbrance (other than a Permitted Encumbrance) on any Tenax IP.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, (i) Tenax and its Subsidiaries are in compliance with all applicable Privacy and Data Security Requirements and (ii) since January 1, 2023, none of Tenax or its Subsidiaries has received a complaint from any Governmental Authority or any other third party regarding its collection, storage, Processing, disclosure, transfer or use of Personal Data that is pending or unresolved and, to the knowledge of Tenax, there are no facts or circumstances that would give rise to any such complaints. Since January 1, 2023, Tenax and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, designed to ensure the confidentiality, integrity, availability, privacy and security of Personal Data Processed by Tenax or any of its Subsidiaries and to protect any Personal Data under their possession or control from any unauthorized use or access. Except as would not, individually or in the aggregate, reasonably be expected to result in a Tenax Material Adverse Effect, since January 1, 2023, neither Tenax nor any of its Subsidiaries has experienced any breaches or unauthorized uses of or access to Personal Data within the possession or control of Tenax or its Subsidiaries.

(j) The Tenax IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required to permit the operation of Tenax’s business as currently conducted. Since January 1, 2023, (i) there has been no security breach or unauthorized access to or use of any of the Tenax IT Assets, whether physical or electronic, and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, the Tenax IT Assets have not malfunctioned or failed, do not contain any viruses, worms, trojan horses, bugs or faults and have not experienced breakdowns, errors, contaminants or continued substandard performance that has caused or reasonably could be expected to cause any disruption or interruption in or to the use of any such Tenax IT Assets or to the business of Tenax. Tenax and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent with industry practices and are in compliance with applicable Privacy and Data Security Requirements for the Tenax IT Assets used in the business, including regular backup and prompt recovery of data and information.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, no Personal Data, Trade Secrets or other confidential information of Tenax or its Subsidiaries or confidential information of other Persons that is in the possession of Tenax and its Subsidiaries are used in any input to any Artificial Intelligence Tool or in developing or training any internal or third-party Artificial Intelligence Tool.

Section 5.15 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to Tenax or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, complete and accurate in all material respects.

(b) All material Taxes of Tenax and its Subsidiaries have been timely paid, whether or not required to be shown on a Tax Return, or, in the case of Taxes not yet due or that are being contested in good faith, have been accrued or reserved on the Tenax Financial Statements. There are no Tax Encumbrances on the assets of Tenax or any of its Subsidiaries other than Permitted Encumbrances.

(c) Each of Tenax and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority to the extent required by applicable Law).

(d) Neither Tenax nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax and there has been no request by a Governmental Authority to execute such a waiver or extension. No material audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of Tenax or any of its Subsidiaries is currently in progress. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against Tenax or any of its Subsidiaries that has not been settled, paid or withdrawn.

(e) Neither Tenax nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution to which Section 355 or 361 of the Code applies.

(f) Neither Tenax nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b), or any similar provision of state, local or foreign Law.

(g) Neither Tenax nor any of its Subsidiaries (i) is a party to or is bound by any Tax Sharing Agreement; (ii) has liability for payment of any amount as a result of being party to any Tax Sharing Agreement; (iii) has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than an affiliated group the common parent of which was a Subsidiary of Tenax); or (iv) has liability for the Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract or otherwise.

(h) Section 5.15(h) of the Tenax Disclosure Letter contains a list, as of the date of this Agreement, of the jurisdiction of organization and U.S. federal income tax classification of Tenax and each of its Subsidiaries.

(i) No claim has been made in writing by any Governmental Authority in a jurisdiction where Tenax or any of its Subsidiaries do not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(j) Neither Tenax nor any of its Subsidiaries has an outstanding request for a ruling or similar determination from a Governmental Authority with respect to Taxes.

(k) Neither Tenax nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (i) adjustment pursuant to Section 481 of the Code (or similar provision under any federal, state, local or foreign Law) associated with a change of accounting method that is effective on or before the date of this Agreement; (ii) closing agreement or other agreement with any Governmental Authority executed on or before the date of this Agreement; (iii) transaction entered into on or before the date of this Agreement and treated under the installment method, long-term Contract method, cash method or open transaction method of accounting; or (iv) inclusion, other than in the ordinary course of business, under Section 951(a) of the Code or similar provision of state, local or foreign Law.

Section 5.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to Tenax and its Subsidiaries, taken as a whole: (a) Tenax is and, since January 1, 2023, has been in compliance with, all Environmental Laws and possesses and is and, since January 1, 2023, has been in compliance with, all Environmental Permits; (b) there is no Action, Order or notice of violation or liability, in each case, pursuant to any Environmental Law pending or, to the knowledge of Tenax, threatened in writing against Tenax or any of its Subsidiaries; (c) there has been no release, spill, discharge or disposal of or exposure to any Hazardous Material, nor are there any other environmental conditions, in each case, that would reasonably be expected to form the basis of any Action or Order pursuant to any Environmental Law involving Tenax or its Subsidiaries; and (d) neither Tenax nor any of its Subsidiaries has retained or assumed any liabilities or obligations that would reasonably be expected to form the basis of any Action or Order pursuant to any Environmental Law involving Tenax or its Subsidiaries.

Section 5.17 Material Contracts.

(a) Section 5.17(a) of the Tenax Disclosure Letter contains a true and complete list of the following types of Contracts to which Tenax or any of its Subsidiaries is a party as of the date of this Agreement (such Contracts, whether or not set forth on Section 5.17(a) of the Tenax Disclosure Letter and including any Contract entered into after the date hereof in accordance with the terms of this Agreement that would have been required to be set forth on Section 5.17(a) of the Tenax Disclosure Letter if it had been entered into as of the date of this Agreement, but excluding any Tenax Benefit Plan, the “Tenax Material Contracts”):

(i) all Contracts for the purchase of aircraft and agreements to refit existing aircraft pursuant to which Tenax or any of its Subsidiaries would reasonably be expected to make payments of more than $1,000,000 during any fiscal year;

(ii) all joint venture Contracts, partnership arrangements or other agreements involving a sharing with any third party of profits, losses, costs or liabilities by Tenax or any of its Subsidiaries;

(iii) all Contracts relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $4,000,000;

(iv) all Contracts relating to Indebtedness (including commitments to provide Indebtedness) of Tenax or any of its Subsidiaries;

(v) all Contracts (A) that limit, or purport to limit, in any material respect, the ability of Tenax or any of its Subsidiaries or any of their respective employees to compete in any line of business or with any Person or entity (other than Tenax and its Subsidiaries) or in any geographic area or during any period of time or in any customer segment, (B) that limit, or purport to limit, in any respect, the ability of any of Tenax’s Affiliates (other than Tenax’s Subsidiaries) to compete in any line of business or with any Person or entity or in any geographic area or during any period of time or in any customer segment, (C) that provide for “exclusivity” or any similar requirement or “most favored nation” or similar rights, in each case, in favor of any Person other than Tenax or any of its Subsidiaries or (D) granting any put, call, right of first refusal, right of first negotiation, right of first offer, redemption or similar right in favor of any Person other than Tenax or any of its Subsidiaries;

(vi) all material Tenax IP Agreements, except for shrink-wrap or click-wrap licenses for off-the-shelf computer software or non-exclusive licenses to or from customers of Tenax;

(vii) each Contract between or among (A) Tenax or any of its Subsidiaries, on the one hand, and (B) any Affiliate, employee, shareholder, member, equityholder, officer or director of Tenax or of any Subsidiary, or any of their respective Affiliates or, to the knowledge of Tenax, family members, on the other hand, but excluding, for the avoidance of doubt, (I) any Contracts or arrangements between Tenax and any of its Subsidiaries or between any Subsidiary of Tenax and another Subsidiary of Tenax, (II) any Contract or arrangement relating to the employment of any such Person described in clause (B) and (III) any Contract providing for indemnification or reimbursement of expenses for officers or directors of Tenax or any of its Subsidiaries (in such individual capacity as such); and

(viii) any Tenax Government Contracts under which Tenax or its Subsidiaries would reasonably be expected to receive payments of more than $5,000,000 in any fiscal year (excluding Tenax Government Contracts where any portion of the Tenax Government Contract or performance of the Tenax Government Contract is classified).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect, each Tenax Material Contract is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms against Tenax and its Subsidiaries (as applicable) and, to the knowledge of Tenax, the other parties thereto. True and complete copies of each Tenax Material Contract (and a written summary of the terms of any oral Tenax Material Contracts) have been made available to AIR. None of Tenax, any of its Subsidiaries or, to the knowledge of Tenax, any other party thereto is in material violation of or in material default under (nor does there exist any condition that, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Tenax Material Contract to which it is a party or by which it or any of its properties or other assets is bound, nor have any of them given or received any notice alleging any of the same. Immediately following the Effective Time, each Tenax Material Contract will continue to be in full force and effect and valid, binding and enforceable in accordance with its terms against Tenax and its Subsidiaries (as applicable) and, to the knowledge of Tenax, the other parties thereto, except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

(c) To the knowledge of Tenax, no Affiliate, employee, shareholder, member, equityholder, officer or director of Tenax or of any Subsidiary, or any of their respective Affiliates or, to the knowledge of Tenax, family members, has any material interest in any property used in the conduct of the business of Tenax or any of its Subsidiaries, or any material claim or right against Tenax or any of its Subsidiaries or any direct or indirect material interest in any transaction with Tenax or any of its Subsidiaries.

Section 5.18 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Tenax Material Adverse Effect, all insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of Tenax and its Subsidiaries are in full force and effect, and all premiums thereon have been timely paid or, if not yet due, accrued. As of the date of this Agreement, there is no material claim pending under Tenax’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Tenax and its Subsidiaries are in compliance in all material respects with the terms of such policies and bonds, and Tenax has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

Section 5.19 Brokers. No broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Tenax. The fees and expenses of all accountants, brokers, financial advisors, investment bankers, legal counsel and other Persons retained by Tenax or any of its Subsidiaries incurred or to be incurred by Tenax or any of its Subsidiaries in connection with this Agreement or the Transactions will not exceed the amount set forth in Section 5.19 of the Tenax Disclosure Letter.

Section 5.20 Government Contracts.

(a) Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Tenax Material Adverse Effect, since January 1, 2023: (i) Tenax and its Subsidiaries have complied with all terms and conditions of the Tenax Government Contracts; (ii) Tenax and its Subsidiaries have complied in all respects with all applicable Laws pertaining to each Tenax Government Contract or Tenax Government Bid; (iii) neither Tenax nor its Subsidiaries have received written (or, to the knowledge of Tenax, oral) notice of a cancellation, termination for convenience, termination for default, suspensions or stop work orders (specifically excluding (A) suspensions or stop work orders relating to protests filed in connection with the award of a Tenax Government Contract to Tenax or any of its Subsidiaries or (B) suspensions or stop work orders initiated by a Governmental Authority that apply to all counterparties to similar Tenax Government Contracts and not specific to Tenax or any of its Subsidiaries), cure notice, violation of Law, violation of a Tenax Government Contract or show cause notice, and no such notice is currently proposed or, to the knowledge of Tenax, threatened in writing, pertaining to such Tenax Government Contract; (iv) no cost incurred by Tenax or any of its Subsidiaries pertaining to such Tenax Government Contract has been challenged, disallowed or is the subject of any ongoing audit or is subject to an ongoing investigation, with the exception of routine audits conducted in the ordinary course of business; (v) neither Tenax nor any of its Subsidiaries has been informed by a Governmental Authority that any option with respect to such Tenax Government Contract will not be exercised or that any Tenax Government Contract will be terminated, canceled, subject to reduction or will otherwise come to an end prior to the end of its current period of performance; and (vi) the submissions, representations, certifications and warranties made, acknowledged or set forth by Tenax and its Subsidiaries with respect to the Tenax Government Contracts and Tenax Government Bids were true, complete and correct in all material respects as of their effective date, Tenax and its Subsidiaries have complied with all such certifications and all such representations and certifications have continued to be current and materially accurate and complete to the extent required by the terms of a Tenax Government Contract or applicable Law.

(b) (i) Neither Tenax nor its Subsidiaries have received any written or, to the knowledge of Tenax, oral notice that any officer, employee, consultant or agent of Tenax or its Subsidiaries is, or since January 1, 2023, has been, under administrative, civil or criminal investigation or indictment by any Governmental Authority (A) relating to the performance of his or her duties for Tenax or its Subsidiaries or (B) that would reasonably be expected to have, individually or in the aggregate, a Tenax Material Adverse Effect; (ii) to the knowledge of Tenax, there is not pending any investigation of Tenax, its Subsidiaries or its officers, employees, consultants or agents, nor since January 1, 2023, has there been any audit or investigation of Tenax, its Subsidiaries or its officers, employees, consultants or agents resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any Tenax Government Contract; (iii) since January 1, 2023, neither Tenax nor its Subsidiaries have made or been required to make any voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment or omission arising under or relating to a Tenax Government Contract; (iv) since January 1, 2023, neither Tenax nor its Subsidiaries have received any written (or, to the knowledge of Tenax, oral) notice of any determination by a Governmental Authority regarding, nor entered into a consent order or administrative agreement with a Governmental Authority regarding, any suspected or alleged fraud, mischarging, improper payments, unauthorized release of information, misstatement, omission or violation of Law or any material administrative or contractual requirement related to a Tenax Government Contract; (v) neither Tenax nor its Subsidiaries have received any written (or, to the knowledge of Tenax, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected or alleged fraud, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law or any material administrative or contractual requirement related to a Tenax Government Contract; (vi) neither Tenax nor its Subsidiaries have received written document requests, subpoenas, search warrants or civil investigative demands addressed to or requesting information involving Tenax, its Subsidiaries or any of its members, managers, officers, employees or affiliates, in connection with or concerning any information related to a Tenax Government Contract; (vii) to the knowledge of Tenax, neither Tenax nor its Subsidiaries nor any of their officers, managers, directors or employees has been under any administrative, civil or criminal investigation or indictment or criminal information involving alleged false statements, false claims or other improprieties or criminal acts relating to any Tenax Government Contract; (viii) neither Tenax nor its Subsidiaries, nor, to the knowledge of Tenax, any of their respective officers or employees, has been the subject of any actual “whistleblower” or “qui tam” lawsuit; or (ix) to the knowledge of Tenax, it has not conducted any internal audit, review or inquiry in which any outside legal counsel, auditor, accountant or investigator has been or was engaged with respect to any suspected, alleged or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, misstatement, omission or violation of Law or any material administrative or contractual requirement related to a Tenax Government Contract.

Section 5.21 Prohibited Payments.

(a) None of Tenax, any of its Subsidiaries, any of their respective officers or employees and, to the knowledge of Tenax, any supplier, distributor, licensee or agent or any other Person acting on behalf of Tenax or any of its Subsidiaries, directly or indirectly, has (i) made or offered to make or received any direct or indirect payments in violation of the Anti-Corruption Laws, including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit or thing of value to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit or thing of value, or the purpose thereof, was illegal under any Law (including the Anti-Corruption Laws), or (ii) provided or received any product or services in violation of any Law (including the Anti-Corruption Laws). Neither Tenax nor any of its Subsidiaries has received any written or, to the knowledge of Tenax, other communication from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or, to the knowledge of Tenax, is the subject of any internal complaint, audit or review process regarding a material violation of, or failure to comply with, any Anti-Corruption Laws. Since January 1, 2023, neither Tenax nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect. To the knowledge of Tenax, (x) none of the directors, officers, employees or agents of Tenax or any of its Subsidiaries is a government official, political party official or candidate for political office and (y) there are no known familial relationships between any of Tenax’s directors, officers, employees or agents, on the one hand, and any government official, political party official or candidate for political office, on the other hand.

(b) The operations of Tenax and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping, reporting and internal control requirements of the Money Laundering Laws and of the United States Foreign Corrupt Practices Act. No action, claim, suit or proceeding by or before any Governmental Authority involving Tenax or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Tenax, threatened, nor, to the knowledge of Tenax, is any investigation by or before any Governmental Authority involving Tenax or any of its Subsidiaries with respect to the Money Laundering Laws pending or threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

(c) None of Tenax, any of its Subsidiaries or, to the knowledge of Tenax, any of their respective Representatives or Affiliates (nor, to the knowledge of Tenax, any Person or entity acting on behalf of any of the foregoing) is currently a Person that is, or is owned or controlled by a Person that is, a Sanctioned Person. Tenax and its Subsidiaries have conducted their transactions in material compliance with all applicable Sanctions. No action, claim, suit or proceeding by or before any Governmental Authority involving Tenax or any of its Subsidiaries with respect to any Sanctions is pending or, to the knowledge of Tenax, threatened, nor, to the knowledge of Tenax, is any investigation by or before any Governmental Authority involving Tenax or any of its Subsidiaries with respect to any Sanctions pending or threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

(d) Tenax and its Subsidiaries have conducted their transactions in material compliance with the Export Control Laws. No licenses or approvals pursuant to the Export Control Laws are necessary for the transfer of any export licenses or other export approvals to AIR or Merger Sub in connection with the consummation of the Transactions, including the Merger, except for any such licenses or approvals the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect. No action, claim, suit or proceeding by or before any Governmental Authority involving Tenax or any of its Subsidiaries with respect to the Export Control Laws is pending or, to the knowledge of Tenax, threatened, nor, to the knowledge of Tenax, is any investigation by or before any Governmental Authority involving Tenax or any of its Subsidiaries with respect to the Export Control Laws pending or threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Tenax Material Adverse Effect.

(e) Tenax has and has implemented policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws, Money Laundering Laws, Sanctions and Export Control Laws.

Section 5.22 No Implied Representations and Warranties. The representations and warranties of Tenax contained in this Article V or in any certificate delivered pursuant to this Agreement constitute the sole and exclusive representations and warranties of Tenax to AIR and Merger Sub in connection with the Transactions, and all other representations and warranties of any kind or nature expressed or implied (including, but not limited to, the future or historical financial condition, results of operations, prospects, business, assets or liabilities of Tenax), whether made by Tenax, any of its Affiliates or any of its managers, partners, officers, directors, employees, advisors, consultants, agents or representatives, whether in any individual or any other capacity, are specifically disclaimed by AIR and Merger Sub, and AIR and Merger Sub each acknowledge that it has not relied on and should not rely on and will not rely on any such other representations and warranties other than the representations and warranties of Tenax contained in this Article V or in any certificate delivered pursuant to this Agreement. Except for the representations and warranties contained in this Article V or in any certificate delivered pursuant to this Agreement, no exhibit to this Agreement, nor any other material or information provided by or communications made by Tenax or any of its Affiliates, or by any Representative thereof, whether by use of a “data room” or in any information memorandum or otherwise, will cause or create any warranty, express or implied, as to the title, condition, value or quality of Tenax and its Subsidiaries.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by AIR Pending the Merger.

(a) AIR covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as set forth in Section 6.01(a) of the AIR Disclosure Letter, (ii) as expressly contemplated by this Agreement or (iii) with the prior written consent of Tenax (which consent shall not be unreasonably withheld, delayed or conditioned), AIR shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course consistent with past practice and in material compliance with applicable Law and all AIR Material Contracts. Without limiting the generality of the foregoing, AIR shall, and shall cause its Subsidiaries to, use its reasonable best efforts to preserve intact its present business organization and maintain the goodwill and existing relationships with its suppliers, licensors, licensees and others having significant business relationships with them.

(b) By way of amplification and not limitation, except as set forth in Section 6.01(b) of the AIR Disclosure Letter, as expressly contemplated by this Agreement or the other Transaction Documents or with the prior written consent of Tenax (which consent shall not be unreasonably withheld, delayed or conditioned), neither AIR nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, do any of the following:

(i) amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents, or the equivalent organizational documents of any of its Subsidiaries, or create any new Subsidiaries;

(ii) merge or consolidate AIR with any other Person or restructure, reorganize or completely or partially liquidate;

(iii) issue, deliver, sell, grant, pledge, dispose of or grant an Encumbrance on, or permit an Encumbrance to exist on, any shares of any class of capital stock of AIR or any of its Subsidiaries, any other voting securities or other ownership interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, voting securities or equity interests, or any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or other similar interests of AIR or any of its Subsidiaries (except for the issuance of shares of AIR Stock issuable pursuant to the exercise of AIR Stock Options or the settlement of AIR RSU Awards, in each case, outstanding on the date hereof in accordance with their terms and the terms of the AIR Stock Plans as in effect on the date hereof);

(iv) repurchase, redeem or otherwise acquire any outstanding AIR Stock;

(v) (A) sell, lease, license, pledge or dispose of or (B) grant an Encumbrance on, or permit an Encumbrance to exist on, any properties or assets (other than Intellectual Property, which is the subject of clause (vi)) or any interests therein of AIR or any of its Subsidiaries, other than Permitted Encumbrances;

(vi) sell, lease, sublease, license, sublicense, assign or otherwise grant rights under any AIR Owned IP (except for non-exclusive licenses granted to customers and suppliers of AIR in the ordinary course of business consistent with past practice) or transfer, cancel, abandon or fail to renew, maintain or diligently pursue applications for or otherwise dispose of any AIR Owned IP;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any of AIR’s direct or indirect wholly owned Subsidiaries to AIR or any of its other wholly owned Subsidiaries;

(viii) adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, voting securities or other ownership interests or any securities convertible into or exchangeable or exercisable for capital stock, voting securities or other ownership interests;

(ix) acquire any assets outside the ordinary course of business consistent with past practice from any other Person for consideration in excess of $100,000 in any individual transaction or series of related transactions or $250,000 in the aggregate;

(x) make any loans, advances, guarantees or capital contributions to or investments in any Person, other than advances to employees of AIR or any of its Subsidiaries in respect of travel or other related business expenses, in each case, in the ordinary course of business consistent with past practice;

(xi) make any payments or distributions to any stockholders, employees, directors, officers or Affiliates of AIR or its Subsidiaries, or any of their respective Affiliates (or any directors, managers or employees of such Affiliates), other than payments to employees of salary and expense reimbursement in the ordinary course of business;

(xii) incur any Indebtedness or guarantee such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of AIR;

(xiii) make or authorize any capital expenditure in excess of $500,000 in the aggregate during any 12-month period beginning on or after the date hereof;

(xiv) modify in any material respect any accounting policies or procedures, other than as required by GAAP or Law;

(xv) except as required by applicable Law, (A) make any material change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any material Tax election; (C) settle or compromise any material Tax liability or consent to any claim or assessment or enter into any closing agreement relating to a material amount of Taxes; (D) file any material amended Tax Return; (E) file any claim for refund of a material amount of Taxes; or (F) waive or extend the statute of limitations in respect of material Taxes;

(xvi) except as required by the terms of an AIR Benefit Plan or AIR Collective Bargaining Agreement as in effect on the date hereof, (A) adopt, enter into, terminate, modify or amend any AIR Collective Bargaining Agreement or AIR Benefit Plan; (B) increase in any manner the compensation, bonus or fringe or other benefits of, or grant or pay any discretionary bonus of any kind or amount whatsoever to, any current or former AIR Service Provider; (C) grant or pay any change-in-control, retention, severance or termination pay to, or increase in any manner the change-in-control, retention, severance or termination pay of, any current or former AIR Service Provider; (D) grant or modify any awards to any current or former AIR Service Provider (including grants of any stock or stock-based awards or the removal of existing restrictions in any AIR Benefit Plans or awards made thereunder); (E) take any action to fund or in any other way secure the payment of compensation or benefits under any AIR Benefit Plan; (F) take any action to accelerate the vesting or payment of any compensation or benefit under any AIR Benefit Plan or awards made thereunder; (G) except as may be required for continued compliance with generally accepted accounting principles in the relevant jurisdiction, materially change any actuarial or other assumption used to calculate funding obligations with respect to any AIR Benefit Plan or change the manner in which contributions to any AIR Benefit Plan are made or the basis on which such contributions are determined; or (H) terminate or hire any AIR Service Provider, other than terminations for “cause” (as reasonably determined by AIR in accordance with past practices); provided that AIR may hire additional AIR Service Providers to replace departed AIR Service Providers in the ordinary course of business consistent with past practice, and may terminate or hire AIR Service Providers with an annual base salary that is less than $150,000 in the ordinary course of business consistent with past practice;

(xvii) except as required by Law or any judgment by a court of competent jurisdiction, (A) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business and in a manner consistent with past practice of, in accordance with their terms, liabilities disclosed, reflected or reserved against in the AIR Financial Statements (or the notes thereto) (for amounts not in excess of such reserves) or incurred since the date of such AIR Financial Statements in the ordinary course of business and in a manner consistent with past practice; (B) cancel or compromise any material Indebtedness; or (C) waive or assign any claims or rights of material value;

(xviii) enter into, terminate, cancel, modify, amend or fail to renew any AIR Material Contract or AIR Real Property Lease, or any Contract or lease that, if existing on the date hereof, would have been an AIR Material Contract or AIR Real Property Lease, or waive, release or assign any material rights or claims thereunder, in each case, other than in the ordinary course of business consistent with past practice;

(xix) enter into, modify, amend or terminate any Contract, or waive, release or assign any material rights or claims thereunder, which, if so entered into, modified, amended, terminated, waived, released or assigned would (A) reasonably be expected to impair in any material respect the ability of AIR to perform its obligations under this Agreement or (B) reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(xx) enter into any Contract that is material to AIR and its Subsidiaries, taken as a whole, to the extent consummation of the Transactions would reasonably be expected to trigger, conflict with or result in a violation of any “change of control” or similar provision of such Contract;

(xxi) amend any material AIR Permit in any material respect, or allow any material AIR Permit to lapse, expire or terminate, other than (A) amendments, renewals or extensions of AIR Permits in the ordinary course of business consistent with past practice or (B) non-renewal or non-extension of AIR Permits that are not necessary to conduct AIR’s business as then conducted;

(xxii) authorize, apply for or cause to be approved the listing of shares of AIR Common Stock or AIR Preferred Stock on any stock exchange; or

(xxiii) authorize, commit or agree to do any of the foregoing.

(c) Nothing contained in this Agreement is intended to give Tenax, directly or indirectly, the right to control or direct the operations of AIR or its Subsidiaries prior to the Effective Time in violation of applicable Law.

Section 6.02 Conduct of Business by Tenax Pending the Merger.

(a) Tenax covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as set forth in Section 6.02(a) of the Tenax Disclosure Letter, (ii) as expressly contemplated by this Agreement or (iii) with the prior written consent of AIR (which consent shall not be unreasonably withheld, delayed or conditioned), Tenax shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course consistent with past practice and in material compliance with applicable Law and all Tenax Material Contracts. Without limiting the generality of the foregoing, Tenax shall, and shall cause its Subsidiaries to, use its reasonable best efforts to preserve intact its present business organization and maintain the goodwill and existing relationships with its suppliers, licensors, licensees and others having significant business relationships with them.

(b) By way of amplification and not limitation, except as set forth in Section 6.02(b) of the Tenax Disclosure Letter, as expressly contemplated by this Agreement or the other Transaction Documents or with the prior written consent of AIR (which consent shall not be unreasonably withheld, delayed or conditioned), neither Tenax nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, do any of the following:

(i) amend or otherwise change its certificate of formation, limited liability company agreement or equivalent organizational documents, except for any amendments or changes that would not (A) materially delay, materially impede or prevent the consummation of the Transactions or (B) adversely affect the AIR Stockholders in any material respect differently than the Tenax Members;

(ii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of or involving Tenax or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among Tenax and any wholly owned Subsidiary of Tenax or among wholly owned Subsidiaries of Tenax);

(iii) enter into any new line of business that is material to Tenax and its Subsidiaries, taken as a whole; or

(iv) authorize, commit or agree to do any of the foregoing.

(c) Nothing contained in this Agreement is intended to give AIR, directly or indirectly, the right to control or direct the operations of Tenax or its Subsidiaries prior to the Effective Time in violation of applicable Law.

Section 6.03 No Interfering Transactions. During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, neither Tenax nor AIR shall, and neither Tenax nor AIR shall permit any of its Subsidiaries to, enter into any agreement to acquire another business or effect any transaction that is reasonably likely to prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01 AIR Stockholders Meeting; Proxy Statement.

(a) In accordance with the NRS, AIR’s articles of incorporation and bylaws, the Exchange Act and any applicable rules and regulations of NYSE American, AIR, in consultation with Tenax, shall call, give notice of, convene and hold the AIR Stockholders Meeting as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC (with the record date and meeting date to be set by the AIR Board after consultation with Tenax regarding such dates) and shall as promptly as reasonably practicable following the date of this Agreement, for the purpose of obtaining the AIR Stockholder Approvals, duly set a record date for determining the stockholders entitled to notice of, and to vote at, the AIR Stockholders Meeting (such date to be at least 20 Business Days following the initiation of a broker search pursuant to Rule 14a-13 under the Exchange Act). Subject to the terms of this Agreement, the AIR Board shall recommend that the stockholders of AIR vote in favor of the approval of the AIR Charter Amendment and the AIR Stock Issuance. AIR shall comply with the NRS, AIR’s articles of incorporation and bylaws, the Exchange Act and the rules and regulations of NYSE American in connection with the AIR Stockholders Meeting, including preparing and delivering the Proxy Statement to AIR’s stockholders, as required pursuant to the Exchange Act and Section 7.01(b) below. Subject to the terms of this Agreement, unless there has been a Change in the AIR Recommendation, AIR shall use its reasonable best efforts to solicit (or cause to be solicited) from its stockholders proxies constituting the AIR Stockholder Approvals. AIR shall not change the date of, postpone or adjourn the AIR Stockholders Meeting without the consent of Tenax (which may not be unreasonably withheld, conditioned or delayed); provided that, without Tenax’s consent, AIR may adjourn or postpone the AIR Stockholders Meeting as may be required by applicable Law and no more than two times (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to AIR’s stockholders within a reasonable amount of time in advance of the AIR Stockholders Meeting, (ii) to allow reasonable additional time to solicit from its stockholders proxies in favor of approval of the AIR Charter Amendment and the AIR Stock Issuance, (iii) if, as of the time for which the AIR Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) or the time scheduled for reconvening the AIR Stockholders Meeting, there are insufficient shares of AIR Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the AIR Stockholders Meeting or at such time AIR has not received proxies sufficient to allow the receipt of the AIR Stockholder Approvals at the AIR Stockholders Meeting or (iv) as required by applicable Law; provided further that the AIR Stockholders Meeting shall not be postponed, recessed or adjourned pursuant to this proviso to a date that is more than 30 days after the date on which the AIR Stockholders Meeting was originally scheduled without the prior written consent of Tenax. Tenax may cause AIR to postpone or adjourn the AIR Stockholders Meeting by prior written notice to AIR once for a period of no longer than ten Business Days if at such time AIR has not received proxies sufficient to allow the receipt of the AIR Stockholder Approvals at the AIR Stockholders Meeting and Tenax informs AIR that Tenax believes in good faith that additional time is required to solicit stockholder proxies in favor of approval of the AIR Charter Amendment and the AIR Stock Issuance.

(b) Promptly following the date of this Agreement, and in any event no later than ten Business Days following the delivery by Tenax of all financial statements that are required by the applicable accounting requirements and other rules and regulations of the SEC to be included in the Proxy Statement together with information relating to it required to be included in the Proxy Statement by Regulation 14A under the Exchange Act or other applicable Law, AIR, with the assistance of Tenax, shall prepare, and AIR shall file with the SEC, the preliminary Proxy Statement and any amendments or supplements thereto in form and substance reasonably satisfactory to each of AIR and Tenax relating to the Merger and the Transactions. Subject to the terms of this Agreement, the Proxy Statement shall reflect the AIR Recommendation. Tenax shall, and shall use its reasonable best efforts to cause its Representatives and Affiliates to, cooperate with AIR in the preparation of the preliminary Proxy Statement and the definitive Proxy Statement and shall furnish to AIR all information relating to it required by the Exchange Act for inclusion in, or to assist AIR in preparing, the Proxy Statement (and responding to any comments from the SEC or its staff with respect thereto), including, without limitation, such financial statements and other information relating to it and its Affiliates required to be included in the Proxy Statement by Regulation 14A under the Exchange Act or other applicable Law. In addition, Tenax shall use its reasonable best efforts to cause its independent accountants to provide assistance and cooperation to AIR in connection with the preparation of the Proxy Statement, including, without limitation, to the extent required by applicable Law, providing consent to AIR to include their audit reports in the Proxy Statement and providing reasonable assistance in the preparation of pro forma financial statements to be included in the Proxy Statement. AIR shall promptly provide Tenax and its counsel with copies of any written comments, and shall inform them of any oral comments, that AIR or its counsel may receive from the SEC or its staff with respect to any preliminary Proxy Statement, and AIR shall use its reasonable best efforts, after consultation with and with the assistance of Tenax, to respond as promptly as practicable to any such comments of the SEC or its staff and to cause the Proxy Statement in definitive form to be mailed to AIR’s stockholders at the earliest practicable time. Each of AIR and Tenax shall promptly advise the other if it determines that any information provided by it for use in the Proxy Statement was or shall have become false or misleading in any material respect and shall promptly notify the other if it becomes aware of any material fact not contained in the Proxy Statement and required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. AIR shall take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of shares of AIR Stock, in each case as, and to the extent, required by applicable Law. AIR shall promptly provide Tenax and its counsel with copies of any written comments, and shall inform them of any oral comments, that AIR or its counsel may receive from the SEC or its staff requesting any amendments or supplements to the preliminary Proxy Statement or the definitive Proxy Statement, and AIR and Tenax shall cooperate in filing with the SEC or its staff, and if required by applicable Law, AIR shall mail to its stockholders, as promptly as reasonably practicable, such amendment or supplement. AIR shall provide Tenax and its counsel a reasonable opportunity to review any written responses to all SEC comments with respect to a preliminary or definitive Proxy Statement, and AIR shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Tenax and its counsel.

Section 7.02 No Solicitation of Transactions.

(a) AIR agrees that none of it or any of its Subsidiaries or any of their respective Representatives will, and that it will cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate, seek or take any other action to facilitate or encourage the making, submission or announcement of any proposal that constitutes, or could be reasonably be expected to lead to, any Competing AIR Proposal; (ii) enter into, maintain, continue or participate in any discussions or negotiations with any Person or entity in furtherance of, or furnish to any Person any information or otherwise cooperate in any way with respect to, any Competing AIR Proposal; (iii) agree to, approve, endorse, recommend or consummate any Competing AIR Proposal; (iv) enter into, or propose to enter into, any Competing AIR Transaction Agreement; or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of AIR or any of its Subsidiaries shall be deemed to be a breach of this Section 7.02(a) by AIR. AIR shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the execution of this Agreement by AIR, any of its Subsidiaries or its or any of their respective Representatives with respect to any Competing AIR Proposal, request the prompt return or destruction of all confidential information previously furnished and terminate access to any physical or electronic data rooms related to a potential Competing AIR Proposal previously granted to such Person.

(b) AIR shall promptly, and in any event within 24 hours of AIR obtaining knowledge of the receipt thereof, advise Tenax orally and in writing of any Competing AIR Proposal or any inquiry relating to or that could reasonably be expected to lead to any Competing AIR Proposal, the financial and other material terms and conditions of any such Competing AIR Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Competing AIR Proposal or inquiry. AIR shall (i) keep Tenax fully informed of the status and material details (including any change to the terms thereof) of any such Competing AIR Proposal or inquiry and (ii) provide to Tenax, as soon as practicable after receipt or delivery thereof (and in any event, within 24 hours of such receipt or delivery), unredacted copies of all correspondence (other than non-substantive written correspondence) and other written material (including all draft and final versions (and any amendments thereto) of agreements (including schedules and exhibits thereto) and any comments thereon) relating to any such Competing AIR Proposal or inquiry exchanged between AIR or any of its Subsidiaries (or their Representatives), on the one hand, and the Person making such Competing AIR Proposal or inquiry (or its Representatives), on the other hand.

(c) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the AIR Stockholder Approvals, AIR may, subject to compliance with Section 7.02(b), furnish information to, and enter into discussions with, a Person who has made, after the date hereof, an unsolicited, written, bona fide Competing AIR Proposal so long as such Competing AIR Proposal did not result from a breach of this Section 7.02 and, prior to furnishing such information and entering into such discussions, the AIR Board has (i) reasonably determined, in its good-faith judgment (after having received the advice of a financial advisor of nationally recognized reputation and outside legal counsel qualified to practice in the State of Nevada and experienced in matters of Nevada corporate Law) that (A) such Competing AIR Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and (B) the failure to furnish such information to, or enter into such discussions with, the Person who made such Competing AIR Proposal would violate the AIR Board’s fiduciary duties under the NRS, (ii) previously provided all such information to Tenax (or provides such information to Tenax substantially concurrent with the time it is provided to such Person) and (iii) obtained from such Person an Acceptable AIR Confidentiality Agreement.

(d) Except as set forth in this Section 7.02(d), neither the AIR Board nor any committee thereof shall (i) (A) fail to make, withdraw, qualify, modify or amend, or propose publicly to fail to make, withdraw, qualify, modify or amend, the AIR Recommendation or fail to include the AIR Recommendation in the Proxy Statement, (B) adopt or recommend, or propose publicly to adopt or recommend, any Competing AIR Proposal or (C) enter into any agreement relating to a Competing AIR Proposal (other than an Acceptable AIR Confidentiality Agreement); or (ii) make any public statement inconsistent with the AIR Recommendation (any of the actions described in the foregoing clauses (i) and (ii), a “Change in the AIR Recommendation”). Notwithstanding the foregoing, if at any time prior to the receipt of the AIR Stockholder Approvals and subject to compliance with Section 7.02(b), in response to the receipt of an unsolicited, written, bona fide Competing AIR Proposal received after the date hereof or the occurrence of an Intervening Event, the AIR Board determines in its good-faith judgment (after having received the advice of a financial advisor of nationally recognized reputation and outside legal counsel qualified to practice in the State of Nevada and experienced in matters of Nevada corporate Law) that the failure of the AIR Board to make a Change in the AIR Recommendation would violate the fiduciary duties of the AIR Board under the NRS, then the AIR Board may make a Change in the AIR Recommendation; provided, however, that no Change in the AIR Recommendation may be made that relates to a Competing AIR Proposal unless such Competing AIR Proposal constitutes a Superior Proposal; provided further that AIR shall not be entitled to exercise its right to make a Change in the AIR Recommendation until after the fifth Business Day following Tenax’s receipt of written notice from AIR advising Tenax that the AIR Board intends to make a Change in the AIR Recommendation (a “Notice of Adverse Recommendation”) and specifying the reasons therefor, including a description of any Intervening Event in reasonable detail or the terms and conditions of any Superior Proposal and including an unredacted copy of any proposed agreement (including schedules and exhibits thereto) relating to such Superior Proposal (it being understood and agreed that any material change regarding such Intervening Event, or any amendment to the financial terms or any other material term of such Superior Proposal, shall require a new Notice of Adverse Recommendation and a new three-Business-Day notice period). AIR agrees that, during the applicable five-Business-Day notice period prior to the AIR Board making a Change in the AIR Recommendation, AIR and its Representatives shall negotiate in good faith with Tenax and its Representatives regarding any revisions to the terms of this Agreement proposed by Tenax. In determining whether to make a Change in the AIR Recommendation, the AIR Board shall take into account any changes to the financial or other terms of this Agreement proposed by Tenax in response to a Notice of Adverse Recommendation or otherwise. At the end of the five-Business-Day notice period (or three-Business-Day notice period with respect to any material change regarding such Intervening Event, or any amendment to the financial terms or any other material term of such Superior Proposal) the AIR Board may effect a Change in the AIR Recommendation if the AIR Board shall again make a determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by Tenax), that the Change in the AIR Recommendation is required to comply with the fiduciary duties of the AIR Board under the NRS and, if applicable, the Competing AIR Proposal continues to constitute a Superior Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, in no event shall any Change in the AIR Recommendation (A) affect the validity and enforceability of this Agreement or the other Transaction Documents, including the obligations of AIR and AIR’s stockholders that are party to the Transaction Documents to consummate the Merger or the other Transactions or (B) cause any state corporate takeover statute or other similar statute to be applicable to the Merger or the other Transactions.

(f) Tenax agrees that neither it nor any of its Subsidiaries nor any of their respective Representatives will, and that it will cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate, seek or take any other action to facilitate or encourage the making, submission or announcement of any proposal that constitutes, or could reasonably be expected to lead to, any Competing Tenax Proposal; (ii) enter into, maintain, continue or participate in any discussions or negotiations with any Person or entity in furtherance of, or furnish to any Person any information or otherwise cooperate in any way with respect to, any Competing Tenax Proposal; (iii) agree to, approve, endorse, recommend or consummate any Competing Tenax Proposal; (iv) enter into, or propose to enter into, any Competing Tenax Transaction Agreement; or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Tenax or any of its Subsidiaries shall be deemed to be a breach of this Section 7.02(f) by Tenax. Tenax shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the execution of this Agreement by Tenax, any of its Subsidiaries or its or any of their respective Representatives with respect to any Competing Tenax Proposal, request the prompt return or destruction of all confidential information previously furnished and terminate access to any physical or electronic data rooms related to a potential Competing Tenax Proposal previously granted to such Person.

(g) Tenax shall promptly, and in any event within 24 hours of Tenax obtaining knowledge of the receipt thereof, advise AIR orally and in writing of any Competing Tenax Proposal or any inquiry relating to or that could reasonably be expected to lead to any Competing Tenax Proposal, the financial and other material terms and conditions of any such Competing Tenax Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Competing Tenax Proposal or inquiry. Tenax shall (i) keep AIR fully informed of the status and material details (including any change to the terms thereof) of any such Competing Tenax Proposal or inquiry and (ii) provide to AIR, as soon as practicable after receipt or delivery thereof (and in any event, within 24 hours of such receipt or delivery), unredacted copies of all correspondence (other than non-substantive written correspondence) and other written material (including all draft and final versions (and any amendments thereto) of agreements (including schedules and exhibits thereto) and any comments thereon) relating to any such Competing Tenax Proposal or inquiry exchanged between Tenax or any of its Subsidiaries (or their Representatives), on the one hand, and the Person making such Competing Tenax Proposal or inquiry (or its Representatives), on the other hand.

(h) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the AIR Stockholder Approvals, Tenax may, subject to compliance with Section 7.02(g), furnish information to, and enter into discussions with, a Person who has made, after the date hereof, an unsolicited, written, bona fide Competing Tenax Proposal so long as such Competing Tenax Proposal did not result from a breach of this Section 7.02 and, prior to furnishing such information and entering into such discussions, the Tenax Board has obtained from such Person an Acceptable Tenax Confidentiality Agreement.

Section 7.03 Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law, from the date of this Agreement until the Effective Time, AIR shall, and shall cause its Subsidiaries to, (i) provide to Tenax and Tenax’s Representatives reasonable access during normal business hours upon reasonable prior notice to the officers, employees and other personnel, agents, properties, offices and other facilities of AIR and its Subsidiaries and to the books and records thereof and (ii) furnish promptly to Tenax such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of AIR and its Subsidiaries as Tenax or its Representatives may reasonably request (including for purposes of conducting regulatory compliance reviews and audits to allow Tenax to be in compliance with its policies and procedures and any applicable Law at the Effective Time); provided, however, that AIR shall not be required to provide access to or disclose any such information to the extent such access or disclosure would result in the loss of attorney-client privilege of AIR or any of its Subsidiaries (provided that AIR and its Subsidiaries shall use their reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege).

(b) Except as otherwise prohibited by applicable Law, from the date of this Agreement until the Effective Time, Tenax shall, and shall cause its Subsidiaries to, provide to AIR and AIR’s Representatives reasonable access during normal business hours upon reasonable prior notice to Tenax’s personnel and records on a basis consistent with AIR’s access to such personnel and records prior to the date hereof in connection with AIR’s due diligence review of Tenax and its Subsidiaries in connection with the Transactions and as the parties shall determine is reasonably necessary to enable the AIR Board to fulfill its fiduciary duties under the NRS.

(c) All information obtained by the parties hereto pursuant to this Section 7.03 shall be kept confidential in accordance with the Confidentiality Agreement.

(d) No investigation pursuant to this Section 7.03 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.04 Employee Benefits Matters.

(a) For the period beginning on the Closing Date and continuing through the first anniversary of the Closing Date (or, if shorter, during the period of employment), AIR shall, or shall cause its Subsidiaries to, provide each employee of AIR or its Subsidiaries, as of immediately prior to the Effective Time, who continues to be employed by AIR or the Surviving Company after the Closing Date (collectively, the “Continuing Employees”) with (i) a base salary or wage rate, as applicable, and annual cash target bonus opportunity that is not less than the base salary or wage rate, as applicable, and annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other employee benefits (including severance benefits) that are no less favorable in the aggregate than either, as determined by AIR in its sole discretion, (A) the other employee benefits provided to such Continuing Employee by AIR and its Subsidiaries immediately prior to the Effective Time or (B) the other employee benefits provided to similarly situated employees of Tenax and its Subsidiaries immediately prior to the Effective Time. Notwithstanding anything herein to the contrary, effective from and after the Closing Date, the terms and conditions of employment for any Continuing Employee covered by an AIR Collective Bargaining Agreement shall continue to be governed by the applicable AIR Collective Bargaining Agreement until the expiration, modification or termination of such AIR Collective Bargaining Agreement in accordance with its terms or applicable Laws.

(b) Without limiting the generality of Section 10.05, the provisions of this Section 7.04 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former AIR Service Provider or Tenax Service Provider), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.04) under or by reason of any provision of this Agreement. Nothing contained in this Agreement, express or implied, shall (i) be treated as an amendment to any AIR Benefit Plan, Tenax Benefit Plan or other compensation or benefit plan, program, policy, agreement, arrangement or understanding for any purpose; (ii) obligate AIR or the Surviving Company or any of their respective Subsidiaries to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee; or (iii) prevent AIR or the Surviving Company or any of their respective Subsidiaries from amending or terminating any benefit plan or arrangement.

Section 7.05 Directors’ and Officers’ Indemnification and Insurance.

(a) AIR’s obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of AIR as provided in the articles of incorporation and bylaws of AIR or any indemnification Contract between such directors or officers and AIR (in each case, as in effect on the date hereof) shall survive the Closing and shall continue in full force and effect in accordance with their terms. For the avoidance of doubt, the applicable rights of indemnification and exculpation contemplated by this Section 7.05 and pursuant to the terms of the articles of incorporation or bylaws of AIR as in effect at or prior to the Effective Time shall not be impaired by any modification of such terms in any amendment or restatement of such articles of incorporation or bylaws following the Effective Time.

(b) For the three-year period commencing immediately after the Effective Time, AIR shall maintain in effect a directors’ and officers’ liability insurance with an insurance carrier with the same or better credit rating as AIR’s insurance carrier as of the date hereof covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by AIR’s directors’ and officers’ liability insurance policies on terms, conditions, retentions and limits of liability that are at least as favorable as AIR’s existing policies in effect on the date of this Agreement. AIR shall be permitted, prior to the Effective Time, to obtain and fully pay the premium, subject to the maximum annual premium referred to in the first proviso to this Section 7.05(b), for the extension of (i) the directors’ and officers’ liability coverage of AIR’s existing directors’ and officers’ insurance policies and (ii) AIR’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of three years from and after the Effective Time that shall be from an insurance carrier with the same or better credit rating as AIR’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as AIR’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement, the Merger or the other Transactions). Notwithstanding anything to the contrary contained herein, in no event shall Tenax or AIR after the Effective Time be required to expend for any policies contemplated by this clause (b) an annual premium amount in excess of 300% of the annual premiums currently paid by AIR for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, after the Effective Time, AIR shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. If such prepaid D&O Insurance has been obtained by AIR prior to the Effective Time, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.05(b), and AIR shall use its reasonable best efforts to cause such D&O Insurance to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(c) In the event AIR or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of AIR shall assume the obligations set forth in this Section 7.05.

Section 7.06 Notification of Certain Matters.

(a) AIR shall give prompt notice to Tenax, and Tenax shall give prompt notice to AIR, of (i) the occurrence, or non-occurrence, of any change, event, fact or development which would reasonably be expected to cause any of their respective representations or warranties contained in this Agreement to become untrue or inaccurate such that the conditions set forth in Section 8.02(a) or Section 8.03(a) would not be satisfied and (ii) any failure of AIR, Tenax or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the conditions set forth in Section 8.02(b) or Section 8.03(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) AIR shall give prompt notice to Tenax, and Tenax shall give prompt notice to AIR, of (i) any notice or other communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any Action commenced or, to its knowledge, threatened in writing relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article IV or Article V, as applicable, or which relates to the consummation of the Transactions.

Section 7.07 Reasonable Best Efforts; Further Action.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Transactions, including using its reasonable best efforts to accomplish the following: (i) the satisfaction of the conditions precedent set forth in Article VIII; (ii) the obtaining of all necessary actions or nonactions and consents from, and the giving of any necessary notices to, Governmental Authorities and the making of all necessary registrations, declarations and filings (including filings that are required or advisable under the HSR Act, and other registrations, declarations and filings with, or notices to, Governmental Authorities, that may be required under the HSR Act or are required or advisable under other applicable antitrust, competition or pre-merger notification Laws of any jurisdiction (collectively, “Antitrust Laws”), if any); (iii) the taking of all reasonable steps to provide any supplemental information requested by any Governmental Authority, including participating in meetings with officials of such entity in the course of its review of this Agreement or the Transactions, including the Merger; (iv) the taking of all reasonable steps as may be necessary to avoid any Action by any Governmental Authority or third party that would otherwise have the effect of materially delaying or preventing the consummation of the Merger; and (v) the defending or contesting of any Actions challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed. In connection with and without limiting the generality of the foregoing, each of AIR and the AIR Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transactions, including the Merger, contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Tenax or its Affiliates (including, after the Effective Time, AIR and its Subsidiaries) be required to agree to or accept (A) any prohibition of or limitation on its or their ownership, or any limitation that would affect its or their operation, of any portion of their respective businesses or assets, including after giving effect to the Transactions; (B) any commitment, undertaking or Order to divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, including after giving effect to the Transactions; (C) any limitation on the ability of the Tenax Members to acquire or hold or exercise full rights of ownership of any capital stock of AIR or its Subsidiaries, including after giving effect to the Transactions; or (D) any other limitation on its or their ability to, or the manner in which they, operate, conduct or control their respective businesses or operations, including after giving effect to the Transactions (any such action or limitation described in clauses (A) through (D), a “Restriction”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Tenax or any of its Affiliates be obligated to (x) litigate or participate in the litigation of any administrative Action before the United States Federal Trade Commission in connection with obtaining the expiration of the waiting period under the HSR Act or any consent from a Governmental Authority under Antitrust Laws in the United States in connection with the transactions contemplated by this Agreement or (y) challenge the decision of any Governmental Authority under Antitrust Laws in any jurisdiction other than the United States.

(b) Notwithstanding anything to the contrary herein, Tenax shall determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary actions or nonactions and consents from Governmental Authorities in connection with the Transactions contemplated by this Agreement, and AIR shall take all reasonable actions to support Tenax in connection therewith. Each of Tenax and AIR shall (i) reasonably cooperate with each other in connection with any filing or submission with any Governmental Authorities in connection with the Transactions and any consents from any Governmental Authority in connection therewith and any investigation or other inquiry related thereto and in connection with resolving any such investigation or inquiry with respect to any such filing or the Merger; (ii) not extend any waiting or suspension period under any applicable Antitrust Laws or enter into any agreement with any Governmental Authority not to consummate the Merger, except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed); (iii) respond as promptly as practicable to any applicable inquiries or requests received from any Governmental Authority for additional information or documentation; (iv) promptly make any applicable further filings or information submissions pursuant thereto that may be necessary or advisable; and (v) promptly make any requisite filings or submissions required or advisable under any applicable Antitrust Laws. Each of Tenax and AIR shall (A) promptly notify the other party of any written or oral communication to that party or its Subsidiaries or Representatives from any Governmental Authority regarding the parties’ collaborative efforts to obtain consents to the Merger under Antitrust Laws; (B) subject to applicable Law and to the extent reasonably practicable, permit the other party to review and comment on any substantive written communication regarding such efforts prior to providing such communication to any Governmental Authority; and (C) to the extent reasonably practicable, not agree to participate, or permit its Subsidiaries or Representatives to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning consents to the Merger under Antitrust Laws unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority and reasonably practicable, gives the other party the opportunity to attend and participate. Without limiting the foregoing, neither party shall make any filings, submissions or substantive written communications to any Governmental Authority to obtain consents to the Merger under Antitrust Laws without first providing a written copy of such filing, submission or communication to the other party (or as appropriate to such party’s outside counsel) and allowing the other party a reasonable opportunity to provide comments on such filing, submission or communication prior to submission. Tenax and AIR covenant and agree to incorporate all reasonable comments of the other party (or as appropriate such party’s outside counsel) with respect to such filings, submissions and communications prior to delivery of the same to any Governmental Authority.

Section 7.08 Obligations of Merger Sub. AIR shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 7.09 Listing. AIR shall use its reasonable best efforts to cause the shares of AIR Common Stock to be issued in the Merger to be approved for listing on the NYSE American, subject to official notice of issuance, and Tenax shall cooperate with AIR to the extent reasonably necessary with respect to such listing.

Section 7.10 Public Announcements. The initial press release relating to the Transactions shall be a joint press release, the text of which has been agreed to by each of Tenax and AIR. Thereafter, unless otherwise required by applicable Law or the requirements of applicable stock exchanges, Tenax and AIR shall each use its reasonable best efforts to consult with the other before issuing, and give each other the opportunity to review and comment upon, any press release or notice to shareholders, or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions; provided, however, that each of Tenax and AIR may make public statements that do not contain any information relating to the Transactions that has not been previously announced or made public in accordance with this Agreement and do not reveal material, nonpublic information regarding the other party.

Section 7.11 Certain Tax Matters.

(a) Tenax shall deliver to AIR on or no more than 30 days prior to the Closing Date a properly executed certificate meeting the requirements of Treasury Regulations Section 1.1445-11T and in a form and substance reasonably satisfactory to AIR, which certifies that (i) fifty percent or more of the value of the gross assets of Tenax do not constitute “United States real property holding interests” within the meaning of Section 897(c)(1) of the Code or (ii) ninety percent or more of the value of the gross assets of Tenax do not consist of United States real property holding interests plus cash or cash equivalents.

(b) AIR shall prepare and timely file, or cause to be prepared and timely filed, each income Tax Return filed by or with respect to Tenax or any of its Subsidiaries after the Closing, to the extent that items reflected on such Tax Return also are reflected on the Tax Returns of one or more Tenax Members (or direct or indirect owners thereof) as a result of the status of Tenax as a partnership or a disregarded entity for U.S. federal income Tax purposes (or, as applicable, state or local income Tax purposes) for any taxable year or period thereof that ends on or before the Closing Date (any such Tax Return, a “Pass-Through Tax Return”). AIR shall provide the Tenax Nominee with a draft copy of each Pass-Through Tax Return at least thirty (30) days before the due date for the filing of such Pass-Through Tax Return (including extensions thereof) for the Tenax Nominee’s review and comment and shall incorporate the Tenax Nominee’s reasonable comments.

(c) AIR and its Affiliates shall promptly notify the Tenax Nominee upon receipt by such party of written notice of any inquiries, claims, assessments, legal proceedings, audits or similar events with respect to any Pass-Through Tax Return (or the Taxes relating to any Pass-Through Tax Return) for a Tax year or period thereof ending on or before the Closing Date (any such inquiry, claim, assessment, legal proceeding audit or similar event, a “Pass-Through Tax Matter”). AIR, Tenax, the Tenax Nominee and their respective Affiliates shall cooperate fully in connection with any Pass-Through Tax Matter, including by retaining and providing, at the reasonable request of the other party, records or other information reasonably relevant to such Pass-Through Tax Matter. In no event shall AIR, Tenax or the Tenax Nominee make an election under Section 6226 of the Code, use any procedure described in Section 6225(c)(2) of the Code or take any other action causing the Tenax Members to bear any Taxes imposed on Tenax or its Subsidiaries as a result of a Pass-Through Tax Matter.

(d) Without the express written consent of the Tenax Nominee, neither AIR nor any of its Affiliates shall (i) make any income Tax election after the Closing with respect to Tenax, which election is effective on or before Closing Date, (ii) amend any income Tax Return of Tenax in respect of any taxable period ending on or before the Closing Date (including any Pass-Through Tax Return) or (iii) make any voluntary disclosures to, or initiate discussions or examinations with, Governmental Authority regarding Taxes with respect to any Pass-Through Tax Return (or the Taxes relating to any Pass-Through Tax Return) for a Tax period ending on or before or otherwise including the Closing Date, in each case, to the extent such Tax election, amendment or action would reasonably be expected to affect Taxes of any Tenax Member.

Section 7.12 Payoff Letters. AIR shall (a) deliver to Tenax at or prior to the Closing executed payoff letters in customary form reasonably satisfactory to Tenax (the “Payoff Letters”) in respect of the Indebtedness listed on Section 7.12 of the AIR Disclosure Letter (the “Payoff Debt”), which Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations, as applicable, related to any obligations under the Payoff Debt as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) and (ii) state that upon receipt of the Payoff Amount, the applicable Payoff Debt and related instruments evidencing such Payoff Debt shall be terminated (except for provisions in the documentation relating to such Payoff Debt that, by their terms, survive such termination); and (b) make arrangements for the holders of such Payoff Debt (or the administrative agent or similar agent therefor) to deliver to Tenax at or as soon as practicable after the Closing all possessory collateral then in its possession and all lien release documents and filings with respect to all liens in or upon the assets or properties of AIR and its Subsidiaries securing such Payoff Debt; provided that this Section 7.12 shall not require AIR or any of its Subsidiaries to cause such repayment, release and termination unless the Closing shall occur substantially concurrently therewith.

Section 7.13 Anti-Takeover Statutes. AIR and the AIR Board shall: (a) grant such approvals and take all actions necessary so that no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover or similar Laws (including NRS 78.411-78.444, inclusive, and NRS 78.378-78.3793, inclusive) become applicable to this Agreement or the Transactions, including the Merger, and (b) if any such anti-takeover or similar Law becomes applicable to the Transactions, grant such approvals and take all actions necessary so that the Transactions may be consummated as promptly as practicable and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize to the greatest extent possible the effects of any such Law on the Transactions.

Section 7.14 Stockholder Litigation. From and after the date hereof, AIR shall promptly advise Tenax orally and in writing of any Actions (including derivative claims) commenced or, to the knowledge of AIR, threatened against AIR and/or its directors or executive officers relating to this Agreement, the Merger and/or the other Transactions contemplated hereby and shall keep Tenax promptly and reasonably informed regarding any such Action. AIR shall give Tenax the opportunity to participate in the defense or settlement of any such Action and shall give due consideration to Tenax’s views with respect thereto. AIR shall not agree to any settlement of any such Action without Tenax’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.15 Section 16 Matters. Prior to the Effective Time, the AIR Board shall take all such actions as may be necessary or appropriate to cause any acquisitions of AIR Common Stock (including derivative securities related to AIR Common Stock) by any individual who shall become subject to the reporting requirements of Section 16(a) of the Exchange Act as a result of the Transactions to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

Section 7.16 Tender Offer.

(a) If the Closing VWAP is less than the Tender Offer Price, AIR shall commence the Tender Offer as promptly as practicable following the Closing Date (and in any event within five Business Days after the Closing Date) by means of an offer to purchase (the “Offer to Purchase”), consistent with the terms and conditions set forth in this Section 7.16 and on Exhibit G hereto (such terms and conditions, the “Tender Offer Conditions”).

(b) Pursuant to the Offer to Purchase, AIR will offer to acquire up to 1,000,000 shares of AIR Common Stock pursuant to the Tender Offer for the purchase price, to be paid by Tenax, of (i) $4.10 per share or (ii) if there is an adjustment to the Merger Consideration pursuant to Section 3.03, the Debt Adjusted AIR Share Price, in cash rounded to the nearest cent, per share (such amount, or any other amount per share paid in such offer in accordance with this Agreement, the “Tender Offer Price”) net to the seller in cash, without interest.

(c) On the commencement date of the Tender Offer (which shall be within five Business Days after the Closing Date), AIR shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase, a form of the related letter of transmittal, a summary advertisement, if any, and other ancillary documents pursuant to which the Tender Offer will be made (the Schedule TO, together with all documents included therein pursuant to which the Tender Offer will be made, the “Tender Offer Documents”) and (ii) cause the Tender Offer Documents to be disseminated to the holders of shares of AIR Common Stock. Prior to the Closing, the parties shall reasonably cooperate in the preparation of the Tender Offer Documents. AIR agrees to promptly correct any information provided by it for use in the Tender Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and AIR further agrees to use all reasonable efforts to promptly cause the Tender Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of shares of AIR Common Stock, in each case as and to the extent required by applicable Law. Prior to the Closing, Tenax shall promptly make available to AIR or AIR’s legal counsel any information concerning Tenax and Tenax’s Subsidiaries that is required by the Exchange Act to be set forth in the Tender Offer Documents.

(d) In accordance with the terms and conditions of this Agreement and the Offer to Purchase, and subject only to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the Tender Offer Conditions, AIR shall, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the “Tender Offer Acceptance Time”) all shares of AIR Common Stock validly tendered and not properly withdrawn pursuant to the Tender Offer, and AIR shall, at or as promptly as practicable following the Tender Offer Acceptance Time (but in any event within three Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter), deposit with the paying agent in respect of the Tender Offer an amount in cash sufficient to purchase all shares of AIR Common Stock validly tendered and not properly withdrawn pursuant to the Tender Offer.

(e) The Tender Offer shall expire at midnight, New York City time (i.e., one minute after 11:59 p.m., New York City time), on the date that is 20 Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Tender Offer (such expiration date and time of the Tender Offer, the “Expiration Time”). The Tender Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article IX. If, at the then-scheduled Expiration Time, any of the Tender Offer Conditions has not been satisfied or waived, then AIR shall extend the Tender Offer on one or more occasions in consecutive increments of five Business Days each (each such increment to end at 5:00 p.m., New York City time, on the last Business Day of such increment) (or such other duration as may be determined by AIR) in order to permit the satisfaction of such Tender Offer Condition(s).

(f) AIR and the paying agent with respect to the Tender Offer shall be entitled to deduct and withhold from the Tender Offer Price payable pursuant to the Tender Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 7.17 Redemption Rights Agreement. AIR and Tenax shall in good faith use reasonable best efforts to finalize and enter into (as applicable), at or prior to the Closing, a definitive agreement constituting the Redemption Rights Agreement reflecting the terms and conditions set forth on Exhibit H and such other customary terms and conditions as are not inconsistent with Exhibit H and as are agreed to by AIR, Tenax and the Rights Agent.

Section 7.18 Registration Rights Agreement. AIR and Tenax shall in good faith use reasonable best efforts to finalize and enter into (as applicable), at or prior to the Closing, a definitive agreement constituting the Registration Rights Agreement reflecting the terms and conditions set forth on Exhibit I and such other customary terms and conditions as are not inconsistent with Exhibit I and as are agreed to by AIR, Tenax and the Tenax Members.

Section 7.19 Resignations and Replacement of Directors. At or prior to the Closing, AIR shall deliver to Tenax written resignation and release letters, effective as of the Closing Date, of each of the directors and officers of AIR requested by Tenax in writing at least five Business Days prior to the Closing, effectuating his or her resignation from such position as a member of the AIR Board or as an officer (although not as an employee, if applicable, unless otherwise so requested by Tenax), in form and substance reasonably satisfactory to Tenax.

Article VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of Tenax, AIR and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The AIR Stockholder Approvals shall have been obtained in accordance with the NRS and AIR’s articles of incorporation and bylaws.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the Transactions (collectively, a “Restraint”).

(c) Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) any approval or waiting period with respect to those jurisdictions set forth in Section 8.01(c) of the AIR Disclosure Letter shall have been obtained or terminated or shall have expired.

(d) NYSE American Listing. The shares of AIR Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE American, subject to official notice of issuance.

(e) Required Tenax Member Approval. The Required Tenax Member Approval shall have been obtained.

Section 8.02 Conditions to the Obligations of Tenax. The obligations of Tenax to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. In each case as of the date of this Agreement and as of the Closing Date, except to the extent any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, (i) the representations and warranties of AIR and Merger Sub set forth in the first sentence of Section 4.07 (Absence of Certain Changes or Events) shall be true, correct and complete in all respects, (ii) the representations and warranties of AIR and Merger Sub set forth in Section 4.02 (Capitalization) shall be true, correct and complete in all respects (other than de minimis inaccuracies), (iii) the representations and warranties of AIR and Merger Sub set forth in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Authority Relative to This Agreement), Section 4.04(a)(i)(A) (No Conflict) and Section 4.19 (Brokers) shall be true, correct and complete in all material respects and (iv) the other representations and warranties of AIR and Merger Sub set forth in Article IV shall be true, correct and complete (without giving effect to any “material”, “materiality” or “AIR Material Adverse Effect” qualification contained therein), except where the failure of any such representations and warranties to be so true, correct and complete has not had, and would not reasonably be expected to have, individually or in the aggregate, an AIR Material Adverse Effect.

(b) Agreements and Covenants. AIR and Merger Sub shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) No AIR Material Adverse Effect. Since the date of this Agreement through the Closing Date, there shall not have been any event, occurrence, state of facts, development, circumstance, change or effect that, individually or in the aggregate with all other events, occurrences, states of facts, developments, circumstances, changes and effects, has had or would have been reasonably expected to have AIR Material Adverse Effect.

(d) Officer’s Certificate. AIR shall have delivered to Tenax a certificate, dated the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of AIR, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(e) Restrictions. No Action by any Governmental Authority shall be pending and no Restraint shall be in effect, in each case, which imposes or seeks to impose any Restrictions on Tenax and its Subsidiaries.

(f) Support Agreement. The AIR Stockholder Support Agreement shall remain in full force and effect.

Section 8.03 Conditions to the Obligations of AIR and Merger Sub. The obligations of AIR and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. In each case as of the date of this Agreement and as of the Closing Date, except to the extent any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, (i) the representations and warranties of Tenax set forth in the first sentence of Section 5.07 (Absence of Certain Changes or Events) shall be true, correct and complete in all respects, (ii) the representations and warranties of Tenax set forth in Section 5.02 (Capitalization) shall be true, correct and complete in all respects (other than de minimis inaccuracies), (iii) the representations and warranties of Tenax set forth in Section 5.01 (Organization and Qualification; Subsidiaries), Section 5.03 (Authority Relative to This Agreement), Section 5.04(a) (No Conflict) and Section 5.19 (Brokers) shall be true, correct and complete in all material respects and (iv) the other representations and warranties of Tenax set forth in Article V shall be true, correct and complete (without giving effect to any “material”, “materiality” or “Tenax Material Adverse Effect” qualification contained therein), except where the failure of any such representations and warranties to be so true, correct and complete has not had, and would not reasonably be expected to have, individually or in the aggregate, a Tenax Material Adverse Effect.

(b) Agreements and Covenants. Tenax shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) No Tenax Material Adverse Effect. Since the date of this Agreement through the Closing Date, there shall not have been any event, occurrence, state of facts, development, circumstance, change or effect that, individually or in the aggregate with all other events, occurrences, states of facts, developments, circumstances, changes and effects, has had or would have been reasonably expected to have a Tenax Material Adverse Effect.

(d) Officer’s Certificate. Tenax shall have delivered to AIR a certificate, dated the Closing Date, signed by the President or Chief Financial Officer of Tenax, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, as follows:

(a) by mutual written consent of Tenax and AIR, duly authorized by the Tenax Board and the AIR Board, respectively; or

(b) by either Tenax or AIR if:

(i) the AIR Stockholder Approvals shall not have been obtained at the AIR Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(ii) any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement shall have complied in all material respects with its obligations under Section 7.07; or

(iii) the Effective Time shall not have occurred on or before 11:59 p.m., Eastern time, on the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(iii) shall not be available to (A) any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before such time, (B) AIR if any Key AIR Stockholder’s material breach of its obligations under the AIR Stockholder Support Agreement has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before such time and (C) Tenax if any Tenax Member’s material breach of its obligations under the relevant Tenax Member Support Agreement has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before such time; or

(c) by Tenax:

(i) upon a breach by either of AIR or Merger Sub of, or failure by either of AIR or Merger Sub to perform, any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach or failure is incapable of being cured by the Outside Date or, if curable by the Outside Date, is not cured by AIR or Merger Sub, as applicable, within thirty (30) days of receipt by AIR or Merger Sub, as applicable, of written notice of such breach or failure; provided, however, that Tenax shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Tenax is in material breach of its representations, warranties or covenants as of the time of such purported termination;

(ii) if a Change in the AIR Recommendation shall have occurred; or

(iii) if the Key AIR Stockholders fail to duly execute and deliver, or cause to be delivered, to Tenax the AIR Stockholder Support Agreement within 72 hours following the execution and delivery of this Agreement; or

(d) by AIR:

(i) upon a breach by Tenax of, or a failure by Tenax to perform, any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach or failure is incapable of being cured by the Outside Date or, if curable by the Outside Date, is not cured by Tenax within 30 days of receipt by Tenax of written notice of such breach or failure; provided, however, that AIR shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if AIR is in material breach of its representations, warranties or covenants as of the time of such purported termination;

(ii) if (A) the conditions set forth in Sections 8.01 and 8.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (B) AIR has confirmed by notice to Tenax that all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions in Section 8.03 and (C) the Merger shall not have been consummated within three Business Days after the delivery of such notice; provided that, notwithstanding anything in Section 9.01(b)(iii) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 9.01(b)(iii) during such three-Business-Day period following delivery of the notice referred to in clause (B) above.

(iii) to accept a Superior Proposal, subject to the provisions of Section 7.02; or

(iv) if the Consenting Tenax Members fail to duly execute and deliver, or cause to be delivered, to AIR the Tenax Member Support Agreements within 72 hours following the execution and delivery of this Agreement.

Section 9.02 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other parties hereto, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 4.19, Section 5.19, Section 7.03(c), Section 9.03 and Article X, each of which shall survive any termination of this Agreement and remain in full force and effect and (b) nothing in this Section 9.02 or Section 9.03 shall relieve any party from liability for fraud committed prior to such termination or for any willful material breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.

Section 9.03 Fees and Expenses.

(a) In the event that:

(i) AIR terminates this Agreement pursuant to Section 9.01(d)(iii) to accept a Superior Proposal;

(ii) Tenax terminates this Agreement pursuant to Section 9.01(c)(ii) following a Change in the AIR Recommendation; or

(iii) (A) (I) either AIR or Tenax terminates this Agreement pursuant to Section 9.01(b)(i) (but only if the AIR Stockholders Meeting has been held prior to such termination) or Section 9.01(b)(iii) or (II) Tenax terminates this Agreement pursuant to Section 9.01(c)(i), (B) prior to the termination of this Agreement, a Competing AIR Proposal shall have been publicly announced or shall have become publicly known and (C) on or prior to the date that is 12 months after the date of such termination, AIR enters into a Competing AIR Transaction Agreement in respect of such Competing AIR Proposal and the transaction contemplated thereby is consummated, then AIR shall pay to Tenax a fee equal to $1,250,000 (the “AIR Termination Fee”) by wire transfer of immediately available funds to an account designated by Tenax (x) in the event of clause (i), upon such termination; (y) in the event of clause (ii), within five Business Days of such termination; and (z) in the event of clause (iii), within five Business Days of the closing of the Competing AIR Proposal transaction. In no event shall AIR be required to pay the AIR Termination Fee on more than one occasion.

(b) In the event that AIR shall terminate this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(ii), or Tenax shall terminate this Agreement pursuant to Section 9.01(b)(iii) and at such time AIR could have terminated this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(ii), then Tenax shall pay to AIR a fee equal to $1,250,000 (the “Tenax Termination Fee”) by wire transfer of immediately available funds to an account designated by AIR within five Business Days following such termination. In no event shall Tenax be required to pay the Tenax Termination Fee on more than one occasion.

(c) In the event that either AIR or Tenax terminates this Agreement pursuant to Section 9.01(b)(i) (but only if the AIR Stockholders Meeting has been held prior to such termination), then, in addition to any other payments that may be required to be made pursuant to this Section 9.03, AIR shall reimburse Tenax for Tenax’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the execution of this Agreement and the consummation of the Transactions, up to $500,000, by wire transfer of immediately available funds to an account designated by Tenax or by transfer of AIR Common Stock of equal value within five Business Days following such termination.

(d) In the event that AIR shall terminate this Agreement pursuant to Section 9.01(d)(iv), then, in addition to any other payments that may be required to be made pursuant to this Section 9.03, Tenax shall reimburse AIR for AIR’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the execution of this Agreement and the consummation of the Transactions, up to $500,000, by wire transfer of immediately available funds to an account designated by AIR within five Business Days following such termination.

(e) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except Expenses constituting the out-of-pocket cost of (i) filing fees, printing and mailing of the Proxy Statement (excluding, for the avoidance of doubt, the fees and expenses of AIR’s legal counsel) and (ii) the filing fees for the premerger notification and report forms under the HSR Act (excluding, for the avoidance of doubt, the fees and expenses of AIR’s legal counsel), which, in each case, shall be paid by Tenax.

(f) The parties hereto acknowledge and agree that the agreements contained in Section 9.03(a) are an integral part of the Transactions, and that, without these agreements, the parties hereto would not enter into this Agreement; accordingly, if AIR fails promptly to pay the AIR Termination Fee, and, in order to obtain such payment, Tenax commences a suit that results in a judgment against AIR for the AIR Termination Fee, AIR shall pay to Tenax its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, up to $500,000, together with interest on the amount of the AIR Termination Fee from the date such payment was required to be made until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Each party further acknowledges that the AIR Termination Fee is not a penalty, but rather is a reasonable amount that will compensate the receiving party in the circumstances in which such payment is payable for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision.

(g) The parties hereto acknowledge and agree that the agreements contained in Section 9.03(b) are an integral part of the Transactions, and that, without these agreements, the parties hereto would not enter into this Agreement; accordingly, if Tenax fails promptly to pay the Tenax Termination Fee, and, in order to obtain such payment, AIR commences a suit that results in a judgment against Tenax for the Tenax Termination Fee, Tenax shall pay to AIR its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, up to $500,000, together with interest on the amount of the Tenax Termination Fee from the date such payment was required to be made until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Each party further acknowledges that the Tenax Termination Fee is not a penalty, but rather is a reasonable amount that will compensate the receiving party in the circumstances in which such payment is payable for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision.

(h) In the event the AIR Termination Fee is required to be paid and is paid to Tenax pursuant to Section 9.03(a), such payment of the AIR Termination Fee shall constitute liquidated damages and be the sole and exclusive monetary remedy of Tenax and its Subsidiaries and Tenax’s and its Subsidiaries’ respective current, former or future equityholders, employees, directors, officers, Affiliates or Representatives (collectively, the “Tenax Related Parties”) against AIR and Merger Sub and their respective current, former or future equityholders, employees, directors, officers, Affiliates or Representatives (collectively, the “AIR Related Parties”) for all losses, damages, costs or expenses in respect of this Agreement (or the termination thereof) or the Transactions (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the AIR Termination Fee, none of the AIR Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or the Transactions, and none of Tenax, its Subsidiaries or any other Tenax Related Party shall seek to recover any other monetary damages.

(i) In the event the Tenax Termination Fee is required to be paid and is paid to AIR pursuant to Section 9.03(b), such payment of the Tenax Termination Fee shall constitute liquidated damages and be the sole and exclusive monetary remedy of the AIR Related Parties against the Tenax Related Parties for all losses, damages, costs or expenses in respect of this Agreement (or the termination thereof) or the Transactions (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the Tenax Termination Fee, none of the Tenax Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or the Transactions, and none of AIR, its Subsidiaries or any other AIR Related Party shall seek to recover any other monetary damages.

Section 9.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of the Tenax Board, the AIR Board and the Board of Directors of Merger Sub at any time prior to the Effective Time; provided, however, that, after the AIR Stockholder Approvals have been obtained, no amendment may be made that under applicable Law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of AIR without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) to the extent permitted by applicable Law, waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. No extension or waiver by AIR shall require the approval of the stockholders of AIR, unless required by applicable Law. Notwithstanding the foregoing, no failure or delay by Tenax or AIR or Merger Sub in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 9.06 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 9.01 or an amendment of this Agreement pursuant to Section 9.04 shall, in order to be effective, require, in the case of Tenax or AIR, action by the Tenax Board or the AIR Board or, with respect to any amendment of this Agreement pursuant to Section 9.04, the duly authorized committee of the Tenax Board or the AIR Board to the extent permitted by applicable Law.

Article X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04, Section 7.05 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time.

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt (or without notice of non-delivery during normal business hours), (c) upon confirmation of receipt after transmittal by email (to such email address specified below or another email address or addresses as such Person may subsequently specify by proper notice under this Agreement) and (d) on the next Business Day when sent by national overnight courier (providing proof of delivery), in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Tenax:

Tenax Aerospace Acquisition, LLC

400 West Parkway Place, Suite 201

Ridgeland, Mississippi 39157

Attention:     James Linder

Telephone:   910-797-3280

Email:           jlinder@tenaxaerospace.com

with copies to:

NTC Equity Holdings, LLC

104 Field Point Road

Greenwich, Connecticut 06830

Attention:    Thomas Foley

Telephone:   203-461-0471

Email:          thomasfoley@att.net

and:

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, New York 10001

Attention:    Thomas E. Dunn

                     Matthew L. Ploszek

Telephone:  212-474-1000

Email:          tdunn@cravath.com

                    mploszek@cravath.com

if to AIR or Merger Sub:

Air Industries Group

1460 Fifth Avenue

Bay Shore, New York 11706

Attention:    Luciano Melluzzo

                     Scott Glassman

Telephone:  631-968-5000

Email:          Lou.Melluzzo@airindustriesgroup.com

                    Scott.Glassman@airindustriesgroup.com

with a copy to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105
Attention:    Vincent J. McGill

                     Charles Goodwin

Telephone:  212-370-1300

Email:          vmcgill@egsllp.com

                    CGoodwin@egsllp.com

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04 Entire Agreement. This Agreement (including the exhibits and schedules hereto, including the AIR Disclosure Letter and the Tenax Disclosure Letter), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 10.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties.

Section 10.06 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.05 (which is intended to be for the benefit of the Persons expressly covered thereby and may be enforced by such Persons).

Section 10.07 Specific Performance. The parties hereto agree that the parties hereto would be irreparably damaged if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms of this Agreement, in addition to any other remedy at law or in equity. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any such legal or equitable relief, and each party waives any objection to the imposition of such relief or any right it might have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to any choice or conflict of law provisions or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined exclusively in the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada (and, if jurisdiction shall be vested exclusively in the federal courts, the United States District Court for the District of Nevada). The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada (and, if jurisdiction shall be vested exclusively in the federal courts, the United States District Court for the District of Nevada) for the purpose of any Action arising out of or relating to this Agreement or the Transactions brought by any party hereto; (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the Transactions may not be enforced in or by the above-named courts; and (c) agree that such party will not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada (and, if jurisdiction shall be vested exclusively in the federal courts, the United States District Court for the District of Nevada). Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 10.02 shall be effective service of process for any such action.

Section 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or .pdf) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 10.10.

IN WITNESS WHEREOF, Tenax, AIR and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TENAX AEROSPACE ACQUISITION, LLC

By	/s/ Thomas C. Foley
	Name:	Thomas C. Foley
	Title:	Chairman

AIR INDUSTRIES GROUP

By	/s/ Luciano Melluzzo
	Name:	Luciano Melluzzo
	Title:	President and Chief Executive Officer

TRANSITORY AIR SUB LLC

By	/s/ Luciano Melluzzo
	Name:	Luciano Melluzzo
	Title:	President

SCHEDULE A

Key AIR Stockholders

1.	Peter D. Rettaliata

2.	Michael N. Taglich

3.	Robert F. Taglich

4.	David Buonanno

5.	Michael Brand

6.	Michael Porcelain

7.	Luciano Melluzzo

8.	Scott Glassman

EXHIBIT A

Form of AIR Stockholder Support Agreement

[See attached]

EXHIBIT B

Form of Tenax Member Support Agreement

[See attached]

EXHIBIT C

Form of Tenax Member Lock-Up Agreement

[See attached]

EXHIBIT D

AIR Accounting Principles

[See attached]

EXHIBIT E

Form of Limited Liability Company Agreement of the Surviving Company

[See attached]

EXHIBIT F

Form of AIR Charter Amendment

[See attached]

EXHIBIT G

Terms and Conditions of the Tender Offer

The Tender Offer will not be conditioned on any minimum number of shares being tendered.

Notwithstanding any other provision of the Tender Offer, AIR will not be required to accept, and Tenax will not be required to pay for any shares tendered, and may terminate or amend the Tender Offer or may postpone the acceptance for payment of, or the payment for (as applicable), shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the commencement of the Tender Offer and before or at the expiration time of the Tender Offer, any of the following events occur (or shall have been reasonably determined by AIR or Tenax (as applicable) to have occurred):

a)	there shall have been enacted, issued or promulgated any law or order by any government or governmental, regulatory or administrative agency, authority or tribunal of competent and applicable jurisdiction that:

i.	makes illegal, or which has the effect of prohibiting or otherwise preventing, the making of the Tender Offer or the acquisition by AIR of some or all of the shares pursuant to the Tender Offer; or

ii.	makes illegal the payment by Tenax of some or all of the shares pursuant to the Tender Offer or has the effect of prohibiting or preventing AIR’s ability to accept for payment, or Tenax’s ability to pay for, some or all of the shares;

b)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

c)	any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) shall have been enacted, entered, promulgated or enforced in respect of the Tender Offer or AIR or any of its Subsidiaries by any court, government or governmental agency or other regulatory or administrative authority of competent and applicable jurisdiction, domestic or foreign, which prevents or prohibits the consummation of the Tender Offer; or

d)	AIR shall have determined in good faith and upon the advice of counsel that the consummation of the Tender Offer and the purchase of the shares may cause the shares to be delisted from the NYSE American.

EXHIBIT H

Redemption Rights Agreement Term Sheet

[See attached]

EXHIBIT I

Registration Rights Agreement Term Sheet

[See attached]